CMS ENERGY & CONSUMERS ENERGY

ANNUAL
REPORT

2022









Shareowners:

Thank you for your investment in CMS Energy. Our story and purpose remain grounded in our commitment to our customers, communities, co-workers and investors – World Class Performance Delivering Hometown Service.

As we continued to lead the clean energy transformation this year, our vision for Michigan's future was supported by successful settlements of our Clean Energy Plan (IRP) and gas and electric rate cases. These settlements provide certainty for our investments in clean energy and highlight the supportive regulatory construct in Michigan. Our IRP will deliver roughly $600 million in savings over our prior plan and reduces our carbon footprint by over 60% as we exit coal in 2025. In addition to these operational advancements, I'm happy to report that we delivered another year of strong financial performance in 2022, marking 20 years of meeting our adjusted earnings guidance.

Outlined below are accomplishments delivered by the CMS Energy team exemplifying our impact on the triple bottom line – People, Planet and Profit.

PEOPLE
- Awarded #1 Utility for America's Best Employers for Women
- Awarded #2 Utility for Best Employers for Workplace Diversity by Forbes
- Recognized within Military Times list of "Best for Vets: Employers"
- Achieved our 5-year goal to double spending with diverse suppliers, one year ahead of plan
- Placed in the top quartile across all industries for customer experience measured by CXi Forrester Index
- Secured more than $100 million of customer assistance in partnership with state and federal agencies to help keep customer bills affordable
- Attracted approximately 230 megawatts of new or expanding load – estimated to create about 6,300 jobs and bring more than $8 billion of investment to Michigan

PLANET

- Landmark 2021 Clean Energy Plan approved, providing for the exit of coal generation and a 60% reduction in carbon emissions by 2025, while ensuring continued reliability through the acquisition of New Covert, a 1.2-gigawatt natural gas-fueled plant, the addition of 8 gigawatts of solar generation and 550 megawatts of battery storage through 2040
- Achieved subscription to build 1st tranche of Voluntary Green Pricing program – this generation project is expected to exceed 300 megawatts and result in more than $450 million in additional renewable capital investment
- Announced goal to power more than 1 million electric vehicles by 2030
- Committed to achieving net-zero greenhouse gas emissions by 2050 for our entire business, incorporating emissions from our natural gas system and including customers and suppliers
- Launched the MI Clean Air program to help customers offset their greenhouse gas emissions from natural gas use

PROFIT

- Delivered adjusted earnings per share of $2.89 – at the high end of the guidance range
- Increased annual dividend to $1.95 for 2023 – 17th increase in as many years
- Settled gas rate case with $170 million of rate relief
- Settled electric rate case with $161 million of rate relief
- Achieved $58 million in operations and maintenance savings and $117 million in capital cost savings by leveraging the CE Way

This completes another outstanding year for operational and financial performance, and the successes achieved over the past year point to a strong outlook in 2023. Thank you for your continued support.

Sincerely,

Garrick Rochow
President and CEO

This letter includes non-GAAP measures. Reconciliations to the most directly comparable GAAP measures are found immediately following this letter and on our website at cmsenergy.com.

CMS ENERGY CORPORATION
Reconciliation of GAAP Net Income to Non-GAAP Adjusted Net Income
(Unaudited)

	In Millions, Except Per Share Amounts	
	Twelve Months Ended	
	12/31/22	**12/31/21**
Net Income Available to Common Stockholders	$ 827	$ 1,348
Reconciling items:		
Disposal of discontinued operations gain	(5)	(657)
Tax impact	1	143
Discontinued operations income	-	(115)
Tax impact	-	27
Other exclusions from adjusted earnings**	8	(1)
Tax impact	(2)	*
Loss on fleet impairment	-	29
Tax impact	-	(7)
Voluntary separation program	12	-
Tax impact	(3)	-
Adjusted net income – non-GAAP	$ 838	$ 767
Average Common Shares Outstanding - Diluted	290.0	289.5
Diluted Earnings Per Average Common Share		
Reported net income per share	$ 2.85	$ 4.66
Reconciling items:		
Disposal of discontinued operations gain	(0.01)	(2.27)
Tax impact	*	0.49
Discontinued operations income	-	(0.39)
Tax impact	-	0.09
Other exclusions from adjusted earnings**	0.03	(*)
Tax impact	(0.01)	*
Loss on fleet impairment	-	0.10
Tax impact	-	(0.03)
Voluntary separation program	0.04	-
Tax impact	(0.01)	-
Adjusted net income per share – non-GAAP	$ 2.89	$ 2.65

* Less than $0.5 million or $0.01 per share.

** Includes restructuring costs, business optimization initiative, and unrealized gains or losses from mark-to-market adjustments, recognized in net income related to NorthStar Clean Energy's interest expense.

Management views adjusted (non-Generally Accepted Accounting Principles) earnings as a key measure of the company's present operating financial performance and uses adjusted earnings for external communications with analysts and investors. Internally, the company uses adjusted earnings to measure and assess performance. Adjustments could include items such as discontinued operations, asset sales, impairments, restructuring costs, business optimization initiative, changes in accounting principles, changes in federal tax policy, regulatory items from prior years, unrealized gains or losses from mark-to-market adjustments, recognized in net income related to NorthStar Clean Energy's interest expense, or other items. The adjusted earnings should be considered supplemental information to assist in understanding our business results, rather than as a substitute for the reported earnings.

(This page intentionally left blank)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission File Number	Registrant; State of Incorporation; Address; and Telephone Number	IRS Employer Identification No.
1-9513	**CMS ENERGY CORPORATION**	38-2726431
	(A Michigan Corporation) One Energy Plaza, Jackson, Michigan 49201 (517) 788-0550	
1-5611	**CONSUMERS ENERGY COMPANY**	38-0442310
	(A Michigan Corporation) One Energy Plaza, Jackson, Michigan 49201 (517) 788-0550	

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
CMS Energy Corporation Common Stock, $0.01 par value	CMS	New York Stock Exchange
CMS Energy Corporation 5.625% Junior Subordinated Notes due 2078	CMSA	New York Stock Exchange
CMS Energy Corporation 5.875% Junior Subordinated Notes due 2078	CMSC	New York Stock Exchange
CMS Energy Corporation 5.875% Junior Subordinated Notes due 2079	CMSD	New York Stock Exchange
CMS Energy Corporation Depositary Shares, each representing a 1/1,000th interest in a share of 4.200% Cumulative Redeemable Perpetual Preferred Stock, Series C	CMS PRC	New York Stock Exchange
Consumers Energy Company Cumulative Preferred Stock, $100 par value: $4.50 Series	CMS-PB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

CMS Energy Corporation: Yes ☒ No ☐ **Consumers Energy Company:** Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

CMS Energy Corporation: Yes ☐ No ☒ **Consumers Energy Company:** Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

CMS Energy Corporation: Yes ☒ No ☐ **Consumers Energy Company:** Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

CMS Energy Corporation: Yes ☒ No ☐ **Consumers Energy Company:** Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

CMS Energy Corporation:		Consumers Energy Company:	
Large accelerated filer	☒	Large accelerated filer	☐
Non-accelerated filer	☐	Non-accelerated filer	☒
Accelerated filer	☐	Accelerated filer	☐
Smaller reporting company	☐	Smaller reporting company	☐
Emerging growth company	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

CMS Energy Corporation: ☐ **Consumers Energy Company:** ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

CMS Energy Corporation: ☒ **Consumers Energy Company:** ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

CMS Energy Corporation: ☐ **Consumers Energy Company:** ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

CMS Energy Corporation: ☐ **Consumers Energy Company:** ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

CMS Energy Corporation: Yes ☐ No ☒ **Consumers Energy Company:** Yes ☐ No ☒

The aggregate market value of CMS Energy voting and non-voting common equity held by non-affiliates was $19.588 billion for the 290,193,601 CMS Energy Corporation Common Stock shares outstanding on June 30, 2022 based on the closing sale price of $67.50 for CMS Energy Corporation Common Stock, as reported by the New York Stock Exchange on such date. There were no shares of Consumers common equity held by non-affiliates as of June 30, 2022.

There were 291,264,195 shares of CMS Energy Corporation Common Stock outstanding on January 13, 2023. On January 13, 2023, CMS Energy held all 84,108,789 outstanding shares of common stock of Consumers.

Documents incorporated by reference in Part III: CMS Energy's and Consumers' proxy statement relating to their 2023 Annual Meetings of Shareholders to be held May 5, 2023.

CMS Energy Corporation
Consumers Energy Company

Annual Reports on Form 10-K to the Securities and Exchange Commission for the Year Ended December 31, 2022

Table of Contents

Glossary

Certain terms used in the text and financial statements are defined below.

2016 Energy Law
Michigan's Public Acts 341 and 342 of 2016

ABATE
Association of Businesses Advocating Tariff Equity

ABO
Accumulated benefit obligation; the liabilities of a pension plan based on service and pay to date, which differs from the PBO in that it does not reflect expected future salary increases

AFUDC
Allowance for borrowed and equity funds used during construction

AOCI
Accumulated other comprehensive income (loss)

ARO
Asset retirement obligation

ASC 715
Financial Accounting Standards Board Accounting Standards Codification Topic 715, Retirement Benefits

Aviator Wind
Aviator Wind Holdings, LLC, a VIE in which Aviator Wind Equity Holdings holds a Class B membership interest

Aviator Wind Equity Holdings
Aviator Wind Equity Holdings, LLC, a VIE in which Grand River Wind has a 51-percent interest

Bay Harbor
A residential/commercial real estate area located near Petoskey, Michigan, in which CMS Energy sold its interest in 2002

bcf
Billion cubic feet

CAO
Chief Accounting Officer

CCR

Coal combustion residual

CEO

Chief Executive Officer

CERCLA

Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended

CFO

Chief Financial Officer

city-gate contract

An arrangement made for the point at which a local distribution company physically receives gas from a supplier or pipeline

Clean Air Act

Federal Clean Air Act of 1963, as amended

Clean Energy Plan

Consumers' long-term strategy for delivering clean, reliable, resilient, and affordable energy to its customers through the increased use of energy efficiency and customer demand management programs, additional renewable energy generation, and conservation voltage reduction

Clean Water Act

Federal Water Pollution Control Act of 1972, as amended

CMS Capital

CMS Capital, L.L.C., a wholly owned subsidiary of CMS Energy

CMS Energy

CMS Energy Corporation and its consolidated subsidiaries, unless otherwise noted; the parent of Consumers, NorthStar Clean Energy, and, until October 1, 2021, EnerBank

CMS ERM

CMS Energy Resource Management Company, a wholly owned subsidiary of NorthStar Clean Energy

CMS Gas Transmission

CMS Gas Transmission Company, a wholly owned subsidiary of NorthStar Clean Energy

CMS Generation Michigan Power

CMS Generation Michigan Power L.L.C., a wholly owned subsidiary of HYDRA-CO

CMS Land

CMS Land Company, a wholly owned subsidiary of CMS Capital, L.L.C., a wholly owned subsidiary of CMS Energy

Consumers

Consumers Energy Company and its consolidated subsidiaries, unless otherwise noted; a wholly owned subsidiary of CMS Energy

Consumers 2014 Securitization Funding

Consumers 2014 Securitization Funding LLC, a wholly owned consolidated bankruptcy-remote subsidiary of Consumers and special-purpose entity organized for the sole purpose of purchasing and owning securitization property, issuing securitization bonds, and pledging its interest in securitization property to a trustee to collateralize the securitization bonds

COVID-19

Coronavirus disease 2019, a respiratory illness that was declared a pandemic in March 2020 and to which public and private agencies initially responded by instituting social-distancing and other measures designed to slow the spread of the disease

Craven

Craven County Wood Energy Limited Partnership, a VIE in which HYDRA-CO has a 50-percent interest

CSAPR

Cross-State Air Pollution Rule of 2011, as amended

DB Pension Plan A

Defined benefit pension plan of CMS Energy and Consumers, including certain present and former affiliates and subsidiaries, created as of December 31, 2017 for active employees who were covered under the defined benefit pension plan that closed in 2005

DB Pension Plan B

Defined benefit pension plan of CMS Energy and Consumers, including certain present and former affiliates and subsidiaries, amended as of December 31, 2017 to include only retired and former employees who were covered under the defined benefit pension plan that closed in 2005

DB Pension Plans

Defined benefit pension plans of CMS Energy and Consumers, comprising DB Pension Plan A and DB Pension Plan B

DB SERP

Defined Benefit Supplemental Executive Retirement Plan

DCCP

Defined Company Contribution Plan

DC SERP

Defined Contribution Supplemental Executive Retirement Plan

DIG

Dearborn Industrial Generation, L.L.C., a wholly owned subsidiary of Dearborn Industrial Energy, L.L.C., a wholly owned subsidiary of NorthStar Clean Energy

Dodd-Frank Act

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

DTE Electric

DTE Electric Company, a non-affiliated company

EGLE

Michigan Department of Environment, Great Lakes, and Energy

EnerBank

EnerBank USA, until October 1, 2021, a wholly owned subsidiary of CMS Capital; on October 1, 2021, EnerBank was acquired by Regions Bank

energy waste reduction

The reduction of energy consumption through energy efficiency and demand-side energy conservation, as established under the 2016 Energy Law

EPA

U.S. Environmental Protection Agency

EPS

Earnings per share

ERCOT

Electric Reliability Council of Texas

Exchange Act

Securities Exchange Act of 1934

FERC

Federal Energy Regulatory Commission

First Mortgage Bond Indenture

Indenture dated as of September 1, 1945 between Consumers and The Bank of New York Mellon, as Trustee, as amended and supplemented

FTR

Financial transmission right

GAAP

U.S. Generally Accepted Accounting Principles

GCC

Gas Customer Choice, which allows gas customers to purchase gas from alternative suppliers

GCR

Gas cost recovery

Genesee

Genesee Power Station Limited Partnership, a VIE in which HYDRA-CO has a 50-percent interest

Grand River Wind

Grand River Wind, LLC, a wholly owned subsidiary of NorthStar Clean Energy

Grayling

Grayling Generating Station Limited Partnership, a VIE in which HYDRA-CO has a 50-percent interest

GWh

Gigawatt-hour, a unit of energy equal to one billion watt-hours

HYDRA-CO

HYDRA-CO Enterprises, Inc., a wholly owned subsidiary of NorthStar Clean Energy

Internal Revenue Code

Internal Revenue Code of 1986, as amended

IRP

Integrated resource plan

IRS

Internal Revenue Service

kV

Thousand volts, a unit used to measure the difference in electrical pressure along a current

kVA

Thousand volt-amperes, a unit used to reflect the electrical power capacity rating of equipment or a system

kWh

Kilowatt-hour, a unit of energy equal to one thousand watt-hours

LIBOR

London Interbank Offered Rate

Ludington

Ludington pumped-storage plant, jointly owned by Consumers and DTE Electric

MATS

Mercury and Air Toxics Standards, which limit mercury, acid gases, and other toxic pollution from coal-fueled and oil-fueled power plants

MCV Facility

A 1,647-MW natural gas-fueled, combined-cycle cogeneration facility operated by the MCV Partnership

MCV Partnership

Midland Cogeneration Venture Limited Partnership, a non-affiliated company

MCV PPA

PPA between Consumers and the MCV Partnership

METC

Michigan Electric Transmission Company, LLC, a non-affiliated company

MGP

Manufactured gas plant

MISO

Midcontinent Independent System Operator, Inc.

mothball

To place a generating unit into a state of extended reserve shutdown in which the unit is inactive and unavailable for service for a specified period, during which the unit can be brought back into service after receiving appropriate notification and completing any necessary maintenance or other work; generation owners in MISO must request approval to mothball a unit, and MISO then evaluates the request for reliability impacts

MPSC

Michigan Public Service Commission

MRV

Market-related value of plan assets

MW

Megawatt, a unit of power equal to one million watts

MWh

Megawatt-hour, a unit of energy equal to one million watt-hours

NAAQS

National Ambient Air Quality Standards

NERC

North American Electric Reliability Corporation, a non-affiliated company responsible for developing and enforcing reliability standards, monitoring the bulk power system, and educating and certifying industry personnel

New Covert Generating Facility

A 1,176-MW natural gas-fueled generating unit that is expected to be acquired by Consumers in May 2023 and is presently operated by New Covert Generating Company, LLC, a non-affiliated

NorthStar Clean Energy

NorthStar Clean Energy Company, a wholly owned subsidiary of CMS Energy, formerly known as CMS Enterprises Company

NPDES

National Pollutant Discharge Elimination System, a permit system for regulating point sources of pollution under the Clean Water Act

NREPA

Part 201 of Michigan's Natural Resources and Environmental Protection Act of 1994, as amended

NWO Holdco

NWO Holdco, L.L.C., a VIE in which NWO Holdco I, LLC, a wholly owned subsidiary of Grand River Wind, holds a Class B membership interest

OPEB

Other Post-Employment Benefits

OPEB Plan

Postretirement health care and life insurance plans of CMS Energy and Consumers, including certain present and former affiliates and subsidiaries

OSHA

Occupational Safety and Health Administration

PBO

Projected benefit obligation

PCB

Polychlorinated biphenyl

PFAS

Per- and polyfluoroalkyl substances

PISP

Performance Incentive Stock Plan

PJM

PJM Interconnection Inc.

PPA

Power purchase agreement

PSCR

Power supply cost recovery

PURPA

Public Utility Regulatory Policies Act of 1978

RCRA

Federal Resource Conservation and Recovery Act of 1976

REC

Renewable energy credit

Regions Bank

A subsidiary of Regions Financial Corporation, a non-affiliated company

ROA

Retail Open Access, which allows electric generation customers to choose alternative electric suppliers pursuant to Michigan's Public Acts 141 and 142 of 2000, as amended

S&P

Standard & Poor's Financial Services LLC

SEC

U.S. Securities and Exchange Commission

securitization

A financing method authorized by statute and approved by the MPSC which allows a utility to sell its right to receive a portion of the rate payments received from its customers for the repayment of securitization bonds issued by a special-purpose entity affiliated with such utility

Series C preferred stock

CMS Energy 4.200 percent cumulative redeemable perpetual preferred stock, Series C, with a liquidation value of $25,000 per share

SOFR

Secured overnight financing rate calculated and published by the Federal Reserve Bank of New York and selected as the recommended alternative to replace LIBOR for dollar-denominated financial contracts by the Alternative Reference Rates Committee

TAES

Toshiba America Energy Systems Corporation, a non-affiliated company

TCJA

Tax Cuts and Jobs Act of 2017

Term SOFR

The rate per annum that is a forward-looking term rate based on SOFR

T.E.S. Filer City

T.E.S. Filer City Station Limited Partnership, a VIE in which HYDRA-CO has a 50-percent interest

USW

United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, AFL-CIO-CLC

UWUA

Utility Workers Union of America, AFL-CIO

VEBA trust

Voluntary employees' beneficiary association trusts accounts established specifically to set aside employer-contributed assets to pay for future expenses of the OPEB Plan

VIE
Variable interest entity

Filing Format

This combined Form 10-K is separately filed by CMS Energy and Consumers. Information in this combined Form 10-K relating to each individual registrant is filed by such registrant on its own behalf. Consumers makes no representation regarding information relating to any other companies affiliated with CMS Energy other than its own subsidiaries.

CMS Energy is the parent holding company of several subsidiaries, including Consumers and NorthStar Clean Energy (formerly known as CMS Enterprises Company). None of CMS Energy, NorthStar Clean Energy, nor any of CMS Energy's other subsidiaries (other than Consumers) has any obligation in respect of Consumers' debt securities or preferred stock and holders of such securities should not consider the financial resources or results of operations of CMS Energy, NorthStar Clean Energy, nor any of CMS Energy's other subsidiaries (other than Consumers and its own subsidiaries (in relevant circumstances)) in making a decision with respect to Consumers' debt securities or preferred stock. Similarly, neither Consumers nor any other subsidiary of CMS Energy has any obligation in respect of securities of CMS Energy.

Forward-Looking Statements and Information

This Form 10-K and other CMS Energy and Consumers disclosures may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. The use of "might," "may," "could," "should," "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "forecasts," "predicts," "assumes," and other similar words is intended to identify forward-looking statements that involve risk and uncertainty. This discussion of potential risks and uncertainties is designed to highlight important factors that may impact CMS Energy's and Consumers' businesses and financial outlook. CMS Energy and Consumers have no obligation to update or revise forward-looking statements regardless of whether new information, future events, or any other factors affect the information contained in the statements. These forward-looking statements are subject to various factors that could cause CMS Energy's and Consumers' actual results to differ materially from the results anticipated in these statements. These factors include, but are not limited to, the following, all of which are potentially significant:

- the impact and effect of recent events, such as the war in Ukraine, the COVID-19 pandemic, and the responses to these events, and related economic disruptions including, but not limited to, labor shortages, inflation, and supply chain disruptions, all of which could impact CMS Energy's and Consumers' workforce, operations, revenues, expenses, uncollectible accounts, energy efficiency programs, postretirement benefits funding, PSCR and GCR costs, capital investment programs, cash flows, liquidity, maintenance of existing assets, and other operating expenses

- the impact of new regulation by the MPSC, FERC, and other applicable governmental proceedings and regulations, including any associated impact on electric or gas rates or rate structures

- potentially adverse regulatory treatment or failure to receive timely regulatory orders affecting Consumers that are or could come before the MPSC, FERC, or other governmental authorities

- changes in the performance of or regulations applicable to MISO, METC, pipelines, railroads, vessels, or other service providers that CMS Energy, Consumers, or any of their affiliates rely on to serve their customers

- the adoption of or challenges to federal or state laws or regulations or changes in applicable laws, rules, regulations, principles, or practices, or in their interpretation, such as those related to energy policy, ROA, PURPA, infrastructure integrity or security, cybersecurity, gas pipeline safety, gas pipeline capacity, energy waste reduction, the environment, regulation or deregulation, reliability, health care reforms (including comprehensive health care reform enacted in 2010), taxes, accounting matters, climate change, air emissions, renewable energy, the Dodd-Frank Act, and other business issues that could have an impact on CMS Energy's, Consumers', or any of their affiliates' businesses or financial results

- factors affecting operations, such as costs and availability of personnel, equipment, and materials; weather and climate conditions; natural disasters; catastrophic weather-related damage; scheduled or unscheduled equipment outages; maintenance or repairs; contractor performance; environmental incidents; failures of equipment or materials; electric transmission and distribution or gas pipeline system constraints; interconnection requirements; political and social unrest; general strikes; the government and/or paramilitary response to political or social events; and changes in trade policies or regulations

- increased frequency or intensity of storms and other adverse weather events due to climate change that could negatively impact infrastructure owned by CMS Energy or Consumers

- the ability of CMS Energy and Consumers to execute cost-reduction strategies

- potentially adverse regulatory or legal interpretations or decisions regarding environmental matters, or delayed regulatory treatment or permitting decisions that are or could come before agencies such as EGLE, the EPA, FERC, and/or the U.S. Army Corps of Engineers, and potential environmental remediation costs associated with these interpretations or decisions, including those that may affect Consumers' coal ash management or routine maintenance, repair, and replacement classification under New Source Review, a construction-permitting program under the Clean Air Act

- changes in energy markets, including availability, price, and seasonality of electric capacity and the timing and extent of changes in commodity prices and availability and deliverability of coal, natural gas, natural gas liquids, electricity, oil, gasoline, diesel fuel, and certain related products

- the price of CMS Energy common stock, the credit ratings of CMS Energy and Consumers, capital and financial market conditions, and the effect of these market conditions on CMS Energy's and Consumers' interest costs and access to the capital markets, including availability of financing to CMS Energy, Consumers, or any of their affiliates

- the potential effects on the credit and capital markets of the transition from LIBOR to an alternative reference interest rate, including SOFR, which may perform differently than LIBOR and could result in increased interest rate expense

- the investment performance of the assets of CMS Energy's and Consumers' pension and benefit plans, the discount rates, mortality assumptions, and future medical costs used in calculating the plans' obligations, and the resulting impact on future funding requirements

- the impact of the economy, particularly in Michigan, and potential future volatility in the financial and credit markets on CMS Energy's, Consumers', or any of their affiliates' revenues, ability to collect accounts receivable from customers, or cost and availability of capital

- changes in the economic and financial viability of CMS Energy's and Consumers' suppliers, customers, and other counterparties and the continued ability of these third parties, including those in bankruptcy, to meet their obligations to CMS Energy and Consumers

- population changes in the geographic areas where CMS Energy and Consumers conduct business

- national, regional, and local economic, competitive, and regulatory policies, conditions, and developments

- loss of customer demand for electric generation supply to alternative electric suppliers, increased use of self-generation including distributed generation, energy waste reduction, or energy storage

- loss of customer demand for natural gas due to alternative technologies or fuels

- restricted ability to construct natural gas infrastructure due to environmental regulations or other governmental action

- ability of Consumers to meet increased renewable energy demand due to customers seeking to meet their own sustainability goals in a timely and cost-efficient manner

- the reputational or other impact on CMS Energy and Consumers of the failure to achieve greenhouse gas reduction goals related to reducing their impact on climate change

- adverse consequences of employee, director, or third-party fraud or non-compliance with codes of conduct or with laws or regulations

- federal regulation of electric sales, including periodic re-examination by federal regulators of CMS Energy's and Consumers' market-based sales authorizations

- any event, change, development, occurrence, or circumstance that could impact the implementation of the 2021 IRP, including any action by a regulatory authority or other third party to prohibit, delay, or impair the implementation of the 2021 IRP

- the availability, cost, coverage, and terms of insurance, the stability of insurance providers, and the ability of Consumers to recover the costs of any insurance from customers

- the effectiveness of CMS Energy's and Consumers' risk management policies, procedures, and strategies, including strategies to hedge risk related to interest rates and future prices of electricity, natural gas, and other energy-related commodities

- factors affecting development of electric generation projects, gas transmission, and gas and electric distribution infrastructure replacement, conversion, and expansion projects, including factors related to project site identification, construction material pricing, schedule delays, availability of qualified construction personnel, permitting, acquisition of property rights, community opposition, and government approvals

- potential disruption to, interruption of, or other impacts on facilities, utility infrastructure, operations, or backup systems due to accidents, explosions, physical disasters, global pandemics, cyber incidents, civil unrest, vandalism, war, or terrorism, and the ability to obtain or maintain insurance coverage for these events

- changes or disruption in fuel supply, including but not limited to supplier bankruptcy and delivery disruptions

- potential costs, lost revenues, reputational harm, or other consequences resulting from misappropriation of assets or sensitive information, corruption of data, or operational disruption in connection with a cyberattack or other cyber incident

- potential disruption to, interruption or failure of, or other impacts on information technology backup or disaster recovery systems

- technological developments in energy production, storage, delivery, usage, and metering

- the ability to implement technology successfully

- the impact of CMS Energy's and Consumers' integrated business software system and its effects on their operations, including utility customer billing and collections

- adverse consequences resulting from any past, present, or future assertion of indemnity or warranty claims associated with assets and businesses previously owned by CMS Energy or Consumers, including claims resulting from attempts by foreign or domestic governments to assess taxes on or to impose environmental liability associated with past operations or transactions

- the outcome, cost, and other effects of any legal or administrative claims, proceedings, investigations, or settlements

- the reputational impact on CMS Energy and Consumers of operational incidents, violations of corporate policies, regulatory violations, inappropriate use of social media, and other events

- restrictions imposed by various financing arrangements and regulatory requirements on the ability of Consumers and other subsidiaries of CMS Energy to transfer funds to CMS Energy in the form of cash dividends, loans, or advances

- earnings volatility resulting from the application of fair value accounting to certain energy commodity contracts or interest rate contracts

- changes in financial or regulatory accounting principles or policies (e.g., the adoption of the hypothetical liquidation at book value method of accounting for certain non-regulated renewable energy projects)

- other matters that may be disclosed from time to time in CMS Energy's and Consumers' SEC filings, or in other public documents

All forward-looking statements should be considered in the context of the risk and other factors described above and as detailed from time to time in CMS Energy's and Consumers' SEC filings. For additional details regarding these and other uncertainties, see Item 1A. Risk Factors; Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook; and Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters and Note 3, Contingencies and Commitments.

Part I

Item 1.   Business

General

CMS Energy

CMS Energy was formed as a corporation in Michigan in 1987 and is an energy company operating primarily in Michigan. It is the parent holding company of several subsidiaries, including Consumers, an electric and gas utility, and NorthStar Clean Energy (formerly known as CMS Enterprises Company), primarily a domestic independent power producer and marketer. Consumers serves individuals and businesses operating in the alternative energy, automotive, chemical, food, and metal products industries, as well as a diversified group of other industries. NorthStar Clean Energy, through its subsidiaries and equity investments, is engaged in domestic independent power production, including the development and operation of renewable generation, and the marketing of independent power production.

CMS Energy manages its businesses by the nature of services each provides, and operates principally in three business segments: electric utility; gas utility; and NorthStar Clean Energy, its non-utility operations and investments. Consumers' consolidated operations account for the substantial majority of CMS Energy's total assets, income, and operating revenue. CMS Energy's consolidated operating revenue was $8.6 billion in 2022, $7.3 billion in 2021, and $6.4 billion in 2020.

For further information about operating revenue, income, and assets and liabilities attributable to all of CMS Energy's business segments and operations, see Item 8. Financial Statements and Supplementary Data—CMS Energy Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

Consumers

Consumers has served Michigan customers since 1886. Consumers was incorporated in Maine in 1910 and became a Michigan corporation in 1968. Consumers owns and operates electric generation and distribution facilities and gas transmission, storage, and distribution facilities. It provides electricity and/ or natural gas to 6.7 million of Michigan's 10 million residents. Consumers' rates and certain other aspects of its business are subject to the jurisdiction of the MPSC and FERC, as well as to NERC reliability standards, as described in Item 1. Business—CMS Energy and Consumers Regulation.

Consumers' consolidated operating revenue was $8.2 billion in 2022, $7.0 billion in 2021, and $6.2 billion in 2020. For further information about operating revenue, income, and assets and liabilities attributable to Consumers' electric and gas utility operations, see Item 8. Financial Statements and Supplementary Data—Consumers Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

Consumers owns its principal properties in fee, except that most electric lines, gas mains, and renewable generation projects are located below or adjacent to public roads or on land owned by others and are accessed by Consumers through easements, leases, and other rights. Almost all of Consumers' properties are subject to the lien of its First Mortgage Bond Indenture. For additional information on Consumers' properties, see Item 1. Business—Business Segments—Consumers Electric Utility—Electric Utility Properties and Business Segments—Consumers Gas Utility—Gas Utility Properties.

In 2022, Consumers served 1.9 million electric customers and 1.8 million gas customers in Michigan's Lower Peninsula. Presented in the following map are Consumers' service territories:



Electric service territory

Gas service territory

Combination electric and gas service territory

Electric generation and battery storage facilities

CMS Energy and Consumers—The Triple Bottom Line

For information regarding CMS Energy's and Consumers' purpose and impact on the "triple bottom line" of people, planet, and profit, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview.

Business Segments

Consumers Electric Utility

Electric Utility Operations: Consumers' electric utility operations, which include the generation, purchase, distribution, and sale of electricity, generated operating revenue of $5.4 billion in 2022, $5.0 billion in 2021, and $4.4 billion in 2020. Consumers' electric utility customer base consists of a mix of primarily residential, commercial, and diversified industrial customers in Michigan's Lower Peninsula.

Presented in the following illustration is Consumers' 2022 electric utility operating revenue of
$5.4 billion by customer class:



Consumers' electric utility operations are not dependent on a single customer, or even a few customers, and the loss of any one or even a few of Consumers' largest customers is not reasonably likely to have a material adverse effect on Consumers' financial condition.

In 2022, Consumers' electric deliveries were 37 billion kWh, which included ROA deliveries of three billion kWh, resulting in net bundled sales of 34 billion kWh. In 2021, Consumers' electric deliveries were 36 billion kWh, which included ROA deliveries of three billion kWh, resulting in net bundled sales of 33 billion kWh.

Consumers' electric utility operations are seasonal. The consumption of electric energy typically increases in the summer months, due primarily to the use of air conditioners and other cooling equipment.

Presented in the following illustration are Consumers' monthly weather-normalized electric deliveries (deliveries adjusted to reflect normal weather conditions) to its customers, including ROA deliveries, during 2022 and 2021:



Consumers' 2022 summer peak demand was 8,061 MW, which included ROA demand of 532 MW. For the 2021-2022 winter season, Consumers' peak demand was 5,559 MW, which included ROA demand of 447 MW. As required by MISO reserve margin requirements, Consumers owns or controls, through long-term PPAs and short-term capacity purchases, all of the capacity required to supply its projected firm peak load and necessary reserve margin for summer 2023.

Electric Utility Properties: Consumers owns and operates electric generation and distribution facilities. For details about Consumers' electric generation facilities, see the Electric Utility Generation and Supply Mix section that follows this Electric Utility Properties section. Consumers' distribution system consists of:

- 212 miles of high-voltage distribution overhead lines operating at 138 kV
- four miles of high-voltage distribution underground lines operating at 138 kV
- 4,430 miles of high-voltage distribution overhead lines operating at 46 kV and 69 kV
- 19 miles of high-voltage distribution underground lines operating at 46 kV
- 82,326 miles of electric distribution overhead lines
- 9,501 miles of underground distribution lines
- 1,093 substations with an aggregate transformer capacity of 27 million kVA
- three battery facilities with storage capacity of 2 MWh

Consumers is interconnected to the interstate high-voltage electric transmission system owned by METC and operated by MISO. Consumers is also interconnected to neighboring utilities and to other transmission systems.

Electric Utility Generation and Supply Mix: Consumers' Clean Energy Plan details its strategy to meet customers' long-term energy needs and provides the foundation for its goal to achieve net-zero carbon emissions from its electric business by 2040. This goal includes not only emissions from owned generation, but also emissions from the generation of power purchased through long-term PPAs and from the MISO energy market.

In June 2022, Consumers received approval of its 2021 IRP, which updated its Clean Energy Plan. With these updates, Consumers expects to meet 90 percent of its customers' needs with clean energy sources by 2040 through execution of its plan, which calls for replacing its coal-fueled generation predominantly with investment in renewable energy. New technologies and carbon offset measures including, but not limited to, carbon sequestration, methane emission capture, forest preservation, and reforestation may be used to close the gap to achieving net-zero carbon emissions. Specifically, the Clean Energy Plan provides for the retirement of the D.E. Karn coal-fueled generating units in 2023 and the J.H. Campbell coal-fueled generating units in 2025. For further information on Consumers' progress towards its net-zero carbon emissions goal, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview.

Presented in the following table are details about Consumers' 2022 electric generation and supply mix:

Name and Location (Michigan)	Number of Units and Year Entered Service	2022 Generation Capacity [1] (MW)	2022 Electric Supply (GWh)
Coal steam generation			
J.H. Campbell 1 & 2 – West Olive[2]	2 Units, 1962-1967	610	2,869
J.H. Campbell 3 – West Olive[2,3]	1 Unit, 1980	785	4,449
D.E. Karn 1 & 2 – Essexville[4]	2 Units, 1959-1961	489	2,899
		1,884	10,217
Oil/Gas steam generation			
D.E. Karn 3 & 4 – Essexville	2 Units, 1975-1977	1,213	167
Hydroelectric			
Ludington – Ludington	6 Units, 1973	1,109 [5]	(370) [6]
Conventional hydro generation	35 Units, 1906-1949	78	381
		1,187	11
Gas combined cycle			
Jackson – Jackson	1 Unit, 2002	535	2,205
Zeeland – Zeeland	3 Units, 2002	533	3,456
		1,068	5,661
Gas combustion turbines			
Zeeland (simple cycle) – Zeeland	2 Units, 2001	317	860
Wind generation			
Cross Winds® Energy Park – Tuscola County	114 Turbines, 2014, 2018, and 2019	33	747
Lake Winds® Energy Park – Mason County	56 Turbines, 2012	13	269
Gratiot Farms Wind Project – Gratiot County	60 Turbines, 2020	10	421
Crescent Wind Farm – Hillsdale County	60 Turbines, 2021	8	392
		64	1,829
Solar generation			
Solar Gardens – Allendale, Cadillac, and Kalamazoo	16,852 Panels, 2016-2021	3	7
Total owned generation		5,736	18,752
Purchased power[7]			
Coal generation – T.E.S. Filer City		60	500
Gas generation – MCV Facility[8]		1,240	5,857
Other gas generation		155	1,325
Nuclear generation[9]		—	2,692
Wind generation		60	1,017
Solar generation		71	227
Other renewable generation		204	1,197
		1,790	12,815
Net interchange power[10]		—	3,943
Total purchased and interchange power		1,790	16,758
Total supply		7,526	35,510
Less distribution and transmission loss			1,940
Total net bundled sales			33,570

[1] Represents generation capacity during the summer months (planning year 2022 capacity as reported to MISO and limited by interconnection service limits). For wind and solar generation, the amount represents the effective load-carrying capability.

[2] Consumers plans to retire these generating units in 2025.

[3] Represents Consumers' share of the capacity of the J.H. Campbell 3 unit, net of the 6.69-percent ownership interest of the Michigan Public Power Agency and Wolverine Power Supply Cooperative, Inc, each a non-affiliated company.

[4] Consumers plans to retire these generating units in 2023.

[5] Represents Consumers' 51-percent share of the capacity of Ludington. DTE Electric holds the remaining 49-percent ownership interest.

[6] Represents Consumers' share of net pumped-storage generation. The pumped-storage facility consumes electricity to pump water during off-peak hours for storage in order to generate electricity later during peak-demand hours.

[7] Represents purchases under long-term PPAs.

[8] For information about Consumers' long-term PPA related to the MCV Facility, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments—Contractual Commitments.

[9] Represents purchases from a nuclear generating facility that closed in May 2022.

[10] Represents purchases from the MISO energy market.

Presented in the following table are the sources of Consumers' electric supply for the last three years:

			GWh
Years Ended December 31	2022	2021	2020
Owned generation			
Coal	10,217	10,861	7,960
Gas	6,684	5,555	5,883
Renewable energy	2,217	1,974	1,505
Oil	4	7	6
Net pumped storage[1]	(370)	(321)	(371)
Total owned generation	18,752	18,076	14,983
Purchased power[2]			
Gas generation	7,182	5,862	7,346
Nuclear generation	2,692	6,901	6,898
Renewable energy generation	2,441	2,408	2,225
Coal generation	500	494	513
Net interchange power[3]	3,943	645	2,655
Total purchased and interchange power	16,758	16,310	19,637
Total supply	35,510	34,386	34,620

[1] Represents Consumers' share of net pumped-storage generation. During 2022, the pumped-storage facility consumed 1,339 GWh of electricity to pump water during off-peak hours for storage in order to generate 969 GWh of electricity later during peak-demand hours.

[2] Represents purchases under long-term PPAs.

[3] Represents purchases from the MISO energy market.

During 2022, Consumers acquired 47 percent of the electricity it provided to customers through long-term PPAs and the MISO energy market. Consumers offers its generation into the MISO energy market on a day-ahead and real-time basis and bids for power in the market to serve the demand of its customers. Consumers is a net purchaser of power and supplements its generation capability with purchases from the MISO energy market.

At December 31, 2022, Consumers had future commitments to purchase capacity and energy under long-term PPAs with various generating plants. These contracts require monthly capacity payments based on the plants' availability or deliverability. The payments for 2023 through 2050 are estimated to total $8.5 billion and, for each of the next five years, range from $0.7 billion to $0.8 billion annually. These amounts may vary depending on plant availability and fuel costs. For further information about Consumers' future capacity and energy purchase obligations, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Other Material Cash Requirements and Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments—Contractual Commitments.

During 2022, 29 percent of the energy Consumers provided to customers was generated by its coal-fueled generating units, which burned six million tons of coal and produced a combined total of 10,217 GWh of electricity. In order to obtain the coal it needs, Consumers enters into physical coal supply contracts.

At December 31, 2022, Consumers had future commitments to purchase coal through 2024; payment obligations under these contracts totaled $104 million. Most of Consumers' rail-supplied coal contracts have fixed prices, although some contain market-based pricing. At December 31, 2022, Consumers had 85 percent of its 2023 expected coal requirements under contract, as well as a 34-day supply of coal on hand.

In conjunction with its coal supply contracts, Consumers leases a fleet of railcars and has transportation contracts with various companies to provide rail services for delivery of purchased coal to Consumers' generating facilities. Consumers' coal transportation contracts are future commitments and expire on various dates through 2025; payment obligations under these contracts totaled $428 million at December 31, 2022.

During 2022, 19 percent of the energy Consumers provided to customers was generated by its natural gas-fueled generating units, which burned 49 bcf of natural gas and produced a combined total of 6,684 GWh of electricity.

In order to obtain the gas it needs for electric generation fuel, Consumers' electric utility purchases gas from the market near the time of consumption, at prices that allow it to compete in the electric wholesale market. For the Jackson and Zeeland plants, Consumers utilizes an agent that owns firm transportation rights to each plant to purchase gas from the market and transport the gas to the facilities. For units 3 & 4 of D.E. Karn, Consumers holds gas transportation contracts to transport to the plant gas that Consumers or an agent purchase from the market.

Electric Utility Competition: Consumers' electric utility business is subject to actual and potential competition from many sources, in both the wholesale and retail markets, as well as in electric generation, electric delivery, and retail services.

Michigan law allows electric customers in Consumers' service territory to buy electric generation service from alternative electric suppliers in an aggregate amount capped at ten percent of Consumers' sales, with certain exceptions. At December 31, 2022, electric deliveries under the ROA program were at the ten-percent limit. Of Consumers' 1.9 million electric customers, fewer than 300, or 0.02 percent, purchased electric generation service under the ROA program. For additional information, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook— Consumers Electric Utility Outlook and Uncertainties.

Consumers also faces competition or potential competition associated with industrial customers relocating all or a portion of their production capacity outside of Consumers' service territory for economic reasons; municipalities owning or operating competing electric delivery systems; and customer self-generation. Consumers addresses this competition in various ways, including:

- aggressively controlling operating, maintenance, and fuel costs and passing savings on to customers
- providing renewable energy options and energy waste reduction programs
- providing competitive rate-design options, particularly for large energy-intensive customers
- offering tariff-based incentives that support economic development
- monitoring activity in adjacent geographical areas

Consumers Gas Utility

Gas Utility Operations: Consumers' gas utility operations, which include the purchase, transmission, storage, distribution, and sale of natural gas, generated operating revenue of $2.7 billion in 2022, $2.1 billion in 2021, and $1.8 billion in 2020. Consumers' gas utility customer base consists of a mix of primarily residential, commercial, and diversified industrial customers in Michigan's Lower Peninsula.

Presented in the following illustration is Consumers' 2022 gas utility operating revenue of $2.7 billion by customer class:



Consumers' gas utility operations are not dependent on a single customer, or even a few customers, and the loss of any one or even a few of Consumers' largest customers is not reasonably likely to have a material adverse effect on Consumers' financial condition.

In 2022, deliveries of natural gas through Consumers' pipeline and distribution network, including off-system transportation deliveries, totaled 391 bcf, which included GCC deliveries of 34 bcf. In 2021, deliveries of natural gas through Consumers' pipeline and distribution network, including off-system transportation deliveries, totaled 347 bcf, which included GCC deliveries of 33 bcf. Consumers' gas utility operations are seasonal. The consumption of natural gas increases in the winter, due primarily to colder temperatures and the resulting use of natural gas as heating fuel. Consumers injects natural gas into storage during the summer months for use during the winter months. During 2022, 48 percent of the natural gas supplied to all customers during the winter months was supplied from storage.

Presented in the following illustration are Consumers' monthly weather-normalized natural gas deliveries (deliveries adjusted to reflect normal weather conditions) to its customers, including GCC deliveries, during 2022 and 2021:



Gas Utility Properties: Consumers' gas transmission, storage, and distribution system consists of:

- 2,380 miles of transmission lines
- 15 gas storage fields with a total storage capacity of 309 bcf and a working gas volume of 151 bcf
- 28,170 miles of distribution mains
- eight compressor stations with a total of 157,893 installed and available horsepower

Under its Methane Reduction Plan, Consumers has set a goal of net-zero methane emissions from its natural gas delivery system by 2030. Consumers plans to reduce methane emissions from its system by about 80 percent by accelerating the replacement of aging pipe, rehabilitating or retiring outdated infrastructure, and adopting new technologies and practices. The remaining emissions will likely be offset by purchasing and/or producing renewable natural gas. For further information on Consumers' progress towards its net-zero methane emissions goal, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview.

Gas Utility Supply: In 2022, Consumers purchased 86 percent of the gas it delivered from U.S. suppliers. The remaining 14 percent was purchased from authorized GCC suppliers and delivered by Consumers to customers in the GCC program. Presented in the following illustration are the supply arrangements for the gas Consumers delivered to GCC and GCR customers during 2022:



Firm gas transportation or firm city-gate contracts are those that define a fixed amount, price, and delivery time frame. Consumers' firm gas transportation contracts are with Panhandle Eastern Pipe Line Company and Trunkline Gas Company, LLC, each a non-affiliated company. Under these contracts, Consumers purchases and transports gas to Michigan for ultimate delivery to its customers. Consumers' firm gas transportation contracts expire on various dates through 2024 with planned contract volumes providing 38 percent of Consumers' total forecasted gas supply requirements for 2023. Consumers purchases the balance of its required gas supply under firm city-gate contracts and through authorized suppliers under the GCC program.

Gas Utility Competition: Competition exists in various aspects of Consumers' gas utility business. Competition comes from GCC and transportation programs; system bypass opportunities for new and existing customers; and from alternative fuels and energy sources, such as propane, oil, and electricity.

NorthStar Clean Energy—Non-Utility Operations and Investments

NorthStar Clean Energy, through various subsidiaries and certain equity investments, is engaged in domestic independent power production, including the development and operation of renewable generation, and the marketing of independent power production. NorthStar Clean Energy's operating revenue was $445 million in 2022, $308 million in 2021, and $229 million in 2020.

Independent Power Production: Presented in the following table is information about the independent power plants in which CMS Energy had an ownership interest at December 31, 2022:

Location	Ownership Interest (%)	Primary Fuel Type	Gross Capacity [1] (MW)	2022 Net Generation (GWh)
Dearborn, Michigan	100	Natural gas	770	4,786
Gaylord, Michigan	100	Natural gas	134	14
Paulding County, Ohio	100	Wind	100	317
Comstock, Michigan	100	Natural gas	76	111
Delta Township, Michigan	100	Solar	24	40
Phillips, Wisconsin	100	Solar	3	5
Paulding County, Ohio	100	Solar and storage	3	2
Coke County, Texas	51	Wind	525	1,894
Filer City, Michigan	50	Coal	73	498
New Bern, North Carolina	50	Wood waste	50	291
Flint, Michigan	50	Wood waste	40	163
Grayling, Michigan	50	Wood waste	38	219
Total			1,836	8,340

[1] Represents the intended full-load sustained output of each plant. The amount of capacity relating to CMS Energy's ownership interest was 1,478 MW and net generation relating to CMS Energy's ownership interest was 6,826 GWh at December 31, 2022.

The operating revenue from independent power production was $58 million in 2022, $48 million in 2021, and $32 million in 2020.

Energy Resource Management: CMS ERM purchases and sells energy commodities in support of CMS Energy's generating facilities with a focus on optimizing CMS Energy's independent power production portfolio. In 2022, CMS ERM marketed two bcf of natural gas and 6,494 GWh of electricity. Electricity marketed by CMS ERM was generated by independent power production of NorthStar Clean Energy and by unrelated third parties. CMS ERM's operating revenue was $387 million in 2022, $260 million in 2021, and $197 million in 2020.

NorthStar Clean Energy Competition: NorthStar Clean Energy competes with other independent power producers. The needs of this market are driven by electric demand and the generation available.

CMS Energy and Consumers Regulation

CMS Energy, Consumers, and their subsidiaries are subject to regulation by various federal, state, and local governmental agencies, including those described in the following sections. If CMS Energy or Consumers failed to comply with applicable laws and regulations, they could become subject to fines, penalties, or disallowed costs, or be required to implement additional compliance, cleanup, or remediation programs, the cost of which could be material. For more information on the potential impacts of government regulation affecting CMS Energy and Consumers, see Item 1A. Risk Factors, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook, and Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters.

FERC and NERC

FERC has exercised limited jurisdiction over several independent power plants and exempt wholesale generators in which NorthStar Clean Energy has ownership interests, as well as over CMS ERM, CMS Gas Transmission, and DIG. FERC's jurisdiction includes, among other things, acquisitions, operations, disposals of certain assets and facilities, services provided and rates charged, and conduct among affiliates. FERC also has limited jurisdiction over holding company matters with respect to CMS Energy. FERC, in connection with NERC and with regional reliability organizations, also regulates generation and transmission owners and operators, load serving entities, purchase and sale entities, and others with regard to reliability of the bulk power system.

FERC regulates limited aspects of Consumers' gas business, principally compliance with FERC capacity release rules, shipping rules, the prohibition against certain buy/sell transactions, and the price-reporting rule.

FERC also regulates certain aspects of Consumers' electric operations, including compliance with FERC accounting rules, wholesale and transmission rates, operation of licensed hydroelectric generating plants, transfers of certain facilities, corporate mergers, and issuances of securities.

MPSC

Consumers is subject to the jurisdiction of the MPSC, which regulates public utilities in Michigan with respect to retail utility rates, accounting, utility services, certain facilities, certain asset transfers, corporate mergers, and other matters.

The Michigan Attorney General, ABATE, the MPSC Staff, residential customer advocacy groups, environmental organizations, and certain other parties typically participate in MPSC proceedings concerning Consumers. These parties often challenge various aspects of those proceedings, including the prudence of Consumers' policies and practices, and seek cost disallowances and other relief. The parties also have appealed significant MPSC orders.

Rate Proceedings: For information regarding open rate proceedings, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook and Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters.

Other Regulation

The U.S. Secretary of Energy regulates imports and exports of natural gas and has delegated various aspects of this jurisdiction to FERC and the U.S. Department of Energy's Office of Fossil Fuels.

The U.S. Department of Transportation's Office of Pipeline Safety regulates the safety and security of gas pipelines through the Natural Gas Pipeline Safety Act of 1968 and subsequent laws.

The Transportation Security Administration, an agency of the U.S. Department of Homeland Security, regulates certain activities related to the safety and security of natural gas pipelines.

CMS Energy and Consumers Environmental Strategy and Compliance

CMS Energy and Consumers are committed to protecting the environment; this commitment extends beyond compliance with applicable laws and regulations. Consumers' Clean Energy Plan details its strategy to meet customers' long-term energy needs and provides the foundation for its goal to achieve net-zero carbon emissions from its electric business by 2040. This goal includes not only emissions from owned generation, but also emissions from the generation of power purchased through long-term PPAs and from the MISO energy market.

Consumers expects to meet 90 percent of its customers' needs with clean energy sources by 2040 through execution of its Clean Energy Plan, which calls for replacing its coal-fueled generation predominantly with investment in renewable energy. New technologies and carbon offset measures including, but not limited to, carbon sequestration, methane emission capture, forest preservation, and reforestation may be used to close the gap to achieving net-zero carbon emissions.

In June 2022, Consumers received approval of its 2021 IRP, which updated its Clean Energy Plan. With these updates, Consumers will eliminate the use of coal-fueled generation in 2025 and forecasts renewable energy capacity levels of over 60 percent in 2040. For additional information on Consumers' Clean Energy Plan, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook—Consumers Electric Utility Outlook and Uncertainties.

In addition to Consumers' efforts to reduce the electric utility's carbon footprint, it is also making efforts to reduce the gas utility's methane footprint. Under its Methane Reduction Plan, Consumers has set a goal of net-zero methane emissions from its natural gas delivery system by 2030. Consumers plans to reduce methane emissions from its system by about 80 percent by accelerating the replacement of aging pipe, rehabilitating or retiring outdated infrastructure, and adopting new technologies and practices. The remaining emissions will likely be offset by purchasing and/or producing renewable natural gas. For additional information on Consumers' Methane Reduction Plan, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook—Consumers Gas Utility Outlook and Uncertainties—Gas Environmental Outlook.

CMS Energy, Consumers, and their subsidiaries are subject to various federal, state, and local environmental regulations for solid waste management, air and water quality, and other matters. Consumers expects to recover costs to comply with environmental regulations in customer rates but cannot guarantee this result. For additional information concerning environmental matters, see Item 1A. Risk Factors, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook, and Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments.

CMS Energy has recorded a $45 million liability for its subsidiaries' obligations associated with Bay Harbor and Consumers has recorded a $62 million liability for its obligations at a number of former MGP sites. For additional information, see Item 1A. Risk Factors and Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments.

Costs related to the construction, operation, corrective action, and closure of solid waste disposal facilities for coal ash are significant. Consumers' coal ash disposal areas are regulated under Michigan's solid waste rules and by the EPA's rules regulating CCRs. To address some of the requirements of these rules, Consumers has converted all of its fly ash handling systems to dry systems. In addition, Consumers' ash facilities have programs designed to protect the environment and are subject to quarterly EGLE inspections. Consumers' estimate of capital and cost of removal expenditures to comply with regulations relating to ash disposal is $205 million from 2023 through 2027. Consumers' future costs to comply with solid waste disposal regulations may vary depending on future legislation, litigation, executive orders, treaties, or rulemaking.

For further information concerning estimated capital expenditures related to environmental matters, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook—Consumers Electric Utility Outlook and Uncertainties—Electric Environmental Outlook.

Insurance

CMS Energy and its subsidiaries, including Consumers, maintain insurance coverage generally similar to comparable companies in the same lines of business. The insurance policies are subject to terms, conditions, limitations, and exclusions that might not fully compensate CMS Energy or Consumers for all losses. A portion of each loss is generally assumed by CMS Energy or Consumers in the form of deductibles and self-insured retentions that, in some cases, are substantial. As CMS Energy or Consumers renews its policies, it is possible that some of the present insurance coverage may not be renewed or obtainable on commercially reasonable terms due to restrictive insurance markets.

Human Capital

CMS Energy and Consumers employ a highly trained and skilled workforce comprised of union, non-union, and seasonal employees. Presented in the following table are the number of employees of CMS Energy and Consumers:

December 31	2022	2021	2020
CMS Energy, including Consumers			
Full-time and part-time employees	8,560	8,509	8,234
Seasonal employees[1]	513	613	603
Total employees	9,073	9,122	8,837
Consumers			
Full-time and part-time employees	8,366	8,314	7,627
Seasonal employees[1]	513	613	603
Total employees	8,879	8,927	8,230

[1] Consumers' seasonal workforce peaked at 587 employees during 2022, 622 employees during 2021, and 603 employees during 2020. Seasonal employees work primarily during the construction season.

At December 31, 2022, unions represented 41 percent of CMS Energy's employees and 42 percent of Consumers' employees. The UWUA represents Consumers' operating, maintenance, construction, and customer contact center employees. The USW represents Zeeland plant employees. The UWUA and USW agreements expire in 2025.

The safety of employees, customers, and the general public is a priority of CMS Energy and Consumers. Accordingly, CMS Energy and Consumers have worked to integrate a set of safety principles into their business operations and culture. These principles include complying with applicable safety, health, and security regulations and implementing programs and processes aimed at continually improving safety and security conditions. On an annual basis, CMS Energy and Consumers set various safety goals, with their primary measure being the OSHA recordable incident rate. The recordable incident rate was 1.17 in 2022 and 1.54 in 2021. The target recordable incident rate for 2023 is 1.07. Over the last ten years, Consumers' OSHA recordable incident rate has decreased by 34 percent.

Within the utility industry, there is strong competition for rare, high-demand talent, including those related to renewable energy generation, technology, and data analytics. In order to address this competition and to be able to meet their human capital needs, CMS Energy and Consumers provide compensation and benefits that are competitive with industry peers. Furthermore, CMS Energy and Consumers have developed a comprehensive talent strategy, the People Strategy, to attract, develop, and retain highly skilled employees. The strategy focuses on three areas, which are summarized below.

- **Cultivating a Purpose-Driven Culture:** This goal is aimed at ensuring all co-workers understand how their work drives CMS Energy's and Consumers' key strategic goals. CMS Energy's and Consumers' progress toward a purpose-driven culture is measured through an engagement index and an empowerment index developed from data obtained through an annual employee engagement survey of union and non-union co-workers administered by a third party. For the year ended December 31, 2022, the employee engagement index score, which measures the percentage of employees that feel satisfied with the company, was 71 percent and ranked in the second quartile of general industry companies. The employee empowerment index score, which measures the percentage of employees that feel the workplace promotes empowerment, was 54 percent and ranked in the third quartile of general industry companies. The general industry benchmark was created by the third party who administered the survey through a targeted sampling of working adults within the U.S. who work for firms with widely respected reputations. CMS Energy and Consumers have a goal to achieve a first-quartile empowerment index score by 2030.

- **Creating a Breakthrough Employee Experience:** A breakthrough employee experience is one that instills pride and ownership in one's work. To measure progress toward a breakthrough employee experience, CMS Energy and Consumers measure employees' satisfaction with people processes, such as performance management and hiring and onboarding new employees. For the year ended December 31, 2022, the employee experience index was 54 percent; CMS Energy and Consumers have a goal to achieve a score of 80 percent by 2030.

- **Building Skill Sets at Scale:** With an overarching goal of ensuring employees have the right skills to succeed, CMS Energy and Consumers measure progress in this area through achievement of workforce planning and hiring milestones and through a first-time skill attainment index to evaluate the effectiveness of training. CMS Energy and Consumers develop skill sets in co-workers through a variety of means, including union apprenticeship programs and yearly trainings for newly required skills. In 2021, CMS Energy and Consumers launched a full-scale development program for leaders to enable robust succession planning and improve employee engagement and empowerment.

This talent strategy allows CMS Energy and Consumers to shape employees' experience and enable leaders to coach and develop co-workers, source talent, and anticipate and adjust to changing skill sets in the business environment.

Diversity, Equity, and Inclusion

As a part of their People Strategy, CMS Energy and Consumers also employ a comprehensive diversity, equity, and inclusion strategy designed to embed diversity, equity, and inclusion into all aspects of their business. This is done through embedding standards for diversity, equity, and inclusion into all company processes and ensuring these standards are incorporated into all employee experiences. To measure their success, CMS Energy and Consumers utilize select questions in the annual engagement survey to create a diversity, equity, and inclusion index. For the year ended December 31, 2022, the diversity, equity, and inclusion index score was 72 percent.

CMS Energy and Consumers are committed to building an inclusive workplace that embraces the diverse makeup of the communities that they serve. The following table presents the composition of CMS Energy's and Consumers' workforce:

December 31, 2022	CMS Energy, including Consumers	Consumers
Percent female employees	27 %	28 %
Percent racially or ethnically diverse employees	12	12
Percent employees with disabilities	5	5
Percent veteran employees	11	11

Co-workers are also empowered to engage in employee resource groups and events that encourage candid conversations around diversity, equity, and inclusion. There are eight employee resource groups available to all co-workers; these groups are, by date of origin:

- the Women's Advisory Panel, contributing to the achievement of the corporate strategy by supporting the retention, development, and success of women
- the Minority Advisory Panel, promoting a culture of diversity and inclusion among all racial and ethnic minorities through education, leadership, development, and networking
- the Women's Engineering Network, connecting and empowering women in the science, technology, engineering, and mathematics fields, while building capabilities to support company objectives
- the Veteran's Advisory Panel, supporting former and active military personnel and assisting in recruiting and retaining veterans through career development
- GEN-ERGY, a multigenerational group designed to bridge the gap of learning, networking, and mentoring across the generations of the workforce
- the Pride Alliance of Consumers Energy, promoting an inclusive environment that is safe, supportive, and respectful for lesbian, gay, bi-sexual, and transgender persons and allies
- capABLE, aimed at removing barriers and creating pathways to meaningful work for employees of all abilities
- Interfaith, a space for co-workers of all backgrounds to gather and celebrate their unique beliefs, creating an environment of understanding and respect for all faiths, religions, and spiritual beliefs, including those with no faith affiliation

Information About CMS Energy's and Consumers' Executive Officers

Presented in the following table are the company positions held during the last five years for each of CMS Energy's and Consumers' executive officers as of February 3, 2023:

Name, Age, Position(s)	Period
Garrick J. Rochow (age 48)	
CMS Energy	
President, CEO, and Director	12/2020 – Present
Executive Vice President	1/2020 – 12/2020
Senior Vice President	7/2016 – 1/2020
Consumers	
President, CEO, and Director	12/2020 – Present
Executive Vice President	1/2020 – 12/2020
Senior Vice President	7/2016 – 1/2020
NorthStar Clean Energy	
Chairman of the Board, CEO, and Director	12/2020 – Present
Rejji P. Hayes (age 48)	
CMS Energy	
Executive Vice President and CFO	5/2017 – Present
Consumers	
Executive Vice President and CFO	5/2017 – Present
NorthStar Clean Energy	
Executive Vice President, CFO, and Director	5/2017 – Present
EnerBank	
Chairman of the Board and Director	10/2018 – 10/2021
Tonya L. Berry (age 50)	
CMS Energy	
Senior Vice President	2/2022 – Present
Consumers	
Senior Vice President	2/2022 – Present
Vice President	11/2018 – 2/2022
Executive Director, Quality	7/2017 – 11/2018
Catherine A. Hendrian (age 54)	
CMS Energy	
Senior Vice President	4/2017 – Present
Consumers	
Senior Vice President	4/2017 – Present

Name, Age, Position(s)	Period
Brandon J. Hofmeister (age 46)	
CMS Energy	
Senior Vice President	7/2017 – Present
Consumers	
Senior Vice President	7/2017 – Present
NorthStar Clean Energy	
Senior Vice President	9/2017 – Present
Shaun M. Johnson (age 44)	
CMS Energy	
Senior Vice President and General Counsel	5/2019 – Present
Vice President and Deputy General Counsel	4/2016 – 5/2019
Consumers	
Senior Vice President and General Counsel	5/2019 – Present
Vice President and Deputy General Counsel	4/2016 – 5/2019
NorthStar Clean Energy	
Senior Vice President, General Counsel, and Director	4/2019 – Present
Vice President and General Counsel	10/2018 – 4/2019
EnerBank	
Senior Vice President and General Counsel	8/2018 – 6/2020
Venkat Dhenuvakonda Rao (age 52)	
CMS Energy	
Senior Vice President	9/2016 – Present
Consumers	
Senior Vice President	9/2016 – Present
NorthStar Clean Energy	
Director	11/2017 – Present
Senior Vice President	9/2016 – Present
Brian F. Rich (age 48)	
CMS Energy	
Senior Vice President and Chief Customer Officer	8/2019 – Present
Senior Vice President and Chief Information Officer	7/2016 – 8/2019
Consumers	
Senior Vice President and Chief Customer Officer	8/2019 – Present
Senior Vice President and Chief Information Officer	7/2016 – 8/2019
LeeRoy Wells, Jr. (age 44)	
CMS Energy	
Senior Vice President	12/2020 – Present
Consumers	
Senior Vice President	12/2020 – Present
Vice President	8/2017 – 12/2020

Name, Age, Position(s)	Period
Scott B. McIntosh (age 47)	
CMS Energy	
Vice President, Controller, and CAO	9/2021 – Present
Vice President and Controller	6/2021 – 9/2021
Vice President	9/2015 – 6/2021
Consumers	
Vice President, Controller, and CAO	9/2021 – Present
Vice President and Controller	6/2021 – 9/2021
Vice President	9/2015 – 6/2021
NorthStar Clean Energy	
Vice President, Controller, and CAO	9/2021 – Present
Vice President and Controller	6/2021 – 9/2021
Vice President	9/2015 – 6/2021

There are no family relationships among executive officers and directors of CMS Energy or Consumers. The list of directors and their biographies will be included in CMS Energy's and Consumers' definitive proxy statement for their 2023 Annual Meetings of Shareholders to be held May 5, 2023. The term of office of each of the executive officers extends to the first meeting of each of the Boards of Directors of CMS Energy and Consumers after the next annual election of Directors of CMS Energy and Consumers (to be held on May 5, 2023).

Available Information

CMS Energy's internet address is www.cmsenergy.com. CMS Energy routinely posts important information on its website and considers the Investor Relations section, www.cmsenergy.com/investor-relations, a channel of distribution for material information. Information contained on CMS Energy's website is not incorporated herein. CMS Energy's and Consumers' annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act are accessible free of charge on CMS Energy's website. These reports are available soon after they are electronically filed with the SEC. Also on CMS Energy's website are CMS Energy's and Consumers':

- Corporate Governance Principles
- Articles of Incorporation
- Bylaws
- Charters and Codes of Conduct (including the Charters of the Audit Committee, Compensation and Human Resources Committee, Finance Committee, and Governance, Sustainability and Public Responsibility Committee, as well as the Employee, Board of Directors, and Third Party Codes of Conduct)

CMS Energy will provide this information in print to any stockholder who requests it.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address is www.sec.gov.

Item 1A.   Risk Factors

CMS Energy and Consumers are exposed to a variety of factors, often beyond their control, that are difficult to predict and that involve uncertainties that may materially adversely affect CMS Energy's or Consumers' business, liquidity, financial condition, or results of operations. Additional risks and uncertainties not presently known or that management believes to be immaterial may also adversely affect CMS Energy or Consumers. The risk factors described in the following sections, as well as the other information included in this report and in other documents filed with the SEC, should be considered carefully before making an investment in securities of CMS Energy or Consumers. Risk factors of Consumers are also risk factors of CMS Energy.

Investment/Financial Risks

CMS Energy depends on dividends from its subsidiaries to meet its debt service obligations.

Due to its holding company structure, CMS Energy depends on dividends from its subsidiaries to meet its debt service and other payment obligations. If sufficient dividends were not paid to CMS Energy by its subsidiaries, CMS Energy might not be able to generate the funds necessary to fulfill its payment obligations.

Consumers' ability to pay dividends or acquire its own stock from CMS Energy is limited by restrictions contained in Consumers' preferred stock provisions and potentially by other legal restrictions, such as certain terms in its articles of incorporation and FERC requirements.

CMS Energy has indebtedness that could limit its financial flexibility and its ability to meet its debt service obligations.

The level of CMS Energy's present and future indebtedness could have several important effects on its future operations, including, among others, that:

- a significant portion of CMS Energy's cash flow from operations could be dedicated to the payment of principal and interest on its indebtedness and would not be available for other purposes
- covenants contained in CMS Energy's existing debt arrangements, which require it to meet certain financial tests, could affect its flexibility in planning for, and reacting to, changes in its business
- CMS Energy's ability to obtain additional financing for working capital, capital expenditures, acquisitions, and general corporate and other purposes could become limited
- CMS Energy could be placed at a competitive disadvantage to its competitors that are less leveraged
- CMS Energy's vulnerability to adverse economic and industry conditions could increase
- CMS Energy's future credit ratings could fluctuate

CMS Energy's ability to meet its debt service obligations and to reduce its total indebtedness will depend on its future performance, which will be subject to general economic conditions, industry cycles, changes in laws or regulatory decisions, and financial, business, and other factors affecting its operations, many of which are beyond its control. CMS Energy cannot make assurances that its businesses will continue to generate sufficient cash flow from operations to service its indebtedness, which could require CMS Energy to sell assets or obtain additional financing.

CMS Energy and Consumers have financing needs and could be unable to obtain bank financing or access the capital markets.

CMS Energy and Consumers rely on the capital markets, as well as on bank syndications, to meet their financial commitments and short-term liquidity needs not otherwise funded internally.

Disruptions in the capital and credit markets, or the inability to obtain required FERC authorization for issuances of securities including debt, could adversely affect CMS Energy's and Consumers' access to liquidity needed for their businesses. Any liquidity disruption could require CMS Energy and Consumers to take measures to conserve cash including, but not limited to, deferring capital expenditures, changing commodity purchasing strategies to avoid collateral-posting requirements, and reducing or eliminating future share repurchases, dividend payments, or other discretionary uses of cash.

Entering into new financings is subject in part to capital market receptivity to utility industry securities in general and to CMS Energy's and Consumers' securities in particular. CMS Energy and Consumers continue to explore financing opportunities to supplement their respective financial strategies. These potential opportunities include refinancing and/or issuing new debt, issuing CMS Energy preferred stock and/or common equity, or entering into commercial paper, bank financing, and leasing arrangements. CMS Energy and Consumers cannot guarantee the capital markets' acceptance of their securities. CMS Energy may also, from time to time, repurchase (either in open market transactions or through privately negotiated transactions), redeem, or otherwise retire its outstanding debt. Such activities, if any, will depend on prevailing market conditions, contractual restrictions, and other factors. The amounts involved may or may not be material.

Certain of CMS Energy's and Consumers' securities and those of their affiliates are rated by various credit rating agencies. A reduction or withdrawal of one or more of its credit ratings could have a material adverse impact on CMS Energy's or Consumers' ability to access capital on acceptable terms and maintain commodity lines of credit, could increase their cost of borrowing, and could cause CMS Energy or Consumers to reduce capital expenditures. If either or both were unable to maintain commodity lines of credit, CMS Energy or Consumers might have to post collateral or make prepayments to certain suppliers under existing contracts. Further, since Consumers provides dividends to CMS Energy, any adverse developments affecting Consumers that result in a lowering of its credit ratings could have an adverse effect on CMS Energy's credit ratings.

Market performance and other changes could decrease the value of employee benefit plan assets, which then could require substantial funding.

The performance of various markets affects the value of assets that are held in trust to satisfy future obligations under CMS Energy's and Consumers' pension and postretirement benefit plans. CMS Energy and Consumers have significant obligations under these plans and hold significant assets in these trusts. These assets are subject to market fluctuations and will yield uncertain returns, which could fall below CMS Energy's and Consumers' forecasted return rates. A decline in the market value of the assets or a change in the level of interest rates used to measure the required minimum funding levels could significantly increase the funding requirements of these obligations. Also, changes in demographics, including an increased number of retirements or changes in life expectancy assumptions, could significantly increase the funding requirements of the obligations related to the pension and postretirement benefit plans.

Industry/Regulatory Risks

Changes to ROA could have a material adverse effect on CMS Energy's and Consumers' businesses.

Michigan law allows electric customers in Consumers' service territory to buy electric generation service from alternative electric suppliers in an aggregate amount capped at ten percent of Consumers' sales, with certain exceptions. The proportion of Consumers' electric deliveries under the ROA program and on the ROA waiting list is over ten percent. Consumers' rates are regulated by the MPSC, while alternative electric suppliers charge market-based rates, putting competitive pressure on Consumers' electric supply. If the ROA limit were increased or if electric generation service in Michigan were deregulated, it could have a material adverse effect on CMS Energy and Consumers.

Distributed energy resources could have a material adverse effect on CMS Energy's and Consumers' businesses.

Michigan law allows customers to use distributed energy resources for their electric energy needs. These distributed energy resources are connected to Consumers' electric grid. The state distributed generation program is currently capped by the 2016 Energy Law at one percent of utilities' peak loads, but in the settlement of its 2022 electric rate case, Consumers agreed to increase the cap to four percent on its system. Consumers is required to purchase distributed generation customers' excess generation at rates determined by the MPSC. Recent FERC policy will also soon allow many customer-owned behind-the-meter and grid-connected distributed energy resources to participate in and receive revenue from wholesale electricity markets. Increased customer use of distributed energy resources could result in a reduction of Consumers' electric sales. Third parties' operations of distributed energy resources could also potentially have a negative impact on the stability of the grid. An increase in customers' use of distributed energy resources, and the rate structure for distributed energy resources customers' use of Consumers' system and Consumers' purchases of their excess generation, could have a material adverse effect on CMS Energy and Consumers.

CMS Energy and Consumers are subject to rate regulation, which could have a material adverse effect on financial results.

CMS Energy and Consumers are subject to rate regulation. Consumers' electric and gas retail rates are set by the MPSC and cannot be changed without regulatory authorization. If rate regulators fail to provide adequate rate relief, it could have a material adverse effect on Consumers or Consumers' plans for making significant capital investments. Additionally, increasing rates could result in additional regulatory scrutiny, regulatory or legislative actions, and increased competitive or political pressures, all of which could have a material adverse effect on CMS Energy's and Consumers' liquidity, financial condition, and results of operations.

Orders of the MPSC could limit recovery of costs of providing service. These orders could also result in adverse regulatory treatment of other matters. For example, MPSC orders could prevent or curtail Consumers from shutting off non-paying customers or could prevent or limit the implementation of a gas revenue mechanism. Regulators could face competitive or political pressures to avoid or limit rate increases for a number of reasons, including economic downturn in the state or decreased customer base, among others.

FERC authorizes certain subsidiaries of CMS Energy to sell wholesale electricity at market-based rates. Failure of these subsidiaries to maintain this FERC authority could have a material adverse effect on CMS Energy's and Consumers' liquidity, financial condition, and results of operations. Transmission rates paid by Consumers and other CMS Energy subsidiaries are also set by FERC, as are the tariff terms governing the participation of Consumers and other CMS Energy subsidiaries in FERC-regulated wholesale electricity markets operated by regional transmission organizations and independent system operators such as MISO and PJM. At least one CMS Energy subsidiary participates in the wholesale electricity markets operated by ERCOT, over which FERC has limited control.

The various risks associated with the MPSC and FERC regulation of CMS Energy's and Consumers' businesses, which include the risk of adverse decisions in any number of rate or regulatory proceedings before either agency, as well as judicial proceedings challenging any agency decisions, could have a material adverse effect on CMS Energy and Consumers. Changes to the tariffs or business practice manuals of certain wholesale market operators such as MISO, PJM, or ERCOT could also have a material adverse effect on CMS Energy and Consumers.

Utility regulation, state or federal legislation, and compliance could have a material adverse effect on CMS Energy's and Consumers' businesses.

CMS Energy and Consumers are subject to, or affected by, extensive utility regulation and state and federal legislation. If it were determined that CMS Energy or Consumers failed to comply with applicable laws and regulations, they could become subject to fines, penalties, or disallowed costs, or be required to implement additional compliance, cleanup, or remediation programs, the cost of which could be material. CMS Energy and Consumers cannot predict the impact of new laws, rules, regulations, principles, or practices by federal or state agencies or wholesale electricity market operators, or challenges or changes to present laws, rules, regulations, principles, or practices and the interpretation of any adoption or change. Furthermore, any state or federal legislation concerning CMS Energy's or Consumers' operations could also have a material adverse effect.

FERC, through NERC and its delegated regional entities, oversees reliability of certain portions of the electric grid. CMS Energy and Consumers cannot predict the impact of FERC orders or actions of NERC and its regional entities on electric system reliability. Additionally, national gas pipeline infrastructure has recently been under scrutiny following disruptions related to extreme weather and cyber incidents. In 2021, the Transportation Security Administration issued two mandatory security directives related to natural gas pipelines that apply to Consumers. Additional regulation in this area could adversely affect Consumers' gas operations.

CMS Energy and Consumers have announced ambitious plans to reduce their impact on climate change and increase the reliability of their electric distribution system. Achieving these plans depends on numerous factors, many of which are outside of their control.

Consumers has announced a long-term strategy for delivering clean, reliable, resilient, and affordable energy, including a plan to end coal use in 2025 as set forth in the 2021 IRP. The MPSC, FERC, other regulatory authorities, or other third parties may prohibit, delay, or impair the 2021 IRP and some or all of the 2021 IRP-associated acquisitions of owned or purchased electric generation capacity. Consumers may be unable to acquire, site, and/or permit some or all of the generation capacity proposed in the 2021 IRP. Consumers' ability to implement the 2021 IRP may be affected by global supply chain disruptions and changes in the cost, availability, and supply of generation capacity. While CMS Energy and Consumers continue to advocate for advances in technologies required to reduce or eliminate greenhouse gases on a cost-effective basis, such advances are largely outside of CMS Energy's and Consumers' control. Advancements in technology related to items such as battery storage and electric vehicles may not become commercially available or economically feasible as projected in the 2021 IRP. Customer programs such as energy efficiency and demand response may not realize the projected levels of customer participation.

Consumers has also announced its Natural Gas Delivery Plan, a 10-year strategic investment plan to deliver safe, reliable, clean, and affordable natural gas to customers. This plan includes accelerated infrastructure replacements, innovative leak detection technology, and process changes to reduce or eliminate methane emissions. The MPSC, FERC, other regulatory authorities, or other third parties may prohibit, delay, or impair the Natural Gas Delivery Plan and some or all of the associated capital investments. Consumers' ability to implement its plan may be affected by environmental regulations, global supply chain disruptions, and changes in the cost, availability, and supply of natural gas or the ability to deliver natural gas to customers. Advancements in technology related to items such as renewable natural gas may not become commercially available or economically feasible as projected in Consumers' plan.

CMS Energy and Consumers could suffer financial loss, reputational damage, litigation, or other negative repercussions if they are unable to achieve their ambitious plans.

Changes in taxation as well as the inherent difficulty in quantifying potential tax effects of business decisions could negatively impact CMS Energy and Consumers.

CMS Energy and Consumers are required to make judgments regarding the potential tax effects of various financial transactions and results of operations in order to estimate their obligations to taxing authorities. The tax obligations include income taxes, real estate taxes, sales and use taxes, employment-related taxes, and ongoing issues related to these tax matters. The judgments include determining reserves for potential adverse outcomes regarding tax positions that have been taken and may be subject to challenge by the IRS and/or other taxing authorities. Unfavorable settlements of any of the issues related to these reserves or other tax matters at CMS Energy or Consumers could have a material adverse effect. Additionally, changes in federal, state, or local tax rates or other changes in tax laws could have adverse impacts.

CMS Energy and its subsidiaries, including Consumers, must comply with the Dodd-Frank Act and its related regulations.

The Dodd-Frank Act provides for regulation by the Commodity Futures Trading Commission of certain commodity-related contracts. Although CMS Energy, Consumers, and certain subsidiaries of NorthStar Clean Energy qualify for an end-user exception from mandatory clearing of commodity-related swaps, these regulations could affect the ability of these entities to participate in these markets and could add additional regulatory oversight over their contracting activities.

CMS Energy and Consumers could incur substantial costs to comply with environmental requirements.

CMS Energy and Consumers are subject to costly and stringent environmental regulations that will likely require additional significant capital expenditures for CCR disposal and storage, cooling water intake equipment, effluent treatment, and PCB remediation. In addition, regulatory action on PFAS at the state and/or federal level could cause CMS Energy and Consumers to further test and remediate some sites if PFAS is present at certain levels. Present and reasonably anticipated state and federal environmental statutes and regulations will continue to have a material effect on CMS Energy and Consumers.

CMS Energy and Consumers have interests in fossil-fuel-fired power plants, other types of power plants, and natural gas systems that emit greenhouse gases. Federal, state, and local environmental laws and rules, as well as international accords and treaties, could require CMS Energy and Consumers to install additional equipment for emission controls, undertake heat-rate improvement projects, purchase carbon emissions allowances, curtail operations, invest in generating capacity with fewer carbon dioxide emissions, or take other significant steps to manage or lower the emission of greenhouse gases. Similarly,

Consumers could be restricted from constructing natural gas infrastructure due to potential environmental regulations, which could require more costly alternatives.

The following risks related to climate change, emissions, and environmental regulations could also have a material adverse impact on CMS Energy and Consumers:

- a change in regulators' implementation of policy or litigation originated by third parties against CMS Energy or Consumers due to CMS Energy's or Consumers' greenhouse gas or other emissions or CCR disposal and storage
- impairment of CMS Energy's or Consumers' reputation due to their greenhouse gas or other emissions and public perception of their response to potential environmental regulations, rules, and legislation
- extreme weather conditions, such as severe storms or flooding, that may affect customer demand, company operations, or company infrastructure

Consumers expects to collect fully from its customers, through the ratemaking process, expenditures incurred to comply with environmental regulations, but cannot guarantee this outcome. If Consumers were unable to recover these expenditures from customers in rates, CMS Energy or Consumers could be required to seek significant additional financing to fund these expenditures.

For additional information regarding compliance with environmental regulations, see Item 1. Business—CMS Energy and Consumers Environmental Strategy and Compliance and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook.

CMS Energy's and Consumers' businesses could be affected adversely by any delay in meeting environmental requirements.

A delay or failure by CMS Energy or Consumers to obtain or maintain any necessary environmental permits or approvals to satisfy any applicable environmental regulatory requirements or install emission or pollution control equipment could:

- prevent the construction of new facilities
- prevent the continued operation of and sale of energy from existing facilities
- prevent the suspension of operations at existing facilities
- prevent the modification of existing facilities
- result in significant additional costs

CMS Energy and Consumers expect to incur additional substantial costs related to remediation of legacy environmental sites.

Consumers expects to incur additional substantial costs related to the remediation of its former MGP sites and other response activity costs at a number of other sites, including, but not limited to, sites of retired coal-fueled electric generating units, under NREPA and CERCLA. Consumers believes these costs should be recoverable in rates, but cannot guarantee that outcome.

Business/Operations Risks

There are risks associated with Consumers' substantial capital investment program planned for the next ten years.

Consumers' planned investments include the construction or acquisition of electric generation, electric and gas infrastructure, conversions and expansions, environmental controls, electric grid modernization technology, and other electric and gas investments to upgrade delivery systems, as well as decommissioning of older facilities. The success of these capital investments depends on or could be affected by a variety of factors that include, but are not limited to:

- effective pre-acquisition evaluation of asset values, future operating costs, potential environmental and other liabilities, and other factors beyond Consumers' control
- effective cost and schedule management of new capital projects
- availability of qualified construction personnel, both internal and contracted
- changes in commodity and other prices, applicable tariffs, and/or material and equipment availability
- governmental approvals and permitting
- operational performance
- changes in environmental, legislative, and regulatory requirements
- regulatory cost recovery
- inflation of labor rates
- increases in lead times and disruptions in supply chain distribution
- barriers to accessing key materials for renewable projects (solar, battery, and other key equipment) created by geopolitical relations and U.S. relations with China

It is possible that adverse events associated with these factors could have a material adverse effect on Consumers.

CMS Energy and Consumers could be affected adversely by legacy litigation and retained liabilities.

The agreements that CMS Energy and Consumers enter into for the sale of assets customarily include provisions whereby they are required to:

- retain specified preexisting liabilities, such as for taxes, pensions, or environmental conditions
- indemnify the buyers against specified risks, including the inaccuracy of representations and warranties that CMS Energy and Consumers make
- make payments to the buyers depending on the outcome of post-closing adjustments, litigation, audits, or other reviews, including claims resulting from attempts by foreign or domestic governments to assess taxes on past operations or transactions

Many of these contingent liabilities can remain open for extended periods of time after the sales are closed. Depending on the extent to which the buyers might ultimately seek to enforce their rights under these contractual provisions, and the resolution of any disputes concerning them, there could be a material adverse effect on CMS Energy's or Consumers' liquidity, financial condition, and results of operations.

Consumers is exposed to risks related to general economic conditions in its service territories.

Consumers' electric and gas utility businesses are affected by the economic conditions impacting the customers they serve. If the Michigan economy becomes sluggish or declines, Consumers could experience reduced demand for electricity or natural gas that could result in decreased earnings and cash flow. In addition, economic conditions in Consumers' service territory affect its collections of accounts receivable and levels of lost or stolen gas.

Consumers is exposed to changes in customer usage that could impact financial results.

Technology advances, government incentives and subsidies, and recent regulatory decisions could increase the cost effectiveness of customer-owned methods of producing electricity and managing energy use resulting in reduced load, cross subsidization, and increased costs.

Customers could also reduce their consumption through demand-side energy conservation and energy waste reduction programs. Similarly, customers could also reduce their consumption of natural gas through alternative technologies or fuels.

CMS Energy's and Consumers' energy sales and operations are affected by seasonal factors and varying weather conditions from year to year.

CMS Energy's and Consumers' utility operations are seasonal. The consumption of electric energy typically increases in the summer months, due primarily to the use of air conditioners and other cooling equipment, while peak demand for natural gas typically occurs in the winter due to colder temperatures and the resulting use of natural gas as heating fuel. Accordingly, CMS Energy's and Consumers' overall results may fluctuate substantially on a seasonal basis. Mild temperatures during the summer cooling season and winter heating season as well as the impact of extreme weather events on Consumers' system could have a material adverse effect.

CMS Energy and Consumers are subject to information security risks, risks of unauthorized access to their systems, and technology failures.

In the regular course of business, CMS Energy and Consumers handle a range of sensitive confidential security and customer information. In addition, CMS Energy and Consumers operate in a highly regulated industry that requires the continued operation of sophisticated information and control technology systems and network infrastructure. Despite implementation of security measures, technology systems, including disaster recovery and backup systems, are vulnerable to failure, cyber crime, unauthorized access, and being disabled. These events could impact the reliability of electric generation and electric and gas delivery and also subject CMS Energy and Consumers to financial harm. Cyber crime, which includes the use of malware, computer viruses, and other means for disruption or unauthorized access against companies, including CMS Energy and Consumers, is increasing in frequency, scope, and potential impact. While CMS Energy and Consumers have not been subject to cyber incidents that have had a material impact on their operations to date, their security measures in place may be insufficient to prevent a major cyber incident in the future. If technology systems, including disaster recovery and backup systems, were to fail or be breached, CMS Energy and Consumers might not be able to fulfill critical business functions, and sensitive confidential and proprietary data could be compromised. In addition, because CMS Energy's and Consumers' generation, transmission, and distribution systems are part of an interconnected system, a disruption caused by a cyber incident at another utility, electric generator, system operator, or commodity supplier could also adversely affect CMS Energy or Consumers.

A variety of technological tools and systems, including both company-owned information technology and technological services provided by outside parties, support critical functions. The failure of these technologies, including backup systems, or the inability of CMS Energy and Consumers to have these technologies supported, updated, expanded, or integrated into other technologies, could hinder their business operations.

CMS Energy's and Consumers' businesses have liability risks.

Consumers' electric and gas delivery systems, power plants, gas infrastructure including storage facilities, wind energy or solar equipment, and energy products, and the independent power plants owned in whole or in part by CMS Energy could be involved in incidents, failures, or accidents that result in injury, loss of life, or property loss to customers, employees, or the public. Although CMS Energy and Consumers have insurance coverage for many potential incidents (subject to deductibles, limitations, and self-insurance amounts that could be material), depending upon the nature or severity of any incident, failure, or accident, CMS Energy or Consumers could suffer financial loss, reputational damage, and negative repercussions from regulatory agencies or other public authorities.

CMS Energy and Consumers are subject to risks that are beyond their control, including but not limited to natural disasters, civil unrest, terrorist attacks and related acts of war, cyber incidents, vandalism, and other catastrophic events.

Natural disasters, severe weather, wars, terrorist acts, civil unrest, vandalism, theft, cyber incidents, pandemics, and other catastrophic events could result in severe damage to CMS Energy's and Consumers' assets beyond what could be recovered through insurance policies (which are subject to deductibles, limitations, and self-insurance amounts that could be material), could require CMS Energy and Consumers to incur significant upfront costs, and could severely disrupt operations, resulting in loss of service to customers. There is also a risk that regulators could, after the fact, conclude that Consumers' preparedness or response to such an event was inadequate and take adverse actions as a result.

Energy risk management strategies might not be effective in managing fuel and electricity pricing risks, which could result in unanticipated liabilities to CMS Energy and Consumers or increased volatility in their earnings.

CMS Energy and Consumers are exposed to changes in market prices for commodities including, but not limited to, natural gas, coal, electric capacity, electric energy, emission allowances, gasoline, diesel fuel, and RECs. CMS Energy and Consumers manage commodity price risk using established policies and procedures, and they may use various contracts to manage this risk, including swaps, options, futures, and forward contracts. No assurance can be made that these strategies will be successful in managing CMS Energy's and Consumers' risk or that they will not result in net liabilities to CMS Energy or Consumers as a result of future volatility.

A substantial portion of Consumers' operating expenses for its electric generating plants and vehicle fleet consists of the costs of obtaining these commodities. The contracts associated with Consumers' fuel for electric generation and purchased power are executed in conjunction with the PSCR mechanism, which is designed to allow Consumers to recover prudently incurred costs associated with its positions in these commodities. If the MPSC determined that any of these contracts or related contracting policies were imprudent, recovery of these costs could be disallowed.

Natural gas prices in particular have been historically volatile. Consumers routinely enters into contracts for natural gas to mitigate exposure to the risks of demand, market effects of weather, and changes in commodity prices associated with the gas distribution business. These contracts are executed in conjunction with the GCR mechanism, which is designed to allow Consumers to recover prudently incurred costs associated with its natural gas positions. If the MPSC determined that any of these contracts or related contracting policies were imprudent, recovery of these costs could be disallowed.

CMS Energy and Consumers do not always hedge any or all of the exposure of their operations from commodity price volatility. Furthermore, the ability to hedge exposure to commodity price volatility depends on liquid commodity markets. As a result, to the extent the commodity markets are illiquid,

CMS Energy and Consumers might not be able to execute their risk management strategies, which could result in larger unhedged positions than preferred at a given time. To the extent that unhedged positions exist, fluctuating commodity prices could have a negative effect on CMS Energy and Consumers. Changes in laws that limit CMS Energy's and Consumers' ability to hedge could also have a negative effect on CMS Energy and Consumers.

Consumers might not be able to obtain an adequate supply of natural gas or coal, which could limit its ability to operate its electric generation facilities or serve its natural gas customers.

Consumers has natural gas and coal supply and transportation contracts in place for the natural gas and coal it requires for its electric generating capacity. Consumers also has interstate transportation and supply agreements in place to facilitate delivery of natural gas to its customers. Apart from the contractual and monetary remedies available to Consumers in the event of a counterparty's failure to perform under any of these contracts, there can be no assurances that the counterparties to these contracts will fulfill their obligations to provide natural gas or coal to Consumers. The counterparties under the agreements could experience financial or operational problems that inhibit their ability to fulfill their obligations to Consumers. In addition, counterparties under these contracts might not be required to supply natural gas or coal to Consumers under certain circumstances, such as in the event of a natural disaster or severe weather.

If Consumers were unable to obtain its supply requirements, it could be required to purchase natural gas or coal at higher prices, implement its natural gas curtailment program filed with the MPSC, or purchase replacement power at higher prices.

Unplanned outages or maintenance could be costly for CMS Energy or Consumers.

Unforeseen outages or maintenance of the electric and gas delivery systems, power plants, gas infrastructure including storage facilities and compression stations, wind energy or solar equipment, and energy products owned in whole or in part by CMS Energy or Consumers may be required for many reasons. When unplanned outages occur, CMS Energy and Consumers will not only incur unexpected maintenance expenses, but may also have to make spot market purchases of electric and gas commodities that may exceed CMS Energy's or Consumers' expected cost of generation or gas supply, be forced to curtail services, or retire a given asset if the cost or timing of the maintenance is not reasonable and prudent. Unplanned generator outages could reduce the capacity credit CMS Energy or Consumers receives from MISO and could cause CMS Energy or Consumers to incur additional capacity costs in future years.

General Risk Factors

The COVID-19 pandemic could materially and adversely affect each of CMS Energy's and Consumers' business, results of operations, financial condition, capital investment program, liquidity, and cash flows.

The COVID-19 pandemic has had widespread impacts on people, businesses, economies, and financial markets globally, in the U.S., and in markets where CMS Energy and Consumers conduct business. These impacts include a reduction in economic activity, disruption to supply chains and operations, increased labor costs, reduced availability of labor, and reduced productivity.

CMS Energy and Consumers are exposed to counterparty risk.

Adverse economic conditions or financial difficulties experienced by counterparties with whom CMS Energy and Consumers do business could impair the ability of these counterparties to pay for

CMS Energy's and Consumers' services and/or fulfill their contractual obligations, including performance and payment of damages. CMS Energy and Consumers depend on these counterparties to remit payments and perform contracted services in a timely and adequate fashion. Any delay or default in payment or performance, including inadequate performance, of contractual obligations could have a material adverse effect on CMS Energy and Consumers.

Volatility and disruptions in capital and credit markets could have a negative impact on CMS Energy's and Consumers' lenders, vendors, contractors, suppliers, customers, and other counterparties, causing them to fail to meet their obligations.

CMS Energy and Consumers are exposed to significant reputational risks.

CMS Energy and Consumers could suffer negative impacts to their reputations as a result of operational incidents, violations of corporate policies, regulatory violations, inappropriate use of social media, or other events. Reputational damage could have a material adverse effect and could result in negative customer perception and increased regulatory oversight.

A work interruption or other union actions could adversely affect Consumers.

At December 31, 2022, unions represent 42 percent of Consumers' employees. Consumers' union agreements expire in 2025. If these employees were to engage in a strike, work stoppage, or other slowdown, Consumers could experience a significant disruption in its operations and higher ongoing labor costs.

Failure to attract and retain an appropriately qualified workforce could adversely impact CMS Energy's and Consumers' results of operations.

In some areas, competition for skilled employees is high and if CMS Energy and Consumers were unable to match skill sets to future needs, they could encounter operating challenges and increased costs. These challenges could include a lack of resources, loss of knowledge, and delays in skill development. Additionally, higher costs could result from the use of contractors to replace employees, loss of productivity, and safety incidents. Failing to train replacement employees adequately and to transfer internal knowledge and expertise could adversely affect CMS Energy's and Consumers' ability to manage and operate their businesses.

Item 1B.   Unresolved Staff Comments

None.

Item 2.   Properties

Descriptions of CMS Energy's and Consumers' properties are found in the following sections of Item 1. Business, all of which are incorporated by reference in this Item 2:

- General—CMS Energy
- General—Consumers
- Business Segments—Consumers Electric Utility—Electric Utility Properties
- Business Segments—Consumers Gas Utility—Gas Utility Properties
- Business Segments—NorthStar Clean Energy—Non-Utility Operations and Investments—Independent Power Production

Item 3.   Legal Proceedings

For information regarding CMS Energy's and Consumers' significant pending administrative and judicial proceedings involving regulatory, operating, transactional, environmental, and other matters, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters and Note 3, Contingencies and Commitments.

CMS Energy, Consumers, and certain of their affiliates are also parties to routine lawsuits and administrative proceedings incidental to their businesses involving, for example, claims for personal injury and property damage, contractual matters, various taxes, and rates and licensing.

Item 4.   Mine Safety Disclosures

Not applicable.

Part II

Item 5.   Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

CMS Energy

CMS Energy's common stock is traded on the New York Stock Exchange under the symbol CMS. At January 13, 2023, the number of registered holders of CMS Energy's common stock totaled 26,227, based on the number of record holders.

For additional information regarding securities authorized for issuance under equity compensation plans, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 11, Stock-based Compensation and Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. For additional information regarding dividends and dividend restrictions, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 4, Financings and Capitalization.

Comparison of Five-year Cumulative Total Return



Company/Index	Five-Year Cumulative Total Return					
	2017	2018	2019	2020	2021	2022
CMS Energy	$ 100	$ 108	$ 141	$ 140	$ 154	$ 154
S&P 500 Index	100	96	126	149	191	157
S&P 400 Utilities Index	100	107	122	105	126	126

These cumulative total returns assume reinvestments of dividends.

Consumers

Consumers' common stock is privately held by its parent, CMS Energy, and does not trade in the public market.

Issuer Repurchases of Equity Securities

Presented in the following table are CMS Energy's repurchases of common stock for the three months ended December 31, 2022:

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under Publicly Announced Plans or Programs
October 1, 2022 to October 31, 2022	416	$ 58.26	—	—
November 1, 2022 to November 30, 2022	—	—	—	—
December 1, 2022 to December 31, 2022	—	—	—	—
Total	416	$ 58.26	—	—

[1] All of the common shares were repurchased to satisfy the minimum statutory income tax withholding obligation for common shares that have vested under the Performance Incentive Stock Plan. The value of shares repurchased is based on the market price on the vesting date.

Unregistered Sales of Equity Securities

None.

Item 6.   Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations is a combined report of CMS Energy and Consumers.

Executive Overview

CMS Energy is an energy company operating primarily in Michigan. It is the parent holding company of several subsidiaries, including Consumers, an electric and gas utility, and NorthStar Clean Energy (formerly known as CMS Enterprises Company), primarily a domestic independent power producer and marketer. Consumers' electric utility operations include the generation, purchase, distribution, and sale of electricity, and Consumers' gas utility operations include the purchase, transmission, storage, distribution, and sale of natural gas. Consumers' customer base consists of a mix of primarily residential, commercial, and diversified industrial customers. NorthStar Clean Energy, through its subsidiaries and equity investments, is engaged in domestic independent power production, including the development and operation of renewable generation, and the marketing of independent power production. CMS Energy was also the parent holding company of EnerBank, an industrial bank located in Utah, until October 1, 2021 when EnerBank was acquired by Regions Bank.

CMS Energy and Consumers manage their businesses by the nature of services each provides. CMS Energy operates principally in three business segments: electric utility; gas utility; and NorthStar

Clean Energy, its non-utility operations and investments. Consumers operates principally in two business segments: electric utility and gas utility. CMS Energy's and Consumers' businesses are affected primarily by:

- regulation and regulatory matters
- state and federal legislation
- economic conditions
- weather
- energy commodity prices
- interest rates
- their securities' credit ratings

The Triple Bottom Line

CMS Energy's and Consumers' purpose is to achieve world class performance while delivering hometown service. In support of this purpose, CMS Energy and Consumers employ the "CE Way," a lean operating model designed to improve safety, quality, cost, delivery, and employee morale.

CMS Energy and Consumers measure their progress toward the purpose by considering their impact on the "triple bottom line" of people, planet, and profit, which is underpinned by performance; this consideration takes into account not only the economic value that CMS Energy and Consumers create for customers and investors, but also their responsibility to social and environmental goals. The triple bottom line balances the interests of employees, customers, suppliers, regulators, creditors, Michigan's residents, the investment community, and other stakeholders, and it reflects the broader societal impacts of CMS Energy's and Consumers' activities.



CMS Energy's Environmental, Social, Governance and Sustainability Report, which is available to the public, describes CMS Energy's and Consumers' progress toward world class performance measured in the areas of people, planet, and profit.

People: The people element of the triple bottom line represents CMS Energy's and Consumers' commitment to their employees, their customers, the residents of local communities in which they do business, and other stakeholders.

The safety of employees, customers, and the general public is a priority of CMS Energy and Consumers. Accordingly, CMS Energy and Consumers have worked to integrate a set of safety principles into their business operations and culture. These principles include complying with applicable safety, health, and security regulations and implementing programs and processes aimed at continually improving safety and security conditions. Over the last ten years, Consumers' OSHA recordable incident rate has decreased by 34 percent.

CMS Energy and Consumers also place a high priority on customer value and on providing a hometown customer experience. Consumers' customer-driven investment program is aimed at improving safety and increasing electric and gas reliability, which has resulted in measurable improvements in customer satisfaction.

Central to Consumers' commitment to its customers are the initiatives it has undertaken to keep electricity and natural gas affordable, including:

- replacement of coal-fueled generation and PPAs with a cost-efficient mix of renewable energy, less-costly dispatchable generation sources, and energy waste reduction and demand response programs
- targeted infrastructure investment to reduce maintenance costs and improve reliability and safety
- supply chain optimization
- economic development to increase sales and reduce overall rates
- information and control system efficiencies
- employee and retiree health care cost sharing
- workforce productivity enhancements

While CMS Energy and Consumers have experienced some supply chain disruptions and inflationary pressures, they have taken steps to mitigate the impact on their ability to provide safe and reliable service to customers.

Planet: The planet element of the triple bottom line represents CMS Energy's and Consumers' commitment to protect the environment. This commitment extends beyond compliance with various state and federal environmental, health, and safety laws and regulations. Management considers climate change and other environmental risks in strategy development, business planning, and enterprise risk management processes.

CMS Energy and Consumers continue to focus on opportunities to protect the environment and to reduce their carbon footprint. As a result of actions already taken through 2022, CMS Energy and Consumers have:

- decreased their combined percentage of electric supply (self-generated and purchased) from coal by 17 percentage points since 2015
- reduced carbon dioxide emissions by over 30 percent since 2005
- reduced the amount of water used to generate electricity by over 35 percent since 2012
- reduced landfill waste disposal by over 1.7 million tons since 1992
- reduced methane emissions by more than 20 percent since 2012

Since 2005, Consumers has reduced its sulfur dioxide and particulate matter emissions by over 90 percent and its nitrogen oxides emissions by over 80 percent. Consumers began tracking mercury emissions in 2007; since that time, it has reduced such emissions by nearly 90 percent. Presented in the following illustration are Consumers' reductions in these emissions:



The 2016 Energy Law:

- raised the renewable energy standard to 15 percent in 2021; Consumers has met the 15-percent requirement and expects to continue meeting the requirement going forward with a combination of newly generated RECs and previously generated RECs carried over from prior years
- established a goal of 35-percent combined renewable energy and energy waste reduction by 2025; Consumers achieved 33-percent combined renewable energy and energy waste reduction through 2022
- authorized incentives for demand response programs and energy efficiency programs, referring to the combined initiatives as energy waste reduction programs
- established an integrated planning process for new capacity and energy resources

Consumers' Clean Energy Plan details its strategy to meet customers' long-term energy needs. The Clean Energy Plan was originally outlined in Consumers' 2018 IRP, which was approved by the MPSC in 2019. Under its Clean Energy Plan, Consumers will meet the requirements of the 2016 Energy Law using its clean and lean strategy, which focuses on increasing the generation of renewable energy, helping customers use less energy, and offering demand response programs to reduce demand during critical peak times.

In June 2021, Consumers filed its 2021 IRP with the MPSC, proposing updates to the Clean Energy Plan. In April 2022, Consumers and a broad coalition of key stakeholders, including customer groups, environmental organizations, the MPSC Staff, energy industry representatives, and the Michigan Attorney

General, filed a settlement agreement with the MPSC resolving Consumers' 2021 IRP. The MPSC approved that settlement agreement in June 2022.

The 2021 IRP outlines Consumers' long-term strategy for delivering clean, reliable, resilient, and affordable energy to its customers, including plans to:

- end the use of coal-fueled generation in 2025, 15 years sooner than initially planned
- purchase an existing natural gas-fueled generating unit, providing an additional 1,176 MW of nameplate capacity and allowing Consumers to continue providing controllable sources of electricity to customers
- solicit approximately 700 MW of capacity through PPAs from sources able to deliver to Michigan's Lower Peninsula beginning in 2025
- expand its investment in renewable energy, adding nearly 8,000 MW of solar generation by 2040

Under the 2021 IRP, Consumers will continue to earn a return equal to its weighted-average cost of capital on payments made under new competitively bid PPAs approved by the MPSC.

The 2021 IRP will allow Consumers to exceed its breakthrough goal of at least 50-percent combined renewable energy and energy waste reduction by 2030.

Presented in the following illustration is Consumers' 2021 capacity portfolio and its future capacity portfolio under its 2021 IRP. This illustration includes the effects of purchased capacity and energy waste reduction and uses the nameplate capacity for all energy sources:



[1]   Does not include RECs.

[2]   These amounts and fuel sources will vary and are dependent on a one-time competitive solicitation to acquire approximately 700 MW of capacity through PPAs from sources able to deliver to Michigan's Lower Peninsula beginning in 2025.

In addition to Consumers' plan to eliminate its use of coal-fueled generation in 2025, CMS Energy and Consumers have set the net-zero emissions goals discussed below.

Net-zero methane emissions from natural gas delivery system by 2030: Under its Methane Reduction Plan, Consumers plans to reduce methane emissions from its system by about 80 percent by accelerating the replacement of aging pipe, rehabilitating or retiring outdated infrastructure, and adopting new technologies and practices. The remaining emissions will likely be offset by purchasing and/or producing renewable natural gas.

Net-zero carbon emissions from electric business by 2040: This goal includes not only emissions from owned generation, but also emissions from the generation of power purchased through long-term PPAs and from the MISO energy market. Consumers expects to meet 90 percent of its customers' needs with clean energy sources by 2040 through execution of its Clean Energy Plan. New technologies and carbon offset measures including, but not limited to, carbon sequestration, methane emission capture, forest preservation, and reforestation may be used to close the gap to achieving net-zero carbon emissions.

Net-zero greenhouse gas emissions target for the entire business by 2050: This goal, announced in March 2022, incorporates greenhouse gas emissions from Consumers' natural gas delivery system, including suppliers and customers, and has an interim goal of reducing customer emissions by 20 percent by 2030. Consumers expects to meet this goal through carbon offset measures, renewable natural gas, energy efficiency and demand response programs, and the adoption of cost-effective emerging technologies once proven and commercially available.

Additionally, to advance its environmental stewardship in Michigan and to minimize the impact of future regulations, Consumers announced the following targets in 2022:

- to enhance, restore, or protect 6,500 acres of land by 2026; in 2022, Consumers enhanced, restored, or protected over 700 acres of land
- to increase the rate of waste diverted from landfills (through waste reduction, recycling, and reuse) to 90 percent from a baseline of 88 percent; in 2022, Consumers' rate of waste diverted from landfills was 92 percent

CMS Energy and Consumers are monitoring numerous legislative, policy, and regulatory initiatives, including those to regulate and report greenhouse gases, and related litigation. While CMS Energy and Consumers cannot predict the outcome of these matters, which could affect them materially, they intend to continue to move forward with their clean and lean strategy.

Profit: The profit element of the triple bottom line represents CMS Energy's and Consumers' commitment to meeting their financial objectives and providing economic development opportunities and benefits in the communities in which they do business. CMS Energy's and Consumers' financial strength allows them to maintain solid investment-grade credit ratings and thereby reduce funding costs for the benefit of customers and investors, to preserve and create jobs, and to reinvest in the communities they serve.

In 2022, CMS Energy's net income available to common stockholders was $827 million, and diluted EPS were $2.85. This compares with net income available to common stockholders of $1.3 billion and diluted EPS of $4.66 in 2021. In 2022, higher gas sales due primarily to favorable weather, along with benefits from gas and electric rate increases, were more than offset by the absence of the 2021 gain on the sale of EnerBank. A more detailed discussion of the factors affecting CMS Energy's and Consumers' performance can be found in the Results of Operations section that follows this Executive Overview.

Over the next five years, Consumers expects weather-normalized electric and gas deliveries to remain relatively stable compared to 2022. This outlook reflects the effects of energy waste reduction programs offset largely by modest growth in electric and gas demand.

Performance: Impacting the Triple Bottom Line

CMS Energy and Consumers remain committed to achieving world class performance while delivering hometown service and positively impacting the triple bottom line of people, planet, and profit. During 2022, CMS Energy and Consumers:

- settled and received approval of Consumers' 2021 IRP, gas rate case, and electric rate case, demonstrating the constructive nature of Michigan's regulatory environment
- partnered with state and federal agencies to secure over $100 million of customer assistance to help keep customer bills affordable
- committed to power over 1,200 Michigan public buildings with 100-percent clean energy
- reached an agreement with General Motors Company, a non-affiliated company, to power all of its auto plants within Consumers' electric service territory with 100-percent clean energy
- announced the "Clean Air" program for residential and business customers who want to offset carbon emissions from their natural gas use and help protect the planet's atmosphere
- installed five new units at the Freedom Compressor Station, continuing progress toward achieving Consumers' Natural Gas Delivery Plan, making its gas system even more safe, reliable, affordable, and clean
- participated in the state's economic development efforts that resulted in Gotion, Inc., a non-affiliated global battery components producer, committing to construct a manufacturing facility in Big Rapids, Michigan
- received recognition as #1 utility company in the U.S. for America's Best Employers for Women and America's Best Employers for Diversity by Forbes[®]

CMS Energy and Consumers will continue to utilize the CE Way to enable them to achieve world class performance and positively impact the triple bottom line. Consumers' investment plan and the regulatory environment in which it operates also drive its ability to impact the triple bottom line.

Investment Plan: Over the next five years, Consumers expects to make significant expenditures on infrastructure upgrades, replacements, and clean generation. While it has a large number of potential investment opportunities that would add customer value, Consumers has prioritized its spending based on the criteria of enhancing public safety, increasing reliability, maintaining affordability for its customers, and advancing its environmental stewardship. Consumers' investment program is expected to result in annual rate-base growth of over seven percent. This rate-base growth, together with cost-control measures, should allow Consumers to maintain affordable customer prices.

Presented in the following illustration are planned capital expenditures of $15.5 billion that Consumers expects to make from 2023 through 2027:



Of this amount, Consumers plans to spend $12.4 billion over the next five years to primarily maintain and upgrade its gas infrastructure and electric distribution systems in order to enhance safety and reliability, improve customer satisfaction, reduce energy waste on those systems, and facilitate its clean energy transformation. The gas infrastructure projects comprise $6.3 billion to sustain deliverability, enhance pipeline integrity and safety, and reduce methane emissions. Electric distribution and other projects comprise $6.1 billion to strengthen circuits and substations, replace poles, and interconnect clean energy resources. Consumers also expects to spend $3.1 billion on clean generation, which includes investments in wind, solar, and hydro electric generation resources.

Regulation: Regulatory matters are a key aspect of Consumers' business, particularly rate cases and regulatory proceedings before the MPSC, which permit recovery of new investments while helping to ensure that customer rates are fair and affordable. Important regulatory events and developments not already discussed are summarized below.

2021 Gas Rate Case: In December 2021, Consumers filed an application with the MPSC seeking an annual rate increase of $278 million, based on a 10.5-percent authorized return on equity for the projected twelve-month period ending September 30, 2023. In July 2022, the MPSC approved a settlement agreement authorizing an annual rate increase of $170 million, based on a 9.9-percent authorized return on equity, effective October 1, 2022. The MPSC also approved the continuation of a revenue decoupling mechanism, which annually reconciles Consumers' actual weather-normalized non-fuel revenues with the revenues approved.

2022 Gas Rate Case: In December 2022, Consumers filed an application with the MPSC seeking an annual rate increase of $212 million, based on a 10.25-percent authorized return on equity for the projected twelve-month period ending September 30, 2024. The filing requests authority to recover new infrastructure investment and related costs that are expected to allow Consumers to improve system safety and reliability and reduce fugitive methane emissions.

2022 Electric Rate Case: In April 2022, Consumers filed an application with the MPSC seeking a rate increase of $272 million, based on a 10.25-percent authorized return on equity for the projected twelve-month period ending December 31, 2023. In September 2022, Consumers revised its requested increase to $292 million. The filing requested authority to recover future investments associated with distribution system reliability, solar generation, environmental compliance, and enhanced technology.

In January 2023, the MPSC approved a settlement agreement authorizing an annual rate increase of $155 million, based on a 9.9-percent authorized return on equity. The MPSC also approved a surcharge for the recovery of $6 million of depreciation, property tax, and interest expense related to distribution investments made in 2021 that exceeded what was authorized in rates in accordance with the December 2020 electric rate order.

Looking Forward

CMS Energy and Consumers will continue to consider the impact on the triple bottom line of people, planet, and profit in their daily operations as well as in their long-term strategic decisions. Consumers will continue to seek fair and timely regulatory treatment that will support its customer-driven investment plan, while pursuing cost-control measures that will allow it to maintain sustainable customer base rates. The CE Way is an important means of realizing CMS Energy's and Consumers' purpose of achieving world class performance while delivering hometown service.

Results of Operations

CMS Energy Consolidated Results of Operations

In Millions, Except Per Share Amounts

Years Ended December 31		2022		2021		Change
Net Income Available to Common Stockholders	$	827	$	1,348	$	(521)
Basic Earnings Per Average Common Share	$	2.85	$	4.66	$	(1.81)
Diluted Earnings Per Average Common Share	$	2.85	$	4.66	$	(1.81)

In Millions

Years Ended December 31		2022		2021		Change
Electric utility	$	567	$	565	$	2
Gas utility		378		302		76
NorthStar Clean Energy		34		23		11
Corporate interest and other		(156)		(144)		(12)
Discontinued operations		4		602		(598)
Net Income Available to Common Stockholders	$	827	$	1,348	$	(521)

For a summary of net income available to common stockholders for 2021 versus 2020, as well as detailed changes by reportable segment, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations, in the Form 10-K for the fiscal year ended December 31, 2021, filed February 10, 2022.

Amounts in the following tables are presented pre-tax, with the exception of income tax changes.

Presented in the following table is a summary of changes to net income available to common stockholders for 2022 versus 2021:

		In Millions
Year Ended December 31, 2021		$ 1,348
Reasons for the change		
Consumers electric utility and gas utility		
Electric sales	$ (38)	
Gas sales	89	
Electric rate increase	35	
Gas rate increase	54	
Lower non-operating retirement benefits expenses	40	
Lower income tax expense	16	
Voluntary revenue refunds, including one-time bill credit commitment[1]	(37)	
Higher interest charges	(24)	
Higher property taxes, reflecting higher capital spending	(23)	
Higher depreciation and amortization	(11)	
Higher other maintenance and operating expenses	(7)	
Other	(16)	
		$ 78
NorthStar Clean Energy		11
Corporate interest and other		(12)
Discontinued operations		(598)
Year Ended December 31, 2022		$ 827

[1] See Note 2, Regulatory Matters.

Consumers Electric Utility Results of Operations

Presented in the following table are the detailed changes to the electric utility's net income available to common stockholders for 2022 versus 2021:

		In Millions
Year Ended December 31, 2021		$ 565
Reasons for the change		
Electric deliveries[1] and rate increases		
Rate increase, including return on higher renewable capital spending	$ 35	
Higher energy waste reduction program revenues	27	
Voluntary revenue refunds, including one-time bill credit commitment[2]	(29)	
Lower revenue due primarily to weather and sales mix	(15)	
Lower other revenues	(23)	
		$ (5)
Maintenance and other operating expenses		
Lower service restoration costs	55	
Absence of 2021 fleet write-down and other asset impairments[2]	34	
Higher energy waste reduction program costs	(27)	
Higher vegetation management costs	(15)	
Higher distribution, transmission, and generation expenses	(13)	
Higher uncollectible accounts expense	(6)	
Higher demand response costs	(7)	
Voluntary separation plan expenses	(7)	
Voluntary assistance to vulnerable customers[2]	(5)	
Higher other maintenance and operating expenses	(19)	
		(10)
Depreciation and amortization		
Lower depreciation rates, offset partially by higher capital spending		15
General taxes		
Higher property taxes, reflecting higher capital spending, and other		(13)
Other income, net of expenses		
Lower non-operating retirement benefits expenses	26	
Lower other income, net of expenses	(7)	
		19
Interest charges		(12)
Income taxes		8
Year Ended December 31, 2022		$ 567

---

[1] Deliveries to end-use customers were 37.3 billion kWh in 2022 and 36.2 billion kWh in 2021.

[2] See Note 2, Regulatory Matters.

Consumers Gas Utility Results of Operations

Presented in the following table are the detailed changes to the gas utility's net income available to common stockholders for 2022 versus 2021:

		In Millions
Year Ended December 31, 2021		$ 302
Reasons for the change		
Gas deliveries[1] and rate increases		
Favorable weather and sales mix	$ 92	
Rate increase	54	
Higher energy waste reduction program revenues	17	
Voluntary revenue refund[2]	(8)	
Lower other revenues	(3)	
		$ 152
Maintenance and other operating expenses		
Absence of 2021 fleet write-down and other asset impairments[2]	11	
Higher energy waste reduction program costs	(17)	
Higher uncollectible accounts expense	(12)	
Ray Compressor Station impairment[3]	(10)	
Voluntary assistance to vulnerable customers[2]	(5)	
Voluntary separation plan expenses	(4)	
Higher distribution, transmission, and compression expenses, and other	(3)	
		(40)
Depreciation and amortization		
Increased plant in service, reflecting higher capital spending		(26)
General taxes		
Higher property taxes, reflecting higher capital spending		(14)
Other income, net of expenses		
Lower non-operating retirement benefits expenses	14	
Lower other income, net of expenses	(6)	
		8
Interest charges		(12)
Income taxes		
Lower income tax expense due primarily to accelerated amortization of excess deferred income taxes and tax benefits associated with cost of removal[4]	25	
Higher gas utility pre-tax earnings	(17)	
		8
Year Ended December 31, 2022		$ 378

[1] Deliveries to end-use customers were 315 bcf in 2022 and 282 bcf in 2021.

[2] See Note 2, Regulatory Matters.

[3] See Note 3, Contingencies and Commitments.

[4] See Note 12, Income Taxes.

NorthStar Clean Energy Results of Operations

Presented in the following table are the detailed changes to NorthStar Clean Energy's net income available to common stockholders for 2022 versus 2021:

	In Millions
Year Ended December 31, 2021	$ 23
Reason for the change	
Higher earnings from renewable wind projects	$ 10
Higher earnings at DIG, offset partially by lower earnings from equity method investees	6
Higher income taxes, due primarily to higher earnings	(5)
Year Ended December 31, 2022	$ 34

Corporate Interest and Other Results of Operations

Presented in the following table are the detailed changes to corporate interest and other results for 2022 versus 2021:

	In Millions
Year Ended December 31, 2021	$ (144)
Reasons for the change	
Absence of 2021 reduction in state tax liabilities	$ (7)
Higher preferred stock dividends	(5)
Lower income tax benefit	(2)
Other	2
Year Ended December 31, 2022	$ (156)

Results of Discontinued Operations

In October 2021, EnerBank was acquired by Regions Bank. As a result, EnerBank's results of operations through the date of the sale are presented as income from discontinued operations on CMS Energy's consolidated statements of income for the years ended December 31, 2021 and 2020. For additional details see, Note 19, Exit Activities and Discontinued Operations.

Presented in the following table are the detailed changes to discontinued operations for 2022 versus 2021:

	In Millions
Year Ended December 31, 2021	$ 602
Reason for the change	
Additional EnerBank sale proceeds, net of tax and transaction costs	$ 4
Absence of 2021 EnerBank sale proceeds, net of tax and transaction costs	(514)
Absence of 2021 earnings from discontinued operations, net of tax	(88)
Year Ended December 31, 2022	$ 4

Cash Position, Investing, and Financing

At December 31, 2022, CMS Energy had $182 million of consolidated cash and cash equivalents, which included $18 million of restricted cash and cash equivalents. At December 31, 2022, Consumers had $60 million of consolidated cash and cash equivalents, which included $17 million of restricted cash and cash equivalents.

For specific components of net cash provided by operating activities, net cash used in investing activities, and net cash provided by (used in) financing activities for 2021 versus 2020, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Cash Position, Investing, and Financing, in the Form 10-K for the fiscal year ended December 31, 2021, filed February 10, 2022.

Operating Activities

Presented in the following table are specific components of net cash provided by operating activities for 2022 versus 2021:

	In Millions
CMS Energy, including Consumers	
Year Ended December 31, 2021	$ 1,819
Reasons for the change	
Lower net income	$ (517)
Non-cash transactions[1]	(143)
Absence of gain from 2021 sale of EnerBank[2]	652
Absence of cash used in discontinued operations in 2021[2]	111
Unfavorable impact of changes in core working capital,[3] due primarily to gas purchased at higher prices and underrecovery of power supply costs[4]	(1,080)
Favorable impact of changes in other assets and liabilities	13
Year Ended December 31, 2022	$ 855
Consumers	
Year Ended December 31, 2021	$ 1,982
Reasons for the change	
Higher net income	$ 77
Non-cash transactions[1]	(4)
Unfavorable impact of changes in core working capital,[3] due primarily to gas purchased at higher prices and underrecovery of power supply costs[4]	(1,063)
Favorable impact of changes in other assets and liabilities	2
Year Ended December 31, 2022	$ 994

[1] Non-cash transactions comprise depreciation and amortization, changes in deferred income taxes and investment tax credits, bad debt expense, and other non-cash operating activities and reconciling adjustments.

[2] For information regarding the sale of EnerBank, see Note 19, Exit Activities and Discontinued Operations.

[3] Core working capital comprises accounts receivable, accrued revenue, inventories, accounts payable, and accrued rate refunds.

[4] For information regarding the underrecovery of power supply costs, see Note 2, Regulatory Matters.

Investing Activities

Presented in the following table are specific components of net cash used in investing activities for 2022 versus 2021:

	In Millions
CMS Energy, including Consumers	
Year Ended December 31, 2021	$ (1,233)
Reasons for the change	
Higher capital expenditures	$ (298)
Absence of net proceeds from sale of EnerBank in 2021[1]	(893)
Absence of cash provided by discontinued operations in 2021[1]	(78)
Other investing activities, primarily higher proceeds from the sale of assets, offset partially by higher costs to retire property	26
Year Ended December 31, 2022	$ (2,476)
Consumers	
Year Ended December 31, 2021	$ (2,185)
Reasons for the change	
Higher capital expenditures	$ (187)
Other investing activities, primarily higher proceeds from the sale of assets, offset partially by higher costs to retire property	28
Year Ended December 31, 2022	$ (2,344)

[1] For information regarding the sale of EnerBank, see Note 19, Exit Activities and Discontinued Operations.

Financing Activities

Presented in the following table are specific components of net cash provided by (used in) financing activities for 2022 versus 2021:

	In Millions
CMS Energy, including Consumers	
Year Ended December 31, 2021	$ (295)
Reasons for the change	
Higher debt issuances	$ 1,564
Lower debt retirements	129
Higher borrowings of notes payable	20
Higher issuances of common stock	43
Issuance of preferred stock in 2021	(224)
Higher payments of dividends on common and preferred stock	(37)
Proceeds from the sale of membership interest in VIE to tax equity investor[1]	49
Higher contributions from noncontrolling interest	1
Absence of cash used in discontinued operations in 2021[2]	84
Other financing activities, primarily the payment of a long-term contract liability, offset partially by the collection of customer advances for construction	(7)
Year Ended December 31, 2022	$ 1,327
Consumers	
Year Ended December 31, 2021	$ 212
Reasons for the change	
Higher debt issuances	$ 1,464
Higher debt retirements	(1)
Higher borrowings of notes payable	20
Higher repayments of borrowings from CMS Energy	(402)
Higher stockholder contribution from CMS Energy	110
Higher payments of dividends on common stock	(47)
Other financing activities, primarily the collection of customer advances for construction	10
Year Ended December 31, 2022	$ 1,366

[1] For information regarding the sale of a membership interest to a tax equity investor, see Note 18, Variable Interest Entities.

[2] For information regarding the sale of EnerBank, see Note 19, Exit Activities and Discontinued Operations.

Capital Resources and Liquidity

CMS Energy and Consumers expect to have sufficient liquidity to fund their present and future commitments. CMS Energy uses dividends and tax-sharing payments from its subsidiaries and external financing and capital transactions to invest in its utility and non-utility businesses, retire debt, pay dividends, and fund its other obligations. The ability of CMS Energy's subsidiaries, including Consumers, to pay dividends to CMS Energy depends upon each subsidiary's revenues, earnings, cash needs, and other factors. In addition, Consumers' ability to pay dividends is restricted by certain terms included in its articles of incorporation and potentially by FERC requirements and provisions under the Federal Power

Act and the Natural Gas Act. For additional details on Consumers' dividend restrictions, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 4, Financings and Capitalization—Dividend Restrictions. During the year ended December 31, 2022, Consumers paid $769 million in dividends on its common stock to CMS Energy.

Consumers uses cash flows generated from operations and external financing transactions, as well as stockholder contributions from CMS Energy, to fund capital expenditures, retire debt, pay dividends, and fund its other obligations. Consumers also uses these sources of funding to contribute to its employee benefit plans.

Financing and Capital Resources: CMS Energy and Consumers rely on the capital markets to fund their robust capital plan. Barring any sustained market dislocations or disruptions, CMS Energy and Consumers expect to continue to have ready access to the financial and capital markets and will continue to explore possibilities to take advantage of market opportunities as they arise with respect to future funding needs. If access to these markets were to diminish or otherwise become restricted, CMS Energy and Consumers would implement contingency plans to address debt maturities, which could include reduced capital spending.

In January 2023, Consumers entered into a bond purchase agreement to issue an aggregate principal amount of $400 million of first mortgage bonds through a private placement offering. The bonds, which were priced in November 2022, carry a weighted average interest rate of 5.251 percent and mature at varying dates between 2026 and 2037. The bonds are expected to be issued in May 2023. The proceeds of the bonds will be used to finance a portion of the purchase price of the New Covert Generating Facility and for general corporate purposes. For more information on the purchase of the New Covert Generating Facility, see Consumers Electric Utility Outlook and Uncertainties — Clean Energy Plan.

Also in January 2023, Consumers issued $425 million of first mortgage bonds that mature in March 2028 and bear interest at a rate of 4.650 percent. The proceeds of the bonds have been used to repay a portion of the $1.0 billion aggregate principal amount outstanding under Consumers' term loan credit agreement and for general corporate purposes. For more information on Consumers' recent financing activities, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 4, Financings and Capitalization.

Under an existing equity offering program, CMS Energy may sell shares of its common stock having an aggregate sales price of up to $500 million in privately negotiated transactions, in "at the market" offerings, through forward sales transactions, or otherwise.

CMS Energy has entered into forward sales transactions under this program, which allow CMS Energy to either physically settle the contracts by issuing shares of its common stock at the then-applicable forward sale price specified by the agreement or net settle the contracts through the delivery or receipt of cash or shares. CMS Energy may settle the contracts at any time through their maturity dates, and presently intends to physically settle the contracts by delivering shares of its common stock. As of December 31, 2022, these contracts have an aggregate sales price of $439 million, maturing through February 2024. For more information on these forward sale contracts, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 4, Financings and Capitalization—Issuance of Common Stock.

At December 31, 2022, CMS Energy had $532 million of its revolving credit facility available and Consumers had $1.3 billion available under its revolving credit facilities. CMS Energy and Consumers use these credit facilities for general working capital purposes and to issue letters of credit. An additional source of liquidity is Consumers' commercial paper program, which allows Consumers to issue, in one or more placements, up to $500 million in aggregate principal amount of commercial paper notes with maturities of up to 365 days at market interest rates. These issuances are supported by Consumers' revolving credit facilities. While the amount of outstanding commercial paper does not reduce the available capacity of the revolving credit facilities, Consumers does not intend to issue commercial paper in an amount exceeding the available capacity of the facilities. At December 31, 2022, there were $20 million of commercial paper notes outstanding under this program.

Certain of CMS Energy's and Consumers' credit agreements contain covenants that require CMS Energy and Consumers to maintain certain financial ratios, as defined therein. At December 31, 2022, no default had occurred with respect to any financial covenants contained in CMS Energy's and Consumers' credit agreements. CMS Energy and Consumers were each in compliance with these covenants as of December 31, 2022, as presented in the following table:

	Limit	Actual
CMS Energy, parent only		
Debt to Capital[1]	≤ 0.70 to 1.0	0.58 to 1.0
Consumers		
Debt to Capital[2]	≤ 0.65 to 1.0	0.50 to 1.0

[1] Applies to CMS Energy's revolving credit agreement and letter of credit reimbursement agreement, and a term loan agreement of a subsidiary of NorthStar Clean Energy.

[2] Applies to Consumers' revolving credit agreements and term loan agreement.

Material Cash Requirements: Based on the present investment plan, during 2023, Consumers projects capital expenditures of $3.7 billion. Additionally, CMS Energy's other material cash requirements for 2023 include $3.2 billion of purchase obligations and $1.7 billion of principal and interest payments on long-term debt. Consumers' other material cash requirements for 2023 comprise $3.0 billion of purchase obligations and $1.4 billion of principal and interest payments on long-term debt.

Components of CMS Energy's and Consumers' cash management plan include controlling operating expenses and capital expenditures and evaluating market conditions for financing and refinancing opportunities. CMS Energy's and Consumers' present level of cash and expected cash flows from operating activities, together with access to sources of liquidity, are anticipated to be sufficient to fund contractual obligations and other material cash requirements for 2023 and beyond.

Capital Expenditures: Over the next five years, Consumers expects to make substantial capital investments. Consumers may revise its forecast of capital expenditures periodically due to a number of factors, including environmental regulations, MPSC approval or disapproval, business opportunities, market volatility, economic trends, and the ability to access capital. Presented in the following table are Consumers' estimated capital expenditures, including lease commitments, for 2023 through 2027:

												In Billions
		2023		2024		2025		2026		2027		Total
Consumers												
Electric utility operations	$	2.5	$	1.6	$	1.9	$	1.6	$	1.6	$	9.2
Gas utility operations		1.2		1.3		1.3		1.3		1.2		6.3
Total Consumers	$	3.7	$	2.9	$	3.2	$	2.9	$	2.8	$	15.5

Other Material Cash Requirements: Presented in the following table are CMS Energy's and Consumers' material cash obligations from known contractual and other legal obligations:

				In Billions
	Payments Due			
December 31, 2022	Less Than One Year			Total
CMS Energy, including Consumers				
Long-term debt	$	1.1	$	14.4
Interest payments on long-term debt		0.6		13.2
Purchase obligations		3.2		12.5
AROs		—		2.7
Total obligations	$	4.9	$	42.8
Consumers				
Long-term debt	$	1.0	$	10.3
Interest payments on long-term debt		0.4		7.8
Purchase obligations		3.0		11.9
AROs		—		2.6
Total obligations	$	4.4	$	32.6

Purchase obligations arise from long-term contracts for the purchase of commodities and related services, plant purchase commitments, and construction and service agreements. The commodities and related services include long-term PPAs, natural gas and associated transportation, and coal and associated transportation. For more information on CMS Energy's and Consumers' purchase obligations, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments—Contractual Commitments.

CMS Energy, Consumers, and certain of their subsidiaries enter into various arrangements in the normal course of business to facilitate commercial transactions with third parties. These arrangements include indemnities, surety bonds, letters of credit, and financial and performance guarantees. For additional details on indemnity and guarantee arrangements, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments— Guarantees. For additional details on letters of credit and CMS Energy's forward sales contracts, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements— Note 4, Financings and Capitalization.

Outlook

Several business trends and uncertainties may affect CMS Energy's and Consumers' financial condition and results of operations. These trends and uncertainties could have a material impact on CMS Energy's and Consumers' consolidated income, cash flows, or financial position. For additional details regarding these and other uncertainties, see Forward-Looking Statements and Information; Item 1A. Risk Factors; and Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters and Note 3, Contingencies and Commitments.

Consumers Electric Utility Outlook and Uncertainties

Clean Energy Plan: Consumers' Clean Energy Plan details its strategy to meet customers' long-term energy needs and provides the foundation for its goal to achieve net-zero carbon emissions from its electric business by 2040. Under this net-zero goal, Consumers plans to eliminate the impact of carbon emissions created by the electricity it generates or purchases for customers. Additionally, through its Clean Energy Plan, Consumers continues to make progress on expanding its customer programs, namely its demand response, energy efficiency, and conservation voltage reduction programs, as well as increasing its renewable energy and pumped storage generation.

The Clean Energy Plan was originally outlined in Consumers' 2018 IRP, which was approved by the MPSC in 2019. In June 2021, Consumers filed its 2021 IRP with the MPSC, proposing updates to the Clean Energy Plan. In April 2022, Consumers and a broad coalition of key stakeholders, including customer groups, environmental organizations, the MPSC Staff, energy industry representatives, and the Michigan Attorney General, filed a settlement agreement with the MPSC resolving Consumers' 2021 IRP. The MPSC approved that settlement agreement in June 2022.

Under its 2021 IRP, Consumers will eliminate the use of coal-fueled generation in 2025 and expects to meet 90 percent of its customers' needs with clean energy sources by 2040. Specifically, the 2021 IRP provides for:

- the retirement of the D.E. Karn coal-fueled generating units, totaling 515 MW of nameplate capacity, in 2023
- the retirement of the J.H. Campbell coal-fueled generating units, totaling 1,407 MW of nameplate capacity, in 2025
- the retirement of the D.E. Karn oil and gas-fueled generating units, totaling 1,219 MW of nameplate capacity, in 2031, the units' original retirement date

The MPSC has authorized Consumers to issue securitization bonds to finance the recovery of and return on the D.E. Karn coal-fueled generating units. Under the 2021 IRP, Consumers will receive regulatory asset treatment to recover the remaining book value of the J.H. Campbell coal-fueled generating units, as well as a 9.0-percent return on equity, commencing in 2025.

Under the 2021 IRP, Consumers will bridge the transition away from coal generation with:

- the purchase of the New Covert Generating Facility, a natural gas-fueled generating unit with 1,176 MW of nameplate capacity in Van Buren County, Michigan, for $815 million, subject to certain adjustments, in 2023; the purchase was approved by FERC in November 2022
- a one-time competitive solicitation to acquire approximately 700 MW of capacity through PPAs from sources able to deliver to Michigan's Lower Peninsula beginning in 2025; of this amount, 500 MW would be from dispatchable sources

These actions are expected to allow Consumers to continue providing controllable sources of electricity to customers while expanding its investment in renewable energy. The 2021 IRP forecasts renewable energy capacity levels of 30 percent in 2025, 43 percent in 2030, and 61 percent in 2040, including the addition of nearly 8,000 MW of solar generation. Additionally, the 2021 IRP will accelerate Consumers' deployment of battery storage from 2030 to 2024, with 75 MW of energy storage by 2027 and an additional 475 MW by 2040.

Under its 2021 IRP, Consumers will continue to bid new capacity competitively and will own and operate approximately 50 percent of new capacity, with the remainder being built and owned by third parties. Additionally, Consumers will continue to earn a return equal to its weighted-average cost of capital on payments made under new competitively bid PPAs approved by the MPSC.

As a result of requests for proposals, Consumers has entered into PPAs to purchase renewable capacity, energy, and RECs from solar generating facilities and build transfer agreements to purchase solar generating facilities. Presented in the following illustration is the aggregate renewable capacity that Consumers expects to add to its portfolio as a result of these agreements:



In support of its 2021 IRP, Consumers issued a request for proposals in September 2022 to acquire approximately 700 MW of capacity through PPAs from sources able to deliver to Michigan's Lower Peninsula beginning in 2025. Specifically, Consumers solicited offers to acquire 500 MW of capacity from dispatchable sources and 200 MW of capacity from intermittent resources and dispatchable, non-intermittent clean capacity resources (including battery storage resources).

In March 2022, the U.S. Department of Commerce announced it is opening inquiries into whether manufacturers of solar modules that are produced in certain countries using supplies obtained from China are circumventing antidumping and countervailing duties which apply to Chinese modules. The U.S. Department of Commerce has made an initial determination that four manufacturers have circumvented tariffs. The remainder of this inquiry process is expected to continue through at least the first half of 2023. In June 2022, the Biden Administration paused for two years the imposition of duties that might result from the U.S. Department of Commerce's pending inquiries. In addition, the Uyghur Forced Labor Prevention Act, which was enacted in December 2021 and became effective in June 2022, along with an earlier withhold release order that U.S. Customs and Border Protection issued in mid-2021, restrict the importation of goods sourced from the Xinjiang region of China. Solar modules whose raw materials come from the Xinjiang region are a key focus of these import laws. Consumers continues to closely monitor these matters and their potential impacts on availability of solar modules and timing associated with pending and planned solar projects.

Renewable Energy Plan: The 2016 Energy Law raised the renewable energy standard to 15 percent in 2021. Consumers is required to submit RECs, which represent proof that the associated electricity was generated from a renewable energy resource, in an amount equal to at least 15 percent of Consumers' electric sales volume each year. Under its renewable energy plan, Consumers has met the 15-percent requirement and expects to continue meeting the requirement going forward with a combination of newly generated RECs and previously generated RECs carried over from prior years.

Under Consumers' renewable energy plan, the MPSC has approved the acquisition of up to 525 MW of new wind generation projects and authorized Consumers to earn a 10.7-percent return on equity on any projects approved by the MPSC. Specifically, the MPSC has approved the following:

- purchase and construction of a 150-MW wind generation project in Gratiot County, Michigan; the project became operational and Consumers took full ownership in 2020
- purchase of a 166-MW wind generation project in Hillsdale, Michigan; the project became operational and Consumers took full ownership in February 2021
- purchase of a wind generation project under development, with capacity of up to 201 MW, in Gratiot County, Michigan; Consumers expects to take full ownership and begin commercial operation of the project in 2023

The MPSC also approved the execution of a 20-year PPA under which Consumers will purchase 100 MW of renewable capacity, energy, and RECs from a 149-MW solar generating facility to be constructed in Calhoun County, Michigan; the facility is targeted to be operational in 2024.

Voluntary Large Customer Renewable Energy Program: Consumers provides service under a program that provides large full-service electric customers with the opportunity to advance the development of renewable energy beyond the requirements of the 2016 Energy Law. In September 2021, the MPSC approved Consumers' request to amend its renewable energy plan to remove the annual subscription limit associated with this program. The MPSC also approved up to 1,000 MW of new wind and solar generation projects between 2024 and 2027 to meet customer demand for the program. Consumers will competitively solicit for additional renewable energy assets based on customer applications and will construct the assets based on customer subscriptions to the program.

Electric Customer Deliveries and Revenue: Consumers' electric customer deliveries are seasonal and largely dependent on Michigan's economy. The consumption of electric energy typically increases in the summer months, due primarily to the use of air conditioners and other cooling equipment. In addition, Consumers' electric rates, which follow a seasonal rate design, are higher in the summer months than in the remaining months of the year. Each year in June, electric residential customers transition to a summer peak time-of-use rate that allows them to take advantage of lower-cost energy during off-peak times during the summer months. Thus, customers can reduce their electric bills by shifting their consumption from on-peak to off-peak times.

Over the next five years, Consumers expects weather-normalized electric deliveries to remain relatively stable compared to 2022. This outlook reflects the effects of energy waste reduction programs offset largely by modest growth in electric demand. Actual delivery levels will depend on:

- energy conservation measures and results of energy waste reduction programs
- weather fluctuations
- Michigan's economic conditions, including utilization, expansion, or contraction of manufacturing facilities, population trends, electric vehicle adoption, and housing activity

Electric ROA: Michigan law allows electric customers in Consumers' service territory to buy electric generation service from alternative electric suppliers in an aggregate amount capped at ten percent of Consumers' sales, with certain exceptions. At December 31, 2022, electric deliveries under the ROA program were at the ten-percent limit. Of Consumers' 1.9 million electric customers, fewer than 300, or 0.02 percent, purchased electric generation service under the ROA program.

The 2016 Energy Law established a path to ensure that forward capacity is secured for all electric customers in Michigan, including customers served by alternative electric suppliers under ROA. The law also authorized the MPSC to ensure that alternative electric suppliers have procured enough capacity to cover their anticipated capacity requirements for the four-year forward period. In 2017, the MPSC issued an order establishing a state reliability mechanism for Consumers. Under this mechanism, if an alternative electric supplier does not demonstrate that it has procured its capacity requirements for the four-year forward period, its customers will pay a set charge to the utility for capacity that is not provided by the alternative electric supplier.

During 2017, the MPSC issued orders finding that it has statutory authority to determine and implement a local clearing requirement, which requires all electric suppliers to demonstrate that a portion of the capacity procured to serve customers during peak demand times is located in the MISO footprint in Michigan's Lower Peninsula. In 2020, the Michigan Supreme Court affirmed the MPSC's statutory authority to implement a local clearing requirement on individual electric providers.

In 2020, ABATE and another intervenor filed a complaint against the MPSC in the U.S. District Court for the Eastern District of Michigan challenging the constitutionality of a local clearing requirement. The complaint requests the federal court to issue a permanent injunction prohibiting the MPSC from implementing a local clearing requirement on individual electric providers. Consumers filed a motion to intervene and defend the local clearing requirement in that federal litigation; this motion was granted in January 2021 and the complaint is pending decision by the court after a non-jury trial.

Electric Rate Matters: Rate matters are critical to Consumers' electric utility business. For additional details on rate matters, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters and Note 3, Contingencies and Commitments.

MPSC Reliability Report and Audit: In October 2022, the MPSC ordered the state's two largest electric utilities, including Consumers, to report on their compliance with regulations and past MPSC orders governing the utilities' response to outages and downed lines. Also, the MPSC Staff was directed to engage a third-party auditor to review all equipment and operations of the two utilities' distribution systems.

Consumers has responded to the MPSC's order and awaits further action by the MPSC. Consumers is committed to working with other state utilities, the third-party auditor, and the MPSC to continue improving electric reliability and safety in Michigan.

2022 Electric Rate Case: In April 2022, Consumers filed an application with the MPSC seeking a rate increase of $272 million, based on a 10.25-percent authorized return on equity for the projected twelve-month period ending December 31, 2023. In September 2022, Consumers revised its requested increase to $292 million. The filing requested authority to recover future investments associated with distribution system reliability, solar generation, environmental compliance, and enhanced technology.

In January 2023, the MPSC approved a settlement agreement authorizing an annual rate increase of $155 million, based on a 9.9-percent authorized return on equity. The MPSC also approved a surcharge for the recovery of $6 million of depreciation, property tax, and interest expense related to distribution investments made in 2021 that exceeded what was authorized in rates in accordance with the December 2020 electric rate order. Additionally, the approved settlement provides for a pension and OPEB tracker that will allow Consumers to defer the future recovery or refund of pension and OPEB expenses above or below the amounts used to set existing rates, respectively. For additional details on the settlement agreement, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters.

PSCR Plan: Consumers submitted its 2023 PSCR plan to the MPSC in September 2022. As a result of higher-than-normal power supply costs during 2022, Consumers included a projection of its full-year 2022 underrecovery in its 2023 PSCR plan. In accordance with its proposed plan, Consumers self-implemented the 2023 PSCR charge beginning in January 2023.

In January 2023, Consumers filed a motion for a temporary order in its 2023 PSCR plan, requesting that the MPSC approve only a third of the 2022 underrecovery amount for recovery in 2023, with the remaining amount to be recovered equally during 2024 and 2025. Recovering the 2022 underrecovery over three years will provide immediate relief to electric customers, and the financial impact will be neutral to Consumers' earnings. For additional details, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters.

Retention Incentive Program: Under its Clean Energy Plan, Consumers will retire the D.E. Karn coal-fueled electric generating units in 2023. In 2019, Consumers announced a retention incentive program to ensure necessary staffing at the D.E. Karn generating complex through the anticipated retirement of the coal-fueled generating units. Based on the number of employees that have chosen to participate, the aggregate cost of the program through 2023 is estimated to be $35 million. In its order in Consumers' 2020 electric rate case, the MPSC approved deferred accounting treatment for these costs. Consumers expects to recognize $2 million of retention benefit costs in 2023; this expense will be deferred as a regulatory asset.

Under the 2021 IRP, Consumers will retire the J.H. Campbell coal-fueled generating units in 2025. Similar to the D.E. Karn program, Consumers is providing a retention incentive program to ensure necessary staffing at the J.H. Campbell generating complex through retirement. Based on the number of employees that have chosen to participate, the aggregate cost of the program through 2025 is estimated to be $50 million. Consumers expects to recognize $16 million of retention benefit costs in 2023. The 2021 IRP provides deferred accounting treatment for retention costs recognized during 2022; deferral of costs beyond 2022 was approved as part of the 2022 electric rate case settlement. For additional details on these programs, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 19, Exit Activities and Discontinued Operations.

Electric Environmental Outlook: Consumers' electric operations are subject to various federal, state, and local environmental laws and regulations. Consumers estimates that it will incur capital expenditures of $210 million from 2023 through 2027 to continue to comply with RCRA, the Clean Air Act, and numerous other environmental regulations. Consumers expects to recover these costs in customer rates, but cannot guarantee this result. Multiple environmental laws and regulations are subject to litigation. Consumers' primary environmental compliance focus includes, but is not limited to, the following matters.

Air Quality: Multiple air quality regulations apply, or may apply, to Consumers' electric utility.

In 2012, the EPA published emission standards for electric generating units, known as MATS, based on Section 112 of the Clean Air Act. Consumers has complied, and continues to comply, with the MATS regulation, and does not expect MATS to materially impact its environmental strategy.

CSAPR requires Michigan and many other states to improve air quality by reducing power plant emissions that, according to EPA modeling, contribute to ground-level ozone in other downwind states. Since its 2015 effective date, CSAPR has been revised several times. One such revision made in 2021 provided updated emission reductions through 2024 from electric generating units in 12 states, including Michigan. Consumers believes the impact of this rule on its generation operations should be minimal.

In March 2022, the EPA proposed another revision to CSAPR that affects Michigan. If finalized as proposed, this revision would reduce nitrogen oxides allowance budgets beginning in 2023 and would change the mechanism for allocating such allowances on a year-over-year basis. While prior CSAPR regulations have primarily focused on electric generating units, this latest proposal also includes other sources of nitrogen oxides emissions. If the EPA finalizes the proposed CSAPR revision in its current form, Consumers may incur significant costs in allowance purchases and/or equipment retrofits. Consumers will continue to monitor this rulemaking and its impact on Consumers' electric operations.

In 2015, the EPA lowered the NAAQS for ozone and made it more difficult to construct or modify power plants and other emission sources in areas of the country that do not meet the ozone standard. In 2018, the EPA designated certain areas of Michigan as not meeting the ozone standard. None of Consumers' fossil-fuel-fired generating units are located in these areas. Additionally, in January 2023, the EPA proposed lowering the NAAQS for particulate matter. Consumers will continue to monitor NAAQS rulemakings and evaluate potential impacts to its generating assets.

Consumers' strategy to comply with air quality statutes and regulations involved the installation and operation of emission control equipment at some facilities and the suspension of operations at others; however, Consumers continues to evaluate these rules in conjunction with other EPA and EGLE rulemakings, litigation, executive orders, treaties, and congressional actions. This evaluation could result in:

- a change in Consumers' fuel mix
- changes in the types of generating units Consumers may purchase or build in the future
- changes in how certain units are operated
- the retirement, mothballing, or repowering with an alternative fuel of some of Consumers' generating units
- changes in Consumers' environmental compliance costs
- the purchase or sale of allowances

Greenhouse Gases: There have been numerous legislative and regulatory initiatives at the state, regional, national, and international levels that involve the potential regulation and reporting of greenhouse gases. Consumers continues to monitor and comment on these initiatives, as appropriate.

In June 2022, the EPA announced its plan to propose a new rule to address greenhouse gas emissions from existing fossil-fuel-fired electric generating units. Under its 2021 IRP, Consumers will eliminate the use of coal-fueled generation in 2025. Therefore, it is unlikely that the proposed rule will materially impact Consumers over the remaining operating lives of these coal-fueled facilities. However, Consumers cannot predict the form and extent of such potential regulation on its natural gas-fueled generation until this rule is released.

Under the Paris Agreement, an international agreement addressing greenhouse gas emissions, the U.S. has committed to reduce greenhouse gas emissions by 50 to 52 percent from 2005 levels by 2030. Under its 2021 IRP, Consumers plans to reduce carbon emissions from its electric business by 60 percent from 2005 levels in 2025. At this time, Consumers does not expect any adverse changes to its environmental strategy as a result of these events, as its plans exceed the nationally committed reduction. The commitment made by the U.S. is not binding without new Congressional legislation.

In 2020, Michigan's Governor signed an executive order creating the Michigan Healthy Climate Plan, which outlines goals for Michigan to achieve economy-wide net-zero greenhouse gas emissions and to be carbon neutral by 2050. The executive order aims for a 28-percent reduction below 2005 levels of greenhouse gas emissions by 2025. These goals are aspirational in nature and any changes in law or regulation to achieve these goals would need to be approved by the Michigan Legislature or the relevant regulatory agency. Additionally, Consumers has already surpassed the 28-percent reduction milestone for its owned electric generation and previously announced a goal of achieving net-zero carbon emissions from its electric business by 2040. Consumers does not expect any adverse changes to its environmental strategy as a result of these events.

Increased frequency or intensity of severe or extreme weather events, including those due to climate change, could materially impact Consumers' facilities, energy sales, and results of operations. Consumers is unable to predict these events or their financial impact; however, Consumers evaluates the potential physical impacts of climate change on its operations, including increased frequency or intensity of storm activity; increased precipitation; increased temperature; and changes in lake and river levels. Consumers released a report addressing the physical risks of climate change on its infrastructure in February 2022. Consumers is taking steps to mitigate these risks as appropriate.

While Consumers cannot predict the outcome of changes in U.S. policy or of other legislative, executive, or regulatory initiatives involving the potential regulation or reporting of greenhouse gases, it intends to move forward with its Clean Energy Plan, its present net-zero goals, and its emphasis on reliable and resilient supply. Litigation, international treaties, executive orders, federal laws and regulations (including regulations by the EPA), and state laws and regulations, if enacted or ratified, could ultimately impact Consumers. Consumers may be required to:

- replace equipment
- install additional emission control equipment
- purchase emission allowances or credits (including potential greenhouse gas offset credits)
- curtail operations
- arrange for alternative sources of supply
- purchase facilities that generate fewer emissions
- mothball or retire facilities that generate certain emissions
- pursue energy efficiency or demand response measures more swiftly
- take other steps to manage or lower the emission of greenhouse gases

Although associated capital or operating costs relating to greenhouse gas regulation or legislation could be material and cost recovery cannot be assured, Consumers expects to recover these costs in rates consistent with the recovery of other reasonable costs of complying with environmental laws and regulations.

CCRs: In 2015, the EPA published a rule regulating CCRs under RCRA. This rule adopts minimum standards for beneficially using and disposing of non-hazardous CCRs and establishes technical requirements for CCR landfills and surface impoundments. The rule also sets out conditions under which some CCR units would be forced to cease receiving CCR wastewater and initiate closure. Due to litigation, many aspects of the rule have been remanded to the EPA, resulting in more proposed and final rules. Anticipated litigation related to remanded aspects will add uncertainty around requirements for compliance and state permit programs.

In 2020, the EPA amended the conditions of forced closure and required all unlined surface impoundments to initiate closure by mid-2021, unless conditions that satisfied an alternate closure schedule were approved by the EPA. Consumers, with agreement from EGLE, completed the work necessary to initiate closure by excavating CCRs or placing a final cover over each of its relevant CCR units prior to the closure initiation deadline.

Separately, Congress passed legislation in 2016 allowing participating states to develop permitting programs for CCRs under RCRA Subtitle D. In 2018, the Michigan Legislature adopted standards for a permitting program, which requires the EPA's authorization. In 2020, EGLE submitted a regulatory package for Michigan's permit program to the EPA for its review, which is still pending. Federal rulemaking challenges may delay EPA approval of the Michigan permitting program.

Consumers has historically been authorized to recover in electric rates costs related to coal ash disposal sites.

Water: Multiple water-related regulations apply, or may apply, to Consumers.

The EPA regulates cooling water intake systems of existing electric generating plants under Section 316(b) of the Clean Water Act. The rules seek to reduce alleged harmful impacts on aquatic organisms, such as fish. In 2018, Consumers submitted to EGLE for approval all required studies and recommended plans to comply with Section 316(b), but has not yet received final approval.

The EPA also regulates the discharge of wastewater through its effluent limitation guidelines for steam electric generating plants. In 2020, the EPA revised previous guidelines related to the discharge of certain wastewater, but allowed for extension of the compliance deadline from the end of 2023 to the end of 2025, upon approval by EGLE through the NPDES permitting process. Consumers received such an extension to 2025 for its J.H. Campbell generating facility, which it plans to retire in 2025. Consumers does not expect any adverse changes to its environmental strategy as a result of these revisions or any litigation of the guidelines.

In recent years, the EPA and the U.S. Army Corps of Engineers have proposed changes to the scope of federal jurisdiction over bodies of water and to the frequency of dual jurisdiction in states with authority to regulate the same waters; Michigan is one such state. Additionally, a final 2022 rulemaking changed the definition of "Waters of the United States." Consumers does not expect adverse changes to its environmental strategy as a result of the current interpretations.

Many of Consumers' facilities maintain NPDES permits, which are vital to the facilities' operations. Consumers applies for renewal of these permits every five years. Failure of EGLE to renew any NPDES permit, a successful appeal against a permit, a change in the interpretation or scope of NPDES permitting, or onerous terms contained in a permit could have a significant detrimental effect on the operations of a facility.

Protected Wildlife: Multiple regulations apply, or may apply, to Consumers relating to protected species and habitats.

Statutes like the federal Endangered Species Act, the Migratory Bird Treaty Act, and the Bald and Golden Eagle Protection Act may impact operations at Consumers' facilities. In 2021, the U.S. Fish and Wildlife Service announced its intent to regulate incidental take under the Migratory Bird Treaty Act. Any resulting permitting and monitoring fees and/or restrictions on operations could impact Consumers' existing and future operations, including wind and solar generation facilities.

Additionally, Consumers is monitoring proposed changes to the listing status of several species within its operational area due to an increase in wildlife-related regulatory activity at federal and state levels. A change in species listed under the Endangered Species Act may impact Consumers' costs to mitigate its impact on protected species and habitats at certain existing facilities as well as siting choices for new facilities.

Other Matters: Other electric environmental matters could have a material impact on Consumers' outlook. For additional details on other electric environmental matters, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments—Consumers Electric Utility Contingencies—Electric Environmental Matters.

Consumers Gas Utility Outlook and Uncertainties

Gas Deliveries: Consumers' gas customer deliveries are seasonal. The peak demand for natural gas typically occurs in the winter due to colder temperatures and the resulting use of natural gas as heating fuel.

Over the next five years, Consumers expects weather-normalized gas deliveries to remain stable relative to 2022. This outlook reflects the effects of energy waste reduction programs offset largely by modest growth in gas demand. Actual delivery levels will depend on:

- weather fluctuations
- use by power producers
- availability and development of renewable energy sources
- gas price changes
- Michigan's economic conditions, including population trends and housing activity
- the price or demand of competing energy sources or fuels
- energy efficiency and conservation impacts

Gas Rate Matters: Rate matters are critical to Consumers' gas utility business. For additional details on rate matters, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters and Note 3, Contingencies and Commitments.

2022 Gas Rate Case: In December 2022, Consumers filed an application with the MPSC seeking an annual rate increase of $212 million, based on a 10.25-percent authorized return on equity for the projected twelve-month period ending September 30, 2024. The filing requests authority to recover new infrastructure investment and related costs that are expected to allow Consumers to improve system safety and reliability and reduce fugitive methane emissions. Presented in the following table are the components of the requested increase in revenue:

Projected Twelve-Month Period Ending September 30		2024
Components of the requested rate increase		
Investment in rate base	$	80
Operating and maintenance costs		47
Cost of capital		63
Sales and other revenue		22
Total	$	212

The filing also seeks approval of a pension and OPEB tracker that will allow Consumers to defer for future recovery or refund pension and OPEB expense above the amounts used to set existing rates and an uncollectible deferral/refund mechanism.

Postretirement Benefits Expense Accounting Application: In January 2023, Consumers filed an application with the MPSC, requesting authority to defer the future recovery or refund of pension and OPEB expenses above or below the amounts used to set existing rates, respectively. Consumers requested this accounting treatment to begin in 2023 and to continue until rates are reset in the 2022 gas rate case.

Depreciation Rate Case: In December 2021, Consumers filed a depreciation case related to its gas utility plant property. In this case, Consumers requested a decrease in depreciation expense of $1 million annually based on December 31, 2020 balances. In September 2022, the MPSC approved a settlement agreement authorizing a decrease in depreciation expense of $29 million annually. The decrease in depreciation expense will become effective concurrent with Consumers' 2022 gas rate case.

GCR Plan: Consumers submitted its 2023-2024 GCR plan to the MPSC in December 2022 and, in accordance with its proposed plan, expects to self-implement the 2023-2024 GCR charge beginning in April 2023.

Gas Pipeline and Storage Integrity and Safety: The U.S. Department of Transportation's Pipeline and Hazardous Materials Safety Administration has published various rules that expand federal safety standards for gas transmission pipelines and underground storage facilities. Initial requirements took effect in 2020, with future regulation phases to be released over numerous years. To comply with these rules, Consumers will incur increased capital and operating and maintenance costs to install and remediate pipelines and to expand inspections, maintenance, and monitoring of its existing pipelines and storage facilities.

Although associated capital or operating and maintenance costs relating to these regulations could be material and cost recovery cannot be assured, Consumers expects to recover such costs in rates consistent with the recovery of other reasonable costs of complying with laws and regulations.

Gas Environmental Outlook: Consumers expects to incur response activity costs at a number of sites, including 23 former MGP sites. For additional details, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments—Consumers Gas Utility Contingencies—Gas Environmental Matters.

Consumers' gas operations are subject to various federal, state, and local environmental laws and regulations. Multiple environmental laws and regulations are subject to litigation. Consumers' primary environmental compliance focus includes, but is not limited to, the following matters.

Air Quality: Multiple air quality regulations apply, or may apply, to Consumers' gas utility.

In 2015, the EPA lowered the NAAQS for ozone and made it more difficult to construct or modify natural gas compressor stations and other emission sources in areas of the country that do not meet the ozone standard. In 2018, the EPA designated certain areas of Michigan as not meeting the ozone standard. Seven counties in southeastern Michigan were not in attainment with the ozone standard by a 2021 regulatory deadline, and thus may have their ozone nonattainment designations increased from marginal to moderate. The EPA also recently elevated the nonattainment status of three counties in western Michigan from marginal to moderate. Some of Consumers' compressor stations are located in these areas. Consumers expects to incur costs to retrofit equipment to lower emissions at some of its compressor stations located in the nonattainment areas.

In March 2022, the EPA proposed a revision to CSAPR that affects Michigan. This proposed rule seeks to reduce interstate air pollution transport issues that EPA modeling suggests contribute to downwind states attaining or maintaining compliance with the NAAQS for ozone. While prior CSAPR regulations have primarily focused on electric generating units, the proposed rule includes other emission sources, including engines at natural gas compressor stations. If the EPA finalizes the proposed CSAPR revision in its current form, Consumers may incur costs to retrofit or replace equipment at some compressor stations.

Greenhouse Gases: There is increasing interest at the federal, state, and local levels in potential regulation of greenhouse gases or their sources. Such regulation, if adopted, may involve requirements to reduce methane emissions from Consumers' gas utility operations and carbon dioxide emissions from customer use of natural gas. No such measures apply to Consumers at this time.

In 2020, Michigan's Governor signed an executive order creating the Michigan Healthy Climate Plan, which outlines goals for Michigan to achieve economy-wide net-zero greenhouse gas emissions and to be carbon neutral by 2050. The executive order aims for a 28-percent reduction below 2005 levels of greenhouse gas emissions by 2025. For additional details on the executive order, see Consumers Electric Utility Outlook and Uncertainties—Electric Environmental Outlook.

Under the Paris Agreement, an international agreement addressing greenhouse gas emissions, the U.S. has committed to reduce greenhouse gas emissions by 50 to 52 percent from 2005 levels by 2030. The commitment made by the U.S. is not binding without new Congressional legislation. Consumers continues to monitor these initiatives and comment as appropriate. Consumers cannot predict the impact of any potential future legislation or regulation on its gas utility.

Consumers is making voluntary efforts to reduce its gas utility's methane emissions. Under its Methane Reduction Plan, Consumers has set a goal of net-zero methane emissions from its natural gas delivery system by 2030. Consumers plans to reduce methane emissions from its system by about 80 percent by accelerating the replacement of aging pipe, rehabilitating or retiring outdated infrastructure, and adopting new technologies and practices. The remaining emissions will likely be offset by purchasing and/or producing renewable natural gas. To date, Consumers has reduced methane emissions by more than 20 percent from a 2012 baseline.

In March 2022, Consumers also announced a net-zero greenhouse gas emissions target for its entire natural gas system by 2050. This includes suppliers and customers, and has an interim goal of reducing customer emissions by 20 percent by 2030. Consumers' Natural Gas Delivery Plan, a 10-year strategic investment plan to deliver safe, reliable, clean, and affordable natural gas to customers, outlines ways in which Consumers can make early progress toward these goals in a cost-effective manner, including energy waste reduction or energy efficiency, carbon offsets, and renewable natural gas supply.

Consumers has already initiated work in these key areas, continuing to expand its energy waste reduction targets, launching a program allowing gas customers to purchase carbon offset credits on a voluntary basis, and announcing plans to begin development of a renewable natural gas facility that will capture methane from manure generated at a Michigan-based farm and convert it into renewable natural gas. Consumers is evaluating and monitoring newer technologies to determine their role in achieving Consumers' interim and long-term net-zero goals, including hydrogen, biofuels, and synthetic methane; carbon capture sequestration systems; and other innovative technologies.

Over the long term, Consumers will incorporate technological advances, policy-driven incentives, and other influencing factors into its compliance, investment planning, and decarbonization strategy in order to achieve these net-zero methane and greenhouse gas emissions goals.

NorthStar Clean Energy Outlook and Uncertainties

CMS Energy's primary focus with respect to its NorthStar Clean Energy businesses is to maximize the value of generating assets, its share of which represents 1,478 MW of capacity, and to pursue opportunities for the development of renewable generation projects.

NorthStar Clean Energy's operations may be subject to various federal, state, and local environmental laws and regulations. Multiple environmental laws and regulations are subject to litigation. NorthStar Clean Energy's primary environmental compliance focus includes, but is not limited to, the following matters.

In 2015, the EPA lowered the NAAQS for ozone and made it more difficult to construct or modify power plants and other emission sources in areas of the country that do not meet the ozone standard. In 2018, the EPA designated certain areas of Michigan as not meeting the ozone standard. Seven counties in southeastern Michigan were not in attainment with the ozone standard by a 2021 regulatory deadline, and thus may have their ozone nonattainment designations increased from marginal to moderate. The DIG plant is within one of these counties and, as a result, may be subject to additional permitting restrictions in the event of any future increase in the nonattainment designation.

In March 2022, the EPA proposed a revision to CSAPR that affects Michigan. This proposed rule seeks to reduce interstate air pollution transport issues that EPA modeling suggests contribute to downwind states attaining or maintaining compliance with the NAAQS for ozone. If the EPA finalizes the proposed CSAPR revision in its current form, NorthStar Clean Energy may incur significant costs in allowance purchases and equipment retrofits. NorthStar Clean Energy will continue to monitor this rulemaking and its impact on its emission sources.

Many of NorthStar Clean Energy's facilities maintain NPDES permits, which are vital to the facilities' operations. NorthStar Clean Energy applies for renewal of these permits every five years. Failure of EGLE to renew any NPDES permit, a successful appeal against a permit, a change in the interpretation or scope of NPDES permitting, or onerous terms contained in a permit could have a significant detrimental effect on the operations of a facility.

For additional details regarding the new ozone NAAQS or CSAPR rule, see Consumers Electric Utility Outlook and Uncertainties—Electric Environmental Outlook.

Trends, uncertainties, and other matters related to NorthStar Clean Energy that could have a material impact on CMS Energy's consolidated income, cash flows, or financial position include:

- investment in and financial benefits received from renewable energy and energy storage projects
- changes in energy and capacity prices
- severe weather events and climate change associated with increasing levels of greenhouse gases
- changes in commodity prices on certain derivative contracts that do not qualify for hedge accounting and must be marked to market through earnings
- changes in various environmental laws, regulations, principles, or practices, or in their interpretation
- indemnity obligations assumed in connection with ownership interests in facilities that involve tax equity financing
- representations, warranties, and indemnities provided by CMS Energy in connection with sales of assets
- delays or difficulties in obtaining environmental permits for facilities located in areas associated with environmental justice concerns

In March 2022, the U.S. Department of Commerce announced it is opening inquiries into whether manufacturers of solar modules that are produced in certain countries using supplies obtained from China are circumventing antidumping and countervailing duties which apply to Chinese modules. The U.S. Department of Commerce has made an initial determination that four manufacturers have circumvented tariffs. The remainder of this inquiry process is expected to continue through at least the first half of 2023. In June 2022, the Biden Administration paused for two years the imposition of duties that might result from the U.S. Department of Commerce's pending inquiries. In addition, the Uyghur Forced Labor Prevention Act, which was enacted in December 2021 and became effective in June 2022, along with an earlier withhold release order that U.S. Customs and Border Protection issued in mid-2021, restrict the importation of goods sourced from the Xinjiang region of China. Solar modules whose raw materials come from the Xinjiang region are a key focus of these import laws. CMS Energy continues to closely monitor these matters and their potential impacts on availability of solar modules and timing associated with pending and planned solar projects.

For additional details regarding NorthStar Clean Energy's uncertainties, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments—Guarantees.

Other Outlook and Uncertainties

Litigation: CMS Energy, Consumers, and certain of their subsidiaries are named as parties in various litigation matters, as well as in administrative proceedings before various courts and governmental agencies, arising in the ordinary course of business. For additional details regarding these and other legal matters, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters and Note 3, Contingencies and Commitments.

Employee Separation Program: In April 2022, CMS Energy and Consumers announced a voluntary separation program for salaried non-union employees. For the year ended December 31, 2022, CMS Energy and Consumers recorded an after-tax charge of $8 million related to the program, under which more than 170 employees accepted and were approved for early separation. As a result of the program, CMS Energy and Consumers expect to benefit from future cost savings, as employee staffing levels will be better matched to workload demand, which reflects the companies' ongoing workforce productivity improvements.

Tax Legislation: CMS Energy and Consumers are subject to changing tax laws. In August 2022, President Biden signed the Inflation Reduction Act. Among other things, this Act expands production tax credits and investment tax credits, allows for the transferability of such credits, and implements a 15-percent corporate alternative minimum tax on companies with an average adjusted financial statement income of more than $1.0 billion. While CMS Energy and Consumers are still assessing the overall impacts of the bill, they have determined they will not be subject to the corporate alternative minimum tax in 2023, and do not believe the corporate alternative minimum tax will have a material impact on their business.

Critical Accounting Policies and Estimates

The following information is important to understand CMS Energy's and Consumers' results of operations and financial condition. For additional accounting policies, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 1, Significant Accounting Policies.

In the preparation of CMS Energy's and Consumers' consolidated financial statements, estimates and assumptions are used that may affect reported amounts and disclosures. CMS Energy and Consumers use accounting estimates for asset valuations, unbilled revenue, depreciation, amortization, financial and derivative instruments, employee benefits, stock-based compensation, the effects of regulation, indemnities, contingencies, and AROs. Actual results may differ from estimated results due to changes in the regulatory environment, regulatory decisions, lawsuits, competition, and other factors. CMS Energy and Consumers consider all relevant factors in making these assessments.

Accounting for the Effects of Industry Regulation: Because Consumers has regulated operations, it uses regulatory accounting to recognize the effects of the regulators' decisions on its financial statements. Consumers continually assesses whether future recovery of its regulatory assets is probable by considering communications and experience with its regulators and changes in the regulatory environment. If Consumers determined that recovery of a regulatory asset were not probable, Consumers would be required to write off the asset and immediately recognize the expense in earnings.

Contingencies: CMS Energy and Consumers make judgments regarding the future outcome of various matters that give rise to contingent liabilities. For such matters, they record liabilities when they are considered probable and reasonably estimable, based on all available information. In particular, CMS Energy and Consumers are participating in various environmental remediation projects for which they have recorded liabilities. The recorded amounts represent estimates that may take into account such considerations as the number of sites, the anticipated scope, cost, and timing of remediation work, the available technology, applicable regulations, and the requirements of governmental authorities. For remediation projects in which the timing of estimated expenditures is considered reliably determinable, CMS Energy and Consumers record the liability at its net present value, using a discount rate equal to the interest rate on monetary assets that are essentially risk-free and have maturities comparable to that of the environmental liability. The amount recorded for any contingency may differ from actual costs incurred when the contingency is resolved. For additional details, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments.

Derivative Instruments: CMS Energy and Consumers account for certain contracts as derivative instruments. If a contract is a derivative and does not qualify for the normal purchases and sales exception, it is recorded on the consolidated balance sheets at its fair value. At CMS Energy, if the derivative is accounted for as a cash flow hedge, unrealized gains and losses from changes in the fair value of the derivative are recognized in AOCI and subsequently recognized in earnings when the hedged transactions impact earnings. If the derivative is accounted for as a fair value hedge, changes in the fair value of the derivative and changes in the fair value of the hedged item due to the hedged risk are recognized in earnings. For the FTRs at Consumers, changes in fair value are deferred as regulatory assets or liabilities.

The criteria used to determine if an instrument qualifies for derivative accounting or for an exception from derivative accounting are complex and often require judgment in application. Changes in business strategies or market conditions, as well as a requirement to apply different interpretations of the derivative accounting literature, could result in changes in accounting for a single contract or groups of contracts, which could have a material impact on CMS Energy's and Consumers' financial statements. For additional details on CMS Energy's and Consumers' derivatives and how the fair values of derivatives are determined, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 5, Fair Value Measurements.

Income Taxes: The amount of income taxes paid by CMS Energy is subject to ongoing audits by federal, state, and foreign tax authorities, which can result in proposed assessments. An estimate of the potential outcome of any uncertain tax issue is highly judgmental. CMS Energy believes adequate reserves have been provided for these exposures; however, future results may include favorable or unfavorable adjustments to the estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. Additionally, CMS Energy's judgment as to the ability to recover its deferred tax assets may change. CMS Energy believes the valuation allowances related to its deferred tax assets are adequate, but future results may include favorable or unfavorable adjustments. As a result, CMS Energy's effective tax rate may fluctuate significantly over time. For additional details, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 12, Income Taxes.

Pension and OPEB: CMS Energy and Consumers provide retirement pension benefits to certain employees under non-contributory DB Pension Plans, and they provide postretirement health and life benefits to qualifying retired employees under an OPEB Plan.

CMS Energy and Consumers record liabilities for pension and OPEB on their consolidated balance sheets at the present value of the future obligations, net of any plan assets. The calculation of the liabilities and associated expenses requires the expertise of actuaries, and requires many assumptions, including:

- life expectancies
- discount rates
- expected long-term rate of return on plan assets
- rate of compensation increases
- expected health care costs

A change in these assumptions could change significantly CMS Energy's and Consumers' recorded liabilities and associated expenses.

Presented in the following table are estimates of credits and cash contributions through 2025 for the DB Pension Plans and OPEB Plan. Actual future costs, credits, and contributions will depend on future investment performance, discount rates, and various factors related to the participants of the DB Pension Plans and OPEB Plan. CMS Energy and Consumers will, at a minimum, contribute to the plans as needed to comply with federal funding requirements.

In Millions

	DB Pension Plans			OPEB Plan		
	Credit	Contribution		Credit	Contribution	
CMS Energy, including Consumers						
2023	$ (58)	$ —		$ (76)	$ —	
2024	(64)	—		(71)	—	
2025	(63)	—		(75)	—	
Consumers[1]						
2023	$ (54)	$ —		$ (70)	$ —	
2024	(59)	—		(65)	—	
2025	(59)	—		(69)	—	

[1]   Consumers' pension and OPEB costs are recoverable through its general ratemaking process.

Lowering the expected long-term rate of return on the assets of the DB Pension Plans by 25 basis points would increase estimated pension cost for 2023 by $8 million for both CMS Energy and Consumers. Lowering the PBO discount rates by 25 basis points would decrease estimated pension cost for 2023 by $1 million for both CMS Energy and Consumers.

Pension and OPEB plan assets are accounted for and disclosed at fair value. Fair value measurements incorporate assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Development of these assumptions may require judgment.

For additional details on postretirement benefits, including the fair value measurements for the assets of the DB Pension Plans and OPEB Plan, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 10, Retirement Benefits.

Unbilled Revenues: Consumers' customers are billed monthly in cycles having billing dates that do not generally coincide with the end of a calendar month. This results in customers having received electricity or natural gas that they have not been billed for as of the month-end. Consumers estimates its unbilled revenues by applying an average billed rate to total unbilled deliveries for each customer class. Consumers records unbilled revenues as accounts receivable and accrued revenue on its consolidated balance sheet. For additional information on unbilled revenues, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 14, Revenue.

New Accounting Standards

There are no new accounting standards issued but not yet effective that are expected to have a material impact on CMS Energy's or Consumers' consolidated financial statements.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

CMS Energy and Consumers are exposed to market risks including, but not limited to, changes in interest rates, commodity prices, and investment security prices. They may enter into various risk management contracts to mitigate exposure to these risks, including swaps, options, futures, and forward contracts. CMS Energy and Consumers enter into these contracts using established policies and procedures, under the direction of an executive oversight committee consisting of certain officers and a risk committee consisting of those and other officers and business managers.

The following risk sensitivities illustrate the potential loss in fair value, cash flows, or future earnings from financial instruments, assuming a hypothetical adverse change in market rates or prices of ten percent. Potential losses could exceed the amounts shown in the sensitivity analyses if changes in market rates or prices were to exceed ten percent.

Long-Term Debt: CMS Energy and Consumers are exposed to interest-rate risk resulting from issuing fixed-rate and variable-rate debt instruments. CMS Energy and Consumers use a combination of these instruments, and may also enter into interest-rate swap agreements, in order to manage this risk and to achieve a reasonable cost of capital.

Presented in the following table is a sensitivity analysis of interest-rate risk on CMS Energy's and Consumers' debt instruments (assuming an adverse change in market interest rates of ten percent):

			In Millions	
December 31		2022		2021
Fixed-rate financing—potential loss in fair value				
CMS Energy, including Consumers	$	711	$	639
Consumers		482		402

The fair value losses in the above table could be realized only if CMS Energy and Consumers transferred all of their fixed-rate financing to other creditors. The annual earnings exposure related to variable-rate financing was immaterial for both CMS Energy and Consumers at December 31, 2022 and 2021, assuming an adverse change in market interest rates of ten percent. For additional details on financial instruments see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 6, Financial Instruments.

Item 8.   Financial Statements and Supplementary Data

Index to Financial Statements

CMS Energy Corporation
Consolidated Statements of Income

In Millions, Except Per Share Amounts

Years Ended December 31	2022	2021	2020
Operating Revenue	$ 8,596	$ 7,329	$ 6,418
Operating Expenses			
Fuel for electric generation	905	593	375
Purchased and interchange power	1,928	1,665	1,492
Purchased power – related parties	76	77	64
Cost of gas sold	1,256	735	577
Maintenance and other operating expenses	1,669	1,610	1,280
Depreciation and amortization	1,126	1,114	1,043
General taxes	412	389	357
Total operating expenses	7,372	6,183	5,188
Operating Income	1,224	1,146	1,230
Other Income (Expense)			
Non-operating retirement benefits, net	205	165	118
Other income	19	30	28
Other expense	(27)	(18)	(62)
Total other income	197	177	84
Interest Charges			
Interest on long-term debt	509	481	483
Interest expense – related parties	12	12	12
Other interest expense	—	10	12
Allowance for borrowed funds used during construction	(2)	(3)	(2)
Total interest charges	519	500	505
Income Before Income Taxes	902	823	809
Income Tax Expense	93	95	115
Income From Continuing Operations	809	728	694
Income From Discontinued Operations, Net of Tax of $1, $170, and $18	4	602	58
Net Income	813	1,330	752
Loss Attributable to Noncontrolling Interests	(24)	(23)	(3)
Net Income Attributable to CMS Energy	837	1,353	755
Preferred Stock Dividends	10	5	—
Net Income Available to Common Stockholders	$ 827	$ 1,348	$ 755

In Millions, Except Per Share Amounts

Years Ended December 31	2022	2021	2020
Basic Earnings Per Average Common Share			
Income from continuing operations per average common share available to common stockholders	$ 2.84	$ 2.58	$ 2.45
Income from discontinued operations per average common share available to common stockholders	0.01	2.08	0.20
Basic earnings per average common share	$ 2.85	$ 4.66	$ 2.65
Diluted Earnings Per Average Common Share			
Income from continuing operations per average common share available to common stockholders	$ 2.84	$ 2.58	$ 2.44
Income from discontinued operations per average common share available to common stockholders	0.01	2.08	0.20
Diluted earnings per average common share	$ 2.85	$ 4.66	$ 2.64

The accompanying notes are an integral part of these statements.

CMS Energy Corporation
Consolidated Statements of Comprehensive Income

In Millions

Years Ended December 31		2022		2021		2020
Net Income	$	813	$	1,330	$	752
Retirement Benefits Liability						
Net gain (loss) arising during the period, net of tax of $—, $6, and $(4)		1		19		(15)
Settlement arising during the period, net of tax of $— for all periods		—		1		1
Prior service credit adjustment, net of tax of $— for all periods		—		—		(1)
Amortization of net actuarial loss, net of tax of $1, $2, and $1		4		5		5
Amortization of prior service credit, net of tax of $— for all periods		(1)		(1)		(1)
Derivatives						
Unrealized gain (loss) on derivative instruments, net of tax of $1, $—, and $(2)		2		2		(4)
Reclassification adjustments included in net income, net of tax of $—, $1, and $—		1		1		2
Other Comprehensive Income (Loss)		7		27		(13)
Comprehensive Income		820		1,357		739
Comprehensive Loss Attributable to Noncontrolling Interests		(24)		(23)		(3)
Comprehensive Income Attributable to CMS Energy	$	844	$	1,380	$	742

The accompanying notes are an integral part of these statements.

(This page intentionally left blank)

CMS Energy Corporation
Consolidated Statements of Cash Flows

In Millions

Years Ended December 31	2022	2021	2020
Cash Flows from Operating Activities			
Net income	$ 813	$ 1,330	$ 752
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	1,126	1,114	1,043
Deferred income taxes and investment tax credits	89	249	170
Bad debt expense	50	22	30
Postretirement benefits contributions	(12)	(12)	(712)
Gain from sale of EnerBank	(5)	(657)	—
Other non-cash operating activities and reconciling adjustments	(93)	(70)	(15)
Net cash provided by (used in) discontinued operations	—	(111)	33
Changes in assets and liabilities			
Accounts receivable and accrued revenue	(677)	(103)	(5)
Inventories	(450)	(93)	28
Accounts payable and accrued rate refunds	4	153	56
Other current assets and liabilities	14	13	(68)
Other non-current assets and liabilities	(4)	(16)	(36)
Net cash provided by operating activities	855	1,819	1,276
Cash Flows from Investing Activities			
Capital expenditures (excludes assets placed under finance lease)	(2,374)	(2,076)	(2,311)
Net proceeds from sale of EnerBank	5	898	—
Proceeds from sale of transmission equipment	—	—	58
Net cash provided by (used in) discontinued operations	—	78	(485)
Cost to retire property and other investing activities	(107)	(133)	(129)
Net cash used in investing activities	(2,476)	(1,233)	(2,867)
Cash Flows from Financing Activities			
Proceeds from issuance of debt	1,899	335	3,179
Retirement of debt	(106)	(235)	(2,010)
Increase (decrease) in notes payable	20	—	(90)
Issuance of common stock	69	26	253
Issuance of preferred stock, net of issuance costs	—	224	—
Payment of dividends on common and preferred stock	(546)	(509)	(467)
Debt prepayment costs	—	—	(59)
Proceeds from the sale of membership interest in VIE to tax equity investor	49	—	417
Contribution from noncontrolling interest	2	1	31
Net cash provided by (used in) discontinued operations	—	(84)	416
Other financing costs	(60)	(53)	(51)
Net cash provided by (used in) financing activities	1,327	(295)	1,619

| | In Millions |
Years Ended December 31	2022	2021	2020
Net Increase (Decrease) in Cash and Cash Equivalents, Including Restricted Amounts	(294)	291	28
Cash and Cash Equivalents, Including Restricted Amounts, Beginning of Period	476	185	157
Cash and Cash Equivalents, Including Restricted Amounts, End of Period	$ 182	$ 476	$ 185
Other Cash Flow Activities and Non-cash Investing and Financing Activities			
Cash transactions			
Interest paid (net of amounts capitalized)	$ 490	$ 489	$ 549
Income taxes paid (refunds received), net	1	16	(58)
Non-cash transactions			
Capital expenditures not paid	$ 228	$ 196	$ 141

The accompanying notes are an integral part of these statements.

CMS Energy Corporation

Consolidated Balance Sheets

ASSETS

			In Millions
December 31	2022		2021
Current Assets			
Cash and cash equivalents	$ 164	$	452
Restricted cash and cash equivalents	18		24
Accounts receivable and accrued revenue, less allowance of $27 in 2022 and $20 in 2021	1,564		931
Accounts receivable – related parties	16		12
Inventories at average cost			
Gas in underground storage	840		462
Materials and supplies	212		168
Generating plant fuel stock	65		37
Deferred property taxes	384		356
Regulatory assets	57		46
Prepayments and other current assets	113		139
Total current assets	3,433		2,627
Plant, Property, and Equipment			
Plant, property, and equipment, gross	30,491		29,893
Less accumulated depreciation and amortization	8,960		8,502
Plant, property, and equipment, net	21,531		21,391
Construction work in progress	1,182		961
Total plant, property, and equipment	22,713		22,352
Other Non-current Assets			
Regulatory assets	3,595		2,259
Accounts receivable	23		30
Investments	71		71
Postretirement benefits	1,208		1,150
Other	310		264
Total other non-current assets	5,207		3,774
Total Assets	$ 31,353		$ 28,753

LIABILITIES AND EQUITY

		In Millions
December 31	2022	2021
Current Liabilities		
Current portion of long-term debt and finance leases	$ 1,099	$ 382
Notes payable	20	—
Accounts payable	928	875
Accounts payable – related parties	8	11
Accrued rate refunds	—	12
Accrued interest	122	107
Accrued taxes	538	515
Regulatory liabilities	104	146
Other current liabilities	166	156
Total current liabilities	2,985	2,204
Non-current Liabilities		
Long-term debt	13,122	12,046
Non-current portion of finance leases	68	46
Regulatory liabilities	3,796	3,802
Postretirement benefits	108	142
Asset retirement obligations	746	628
Deferred investment tax credit	129	112
Deferred income taxes	2,407	2,210
Other non-current liabilities	397	375
Total non-current liabilities	20,773	19,361
Commitments and Contingencies (Notes 2, 3, and 19)		
Equity		
Common stockholders' equity		
Common stock, authorized 350.0 shares; outstanding 291.3 shares in 2022 and 289.8 shares in 2021	3	3
Other paid-in capital	5,490	5,406
Accumulated other comprehensive loss	(52)	(59)
Retained earnings	1,350	1,057
Total common stockholders' equity	6,791	6,407
Cumulative redeemable perpetual preferred stock, Series C, authorized 9.2 depositary shares; outstanding 9.2 depositary shares in both periods	224	224
Total stockholders' equity	7,015	6,631
Noncontrolling interests	580	557
Total equity	7,595	7,188
Total Liabilities and Equity	$ 31,353	$ 28,753

The accompanying notes are an integral part of these statements.

CMS Energy Corporation
Consolidated Statements of Changes in Equity

In Millions, Except Number of Shares in Thousands and Per Share Amounts

	Number of Shares					
Years Ended December 31	2022	2021	2020	2022	2021	2020
Total Equity at Beginning of Period				$ 7,188	$ 6,077	$ 5,055
Common Stock						
At beginning and end of period				3	3	3
Other Paid-in Capital						
At beginning of period	289,758	288,940	283,864	5,406	5,365	5,113
Common stock issued	1,704	997	5,609	93	50	265
Common stock repurchased	(151)	(157)	(216)	(9)	(9)	(13)
Common stock reissued	—	—	12	—	—	1
Common stock reacquired	(43)	(22)	(329)	—	—	(1)
At end of period	291,268	289,758	288,940	5,490	5,406	5,365
Accumulated Other Comprehensive Loss						
At beginning of period				(59)	(86)	(73)
Retirement benefits liability						
At beginning of period				(56)	(80)	(69)
Net gain (loss) arising during the period				1	19	(15)
Settlement arising during the period				—	1	1
Prior service credit adjustment				—	—	(1)
Amortization of net actuarial loss				4	5	5
Amortization of prior service credit				(1)	(1)	(1)
At end of period				(52)	(56)	(80)
Derivative instruments						
At beginning of period				(3)	(6)	(4)
Unrealized gain (loss) on derivative instruments				2	2	(4)
Reclassification adjustments included in net income				1	1	2
At end of period				—	(3)	(6)
At end of period				(52)	(59)	(86)
Retained Earnings						
At beginning of period				1,057	214	(25)
Cumulative effect of change in accounting principle				—	—	(51)
Net income attributable to CMS Energy				837	1,353	755
Dividends declared on common stock				(534)	(505)	(465)
Dividends declared on preferred stock				(10)	(5)	—
At end of period				1,350	1,057	214

In Millions, Except Number of Shares in Thousands and Per Share Amounts

	Number of Shares					
Years Ended December 31	2022	2021	2020	2022	2021	2020
Cumulative Redeemable Perpetual Preferred Stock, Series C						
At beginning of period				224	—	—
Preferred stock issued, net of issuance costs				—	224	—
At end of period				224	224	—
Noncontrolling Interests						
At beginning of period				557	581	37
Impact of purchase and consolidation of VIE				—	—	101
Sale of membership interest in VIE to tax equity investor				49	—	417
Contribution from noncontrolling interest				2	1	31
Loss attributable to noncontrolling interests				(24)	(23)	(3)
Distributions and other changes in noncontrolling interests				(4)	(2)	(2)
At end of period				580	557	581
Total Equity at End of Period				$ 7,595	$ 7,188	$ 6,077
Dividends declared per common share				$ 1.8400	$ 1.7400	$ 1.6300
Dividends declared per preferred stock Series C depositary share				$ 1.0500	$ 0.5688	$ —

The accompanying notes are an integral part of these statements.

Consumers Energy Company
Consolidated Statements of Income

							In Millions
Years Ended December 31		2022		2021		2020	
Operating Revenue	$	8,151	$	7,021	$	6,189	
Operating Expenses							
Fuel for electric generation		662		463		286	
Purchased and interchange power		1,867		1,599		1,454	
Purchased power – related parties		76		77		64	
Cost of gas sold		1,243		726		568	
Maintenance and other operating expenses		1,582		1,531		1,224	
Depreciation and amortization		1,088		1,077		1,023	
General taxes		400		373		349	
Total operating expenses		6,918		5,846		4,968	
Operating Income		1,233		1,175		1,221	
Other Income (Expense)							
Non-operating retirement benefits, net		195		155		112	
Other income		17		23		19	
Other expense		(25)		(18)		(43)	
Total other income		187		160		88	
Interest Charges							
Interest on long-term debt		325		294		299	
Interest expense – related parties		12		12		12	
Other interest expense		—		8		11	
Allowance for borrowed funds used during construction		(2)		(3)		(2)	
Total interest charges		335		311		320	
Income Before Income Taxes		1,085		1,024		989	
Income Tax Expense		140		156		173	
Net Income		945		868		816	
Preferred Stock Dividends		2		2		2	
Net Income Available to Common Stockholder	$	943	$	866	$	814	

The accompanying notes are an integral part of these statements.

Consumers Energy Company
Consolidated Statements of Comprehensive Income

In Millions

Years Ended December 31		2022		2021		2020
Net Income	$	945	$	868	$	816
Retirement Benefits Liability						
Net gain (loss) arising during the period, net of tax of $5, $1, and $(3)		15		2		(9)
Amortization of net actuarial loss, net of tax of $—, $1, and $1		2		2		1
Other Comprehensive Income (Loss)		17		4		(8)
Comprehensive Income	$	962	$	872	$	808

The accompanying notes are an integral part of these statements.

Consumers Energy Company
Consolidated Statements of Cash Flows

In Millions

Years Ended December 31		2022		2021		2020
Cash Flows from Operating Activities						
Net income	$	945	$	868	$	816
Adjustments to reconcile net income to net cash provided by operating activities						
Depreciation and amortization		1,088		1,077		1,023
Deferred income taxes and investment tax credits		134		154		177
Bad debt expense		50		22		33
Postretirement benefits contributions		(9)		(9)		(690)
Other non-cash operating activities and reconciling adjustments		(87)		(64)		(30)
Changes in assets and liabilities						
Accounts and notes receivable and accrued revenue		(660)		(103)		(46)
Inventories		(447)		(90)		26
Accounts payable and accrued rate refunds		(9)		140		45
Other current assets and liabilities		18		27		(78)
Other non-current assets and liabilities		(29)		(40)		(58)
Net cash provided by operating activities		994		1,982		1,218
Cash Flows from Investing Activities						
Capital expenditures (excludes assets placed under finance lease)		(2,239)		(2,052)		(2,170)
DB SERP investment in note receivable – related party		—		—		(5)
Proceeds from sale of transmission equipment		—		—		58
Cost to retire property and other investing activities		(105)		(133)		(129)
Net cash used in investing activities		(2,344)		(2,185)		(2,246)
Cash Flows from Financing Activities						
Proceeds from issuance of debt		1,799		335		1,954
Retirement of debt		(28)		(27)		(1,086)
Increase (decrease) in notes payable		20		—		(90)
Increase (decrease) in notes payable – related parties		(317)		85		307
Stockholder contribution		685		575		650
Payment of dividends on common and preferred stock		(771)		(724)		(639)
Debt prepayment costs		—		—		(43)
Other financing costs		(22)		(32)		(18)
Net cash provided by financing activities		1,366		212		1,035
Net Increase in Cash and Cash Equivalents, Including Restricted Amounts		16		9		7
Cash and Cash Equivalents, Including Restricted Amounts, Beginning of Period		44		35		28
Cash and Cash Equivalents, Including Restricted Amounts, End of Period	$	60	$	44	$	35

	In Millions

Years Ended December 31	2022	2021	2020
Other Cash Flow Activities and Non-cash Investing and Financing Activities			
Cash transactions			
Interest paid (net of amounts capitalized)	$ 309	$ 298	$ 305
Income taxes paid (refunds received), net	(2)	(10)	51
Non-cash transactions			
Capital expenditures not paid	$ 210	$ 192	$ 130

The accompanying notes are an integral part of these statements.

Consumers Energy Company
Consolidated Balance Sheets

ASSETS

In Millions

December 31	2022	2021
Current Assets		
Cash and cash equivalents	$ 43	$ 22
Restricted cash and cash equivalents	17	22
Accounts receivable and accrued revenue, less allowance of $27 in 2022 and $20 in 2021	1,524	905
Accounts and notes receivable – related parties	10	9
Inventories at average cost		
Gas in underground storage	840	462
Materials and supplies	206	163
Generating plant fuel stock	59	33
Deferred property taxes	384	356
Regulatory assets	57	46
Prepayments and other current assets	96	103
Total current assets	3,236	2,121
Plant, Property, and Equipment		
Plant, property, and equipment, gross	29,342	28,771
Less accumulated depreciation and amortization	8,791	8,371
Plant, property, and equipment, net	20,551	20,400
Construction work in progress	994	915
Total plant, property, and equipment	21,545	21,315
Other Non-current Assets		
Regulatory assets	3,595	2,259
Accounts receivable	29	36
Accounts and notes receivable – related parties	99	102
Postretirement benefits	1,126	1,056
Other	286	251
Total other non-current assets	5,135	3,704
Total Assets	$ 29,916	$ 27,140

LIABILITIES AND EQUITY

In Millions

December 31	2022	2021
Current Liabilities		
Current portion of long-term debt and finance leases	$ 1,000	$ 374
Notes payable	20	—
Notes payable – related parties	75	392
Accounts payable	864	835
Accounts payable – related parties	15	16
Accrued rate refunds	—	12
Accrued interest	90	75
Accrued taxes	556	529
Regulatory liabilities	104	146
Other current liabilities	147	109
Total current liabilities	2,871	2,488
Non-current Liabilities		
Long-term debt	9,192	8,050
Non-current portion of finance leases	45	46
Regulatory liabilities	3,796	3,802
Postretirement benefits	79	104
Asset retirement obligations	722	605
Deferred investment tax credit	129	112
Deferred income taxes	2,585	2,340
Other non-current liabilities	342	314
Total non-current liabilities	16,890	15,373
Commitments and Contingencies (Notes 2 and 3)		
Equity		
Common stockholder's equity		
Common stock, authorized 125.0 shares; outstanding 84.1 shares in both periods	841	841
Other paid-in capital	7,284	6,599
Accumulated other comprehensive loss	(15)	(32)
Retained earnings	2,008	1,834
Total common stockholder's equity	10,118	9,242
Cumulative preferred stock, $4.50 series, authorized 7.5 shares; outstanding 0.4 shares in both periods	37	37
Total equity	10,155	9,279
Total Liabilities and Equity	$ 29,916	$ 27,140

The accompanying notes are an integral part of these statements.

Consumers Energy Company
Consolidated Statements of Changes in Equity

In Millions

Years Ended December 31	2022	2021	2020
Total Equity at Beginning of Period	$ 9,279	$ 8,556	$ 7,737
Common Stock			
At beginning and end of period	841	841	841
Other Paid-in Capital			
At beginning of period	6,599	6,024	5,374
Stockholder contribution	685	575	650
At end of period	7,284	6,599	6,024
Accumulated Other Comprehensive Loss			
At beginning of period	(32)	(36)	(28)
Retirement benefits liability			
At beginning of period	(32)	(36)	(28)
Net gain (loss) arising during the period	15	2	(9)
Amortization of net actuarial loss	2	2	1
At end of period	(15)	(32)	(36)
At end of period	(15)	(32)	(36)
Retained Earnings			
At beginning of period	1,834	1,690	1,513
Net income	945	868	816
Dividends declared on common stock	(769)	(722)	(637)
Dividends declared on preferred stock	(2)	(2)	(2)
At end of period	2,008	1,834	1,690
Cumulative Preferred Stock			
At beginning and end of period	37	37	37
Total Equity at End of Period	$ 10,155	$ 9,279	$ 8,556

The accompanying notes are an integral part of these statements.

CMS Energy Corporation
Consumers Energy Company
Notes to the Consolidated Financial Statements

1: Significant Accounting Policies

Principles of Consolidation: CMS Energy and Consumers prepare their consolidated financial statements in conformity with GAAP. CMS Energy's consolidated financial statements comprise CMS Energy, Consumers, NorthStar Clean Energy, and all other entities in which CMS Energy has a controlling financial interest or is the primary beneficiary. Consumers' consolidated financial statements comprise Consumers and all other entities in which it has a controlling financial interest. CMS Energy uses the equity method of accounting for investments in companies and partnerships that are not consolidated, where they have significant influence over operations and financial policies but are not the primary beneficiary. CMS Energy and Consumers eliminate intercompany transactions and balances.

Use of Estimates: CMS Energy and Consumers are required to make estimates using assumptions that may affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents and Restricted Cash and Cash Equivalents: Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less. Restricted cash and cash equivalents are held primarily for the repayment of securitization bonds and funds held in escrow. Cash and cash equivalents may also be restricted to pay other contractual obligations such as leasing of coal railcars. These amounts are classified as current assets since they relate to payments that could or will occur within one year.

Contingencies: CMS Energy and Consumers record estimated loss contingencies on their consolidated financial statements when it is probable that a loss has been incurred and when the amount of loss can be reasonably estimated. For environmental remediation projects in which the timing of estimated expenditures is considered reliably determinable, CMS Energy and Consumers record the liability at its net present value, using a discount rate equal to the interest rate on monetary assets that are essentially risk-free and have maturities comparable to that of the environmental liability. CMS Energy and Consumers expense legal fees as incurred; fees incurred but not yet billed are accrued based on estimates of work performed.

Debt Issuance Costs, Discounts, Premiums, and Refinancing Costs: Upon the issuance of long-term debt, CMS Energy and Consumers defer issuance costs, discounts, and premiums and amortize those amounts over the terms of the associated debt. Debt issuance costs are presented as a direct deduction from the carrying amount of long-term debt on the balance sheet. Upon the refinancing of long-term debt, Consumers, as a regulated entity, defers any remaining unamortized issuance costs, discounts, and premiums associated with the refinanced debt and amortizes those amounts over the term of the newly issued debt. For the non-regulated portions of CMS Energy's business, any remaining unamortized issuance costs, discounts, and premiums associated with extinguished debt are charged to earnings.

Derivative Instruments: In order to support ongoing operations, CMS Energy and Consumers enter into contracts for the future purchase and sale of various commodities, such as electricity, natural gas, and coal. These forward contracts are generally long-term in nature and result in physical delivery of the commodity at a contracted price. Most of these contracts are not subject to derivative accounting for one or more of the following reasons:

- they do not have a notional amount (that is, a number of units specified in a derivative instrument, such as MWh of electricity or bcf of natural gas)
- they qualify for the normal purchases and sales exception
- they cannot be net settled due in part to the absence of an active market for the commodity

Consumers also uses FTRs to manage price risk related to electricity transmission congestion. An FTR is a financial instrument that entitles its holder to receive compensation or requires its holder to remit payment for congestion-related transmission charges. Consumers accounts for FTRs as derivatives.

Additionally, CMS Energy uses interest rate swaps to manage its interest rate risk on certain long-term debt transactions.

CMS Energy and Consumers record derivative contracts that do not qualify for the normal purchases and sales exception at fair value on their consolidated balance sheets. At CMS Energy, if the derivative is accounted for as a cash flow hedge, unrealized gains and losses from changes in the fair value of the derivative are recognized in AOCI and subsequently recognized in earnings when the hedged transactions impact earnings. If the derivative is accounted for as a fair value hedge, changes in the fair value of the derivative and changes in the fair value of the hedged item due to the hedged risk are recognized in earnings. For the FTRs at Consumers, changes in fair value are deferred as regulatory assets or liabilities. For details regarding CMS Energy's and Consumers' derivative instruments recorded at fair value, see Note 5, Fair Value Measurements.

EPS: CMS Energy calculates basic and diluted EPS using the weighted-average number of shares of common stock and dilutive potential common stock outstanding during the period. Potential common stock, for purposes of determining diluted EPS, includes the effects of nonvested stock awards and forward equity sales. CMS Energy computes the effect on potential common stock using the treasury stock method. Diluted EPS excludes the impact of antidilutive securities, which are those securities resulting in an increase in EPS or a decrease in loss per share. For EPS computations, see Note 13, Earnings Per Share—CMS Energy.

Impairment of Long-Lived Assets and Equity Method Investments: CMS Energy and Consumers perform tests of impairment if certain triggering events occur that indicate the carrying amount of an asset may not be recoverable or that there has been a decline in value that may be other than temporary.

CMS Energy and Consumers evaluate long-lived assets held in use for impairment by calculating the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flows are less than the carrying amount, CMS Energy and Consumers recognize an impairment loss equal to the amount by which the carrying amount exceeds the fair value. CMS Energy and Consumers estimate the fair value of the asset using quoted market prices, market prices of similar assets, or discounted future cash flow analyses.

CMS Energy also assesses equity method investments for impairment whenever there has been a decline in value that is other than temporary. This assessment requires CMS Energy to determine the fair value of the equity method investment. CMS Energy determines fair value using valuation methodologies, including discounted cash flows, and assesses the ability of the investee to sustain an earnings capacity that justifies the carrying amount of the investment. CMS Energy records an impairment if the fair value is less than the carrying amount and the decline in value is considered to be other than temporary.

Investment Tax Credits: Consumers amortizes its investment tax credits over the life of the related property in accordance with regulatory treatment. CMS Energy's non-regulated businesses use the deferral method of accounting for investment tax credits. Under the deferral method, the book basis of the associated assets is reduced by the amount of the credit, resulting in lower depreciation expense over the life of the assets. Furthermore, the tax basis of the assets is reduced by 50 percent of the related credit, resulting in a net deferred tax asset. CMS Energy recognizes the tax benefit of this basis difference as a reduction to income tax expense in the year in which the plant reaches commercial operation.

Inventory: CMS Energy and Consumers use the weighted-average cost method for valuing working gas, recoverable base gas in underground storage facilities, and materials and supplies inventory. CMS Energy and Consumers also use this method for valuing coal inventory, and they classify these amounts as generating plant fuel stock on their consolidated balance sheets.

CMS Energy and Consumers account for RECs and emission allowances as inventory and use the weighted-average cost method to remove amounts from inventory. RECs and emission allowances are used to satisfy compliance obligations related to the generation of power. CMS Energy and Consumers classify these amounts within other assets on their consolidated balance sheets.

CMS Energy and Consumers evaluate inventory for impairment as required to ensure that its carrying value does not exceed the lower of cost or net realizable value.

MISO Transactions: MISO requires the submission of hourly day-ahead and real-time bids and offers for energy at locations across the MISO region. CMS Energy and Consumers account for MISO transactions on a net hourly basis in each of the real-time and day-ahead markets, netted across all MISO energy market locations. CMS Energy and Consumers record net hourly purchases in purchased and interchange power and net hourly sales in operating revenue on their consolidated statements of income. They record net billing adjustments upon receipt of settlement statements, record accruals for future net purchases and sales adjustments based on historical experience, and reconcile accruals to actual expenses and sales upon receipt of settlement statements.

Property Taxes: Property taxes are based on the taxable value of CMS Energy's and Consumers' real and personal property assessed by local taxing authorities. CMS Energy and Consumers record property tax expense over the fiscal year of the taxing authority for which the taxes are levied. The deferred property tax balance represents the amount of CMS Energy's and Consumers' accrued property tax that will be recognized over future governmental fiscal periods.

Reclassifications: CMS Energy and Consumers have reclassified certain prior period amounts to conform to the presentation in the present period. The most significant of these reclassifications is related to CMS Energy's sale of EnerBank to Regions Bank in October 2021. EnerBank's results of operations through the date of the sale are presented as income from discontinued operations on CMS Energy's consolidated statements of income for the years ended December 31, 2021 and 2020. For information regarding the sale of EnerBank, see Note 19, Exit Activities and Discontinued Operations.

CMS Energy and Consumers also reclassified certain prior period amounts relating to postretirement benefits. The asset balances for postretirement benefits are presented discretely within other non-current assets on CMS Energy's and Consumers' consolidated balance sheets for the years ended December 31, 2022 and 2021.

Renewable Energy Grant: In 2013, Consumers received a renewable energy cash grant for Lake Winds® Energy Park under Section 1603 of the American Recovery and Reinvestment Tax Act of 2009. Upon receipt of the grant, Consumers recorded a regulatory liability, which Consumers is amortizing over the life of Lake Winds® Energy Park. Consumers presents the amortization as a reduction to maintenance and other operating expenses on its consolidated statements of income. Consumers recorded the deferred income taxes related to the grant as a reduction of the book basis of Lake Winds® Energy Park.

Other: For additional accounting policies, see:

- Note 7, Plant, Property, and Equipment
- Note 8, Leases
- Note 9, Asset Retirement Obligations
- Note 10, Retirement Benefits
- Note 12, Income Taxes
- Note 13, Earnings Per Share—CMS Energy
- Note 14, Revenue
- Note 18, Variable Interest Entities

2:   Regulatory Matters

Regulatory matters are critical to Consumers. The Michigan Attorney General, ABATE, the MPSC Staff, residential customer advocacy groups, environmental organizations, and certain other parties typically participate in MPSC proceedings concerning Consumers, such as Consumers' rate cases and PSCR and GCR processes. These parties often challenge various aspects of those proceedings, including the prudence of Consumers' policies and practices, and seek cost disallowances and other relief. The parties also have appealed significant MPSC orders. Depending upon the specific issues, the outcomes of rate cases and proceedings, including judicial proceedings challenging MPSC orders or other actions, could negatively affect CMS Energy's and Consumers' liquidity, financial condition, and results of operations. Consumers cannot predict the outcome of these proceedings.

There are multiple appeals pending that involve various issues concerning cost recovery from customers, the MPSC's authority to approve voluntary revenue refunds, and other matters. Consumers is unable to predict the outcome of these appeals.

Regulatory Assets and Liabilities

Consumers is subject to the actions of the MPSC and FERC and therefore prepares its consolidated financial statements in accordance with the provisions of regulatory accounting. A utility must apply regulatory accounting when its rates are designed to recover specific costs of providing regulated services. Under regulatory accounting, Consumers records regulatory assets or liabilities for certain transactions that would have been treated as expense or revenue by non-regulated businesses.

Presented in the following table are the regulatory assets and liabilities on Consumers' consolidated balance sheets:

In Millions

December 31	End of Recovery or Refund Period	2022	2021
Regulatory assets			
Current			
Energy waste reduction plan incentive[1]	2023	$ 47	$ 42
Other	2023	10	4
Total current regulatory assets		$ 57	$ 46
Non-current			
Costs of coal-fueled electric generating units to be retired[2]	various	$ 1,960	$ 678
Postretirement benefits[3]	various	856	837
ARO[4]	various	281	247
Securitized costs[2]	2029	165	193
MGP sites[4]	various	108	112
Unamortized loss on reacquired debt[4]	various	100	104
Energy waste reduction plan incentive[1]	2024	55	46
Retention incentive program[4]	various	31	7
Demand response program[4]	various	12	10
Energy waste reduction plan[4]	various	10	13
Other	various	17	12
Total non-current regulatory assets		$ 3,595	$ 2,259
Total regulatory assets		$ 3,652	$ 2,305
Regulatory liabilities			
Current			
Income taxes, net	2023	$ 48	$ 138
Reserve for customer refunds	2023	47	2
Other	2023	9	6
Total current regulatory liabilities		$ 104	$ 146
Non-current			
Cost of removal	various	$ 2,426	$ 2,375
Income taxes, net	various	1,267	1,297
Renewable energy grant	2043	45	47
Renewable energy plan	2028	32	13
Demand response program	various	12	7
Energy waste reduction plan	various	6	—
Postretirement benefits	various	—	54
Other	various	8	9
Total non-current regulatory liabilities		$ 3,796	$ 3,802
Total regulatory liabilities		$ 3,900	$ 3,948

[1]   These regulatory assets have arisen from an alternative revenue program and are not associated with incurred costs or capital investments. Therefore, the MPSC has provided for recovery without a return.

[2]   The MPSC has provided a specific return on these regulatory assets.

This regulatory asset is included in rate base, thereby providing a return.

These regulatory assets represent incurred costs for which the MPSC has provided recovery without a return on investment.

Regulatory Assets

Energy Waste Reduction Plan Incentive: The energy waste reduction incentive mechanism provides a financial incentive if the energy savings of Consumers' customers exceed annual targets established by the MPSC. Consumers accounts for this program as an alternative-revenue program that meets the criteria for recognizing revenue related to the incentive as soon as energy savings exceed the annual targets established by the MPSC.

In October 2022, the MPSC approved a settlement agreement authorizing Consumers to collect $46 million during 2023 as an incentive for exceeding its statutory savings targets in 2021. Consumers recognized incentive revenue under this program of $46 million in 2021.

Consumers also exceeded its statutory savings targets in 2022, achieved certain other goals, and will request the MPSC's approval to collect $55 million, the maximum performance incentive, in the energy waste reduction reconciliation to be filed in May 2023. Consumers recognized incentive revenue under this program of $55 million in 2022.

Costs of Coal-fueled Electric Generating Units to be Retired: In 2019, the MPSC approved the settlement agreement reached in Consumers' 2018 IRP, under which Consumers will retire the D.E. Karn coal-fueled electric generating units in 2023. Under Michigan law, electric utilities have been permitted to use highly rated, low-cost securitization bonds to finance the recovery of qualified costs. In 2019, Consumers removed from total plant, property, and equipment an amount representing the projected remaining book value of the two coal-fueled electric generating units upon their retirement, and recorded it as a regulatory asset. In 2020, the MPSC issued a securitization financing order authorizing Consumers to issue securitization bonds in order to finance the recovery of the remaining book value of the two coal-fueled electric generating units upon their retirement. Until securitization, the book value of the generating units will remain in rate base and receive full regulatory returns in general rate cases.

In June 2022, the MPSC approved the settlement agreement reached in Consumers' 2021 IRP, under which Consumers plans to retire the J.H. Campbell coal-fueled generating units in 2025. Under the 2021 IRP, upon the units' retirement, Consumers will receive regulatory asset treatment to recover their remaining book value, as well as a 9.0-percent return on equity, over their original design lives. Until retirement, the book value of the generating units will remain in rate base and receive full regulatory returns in general rate cases.

In June 2022, Consumers removed from total plant, property, and equipment an amount of $1.3 billion, representing the projected remaining book value of the electric generating units upon their retirement, and recorded it as a non-current regulatory asset on its consolidated balance sheets.

Postretirement Benefits: As part of the ratemaking process, the MPSC allows Consumers to recover the costs of postretirement benefits. Accordingly, Consumers defers the net impact of actuarial losses and gains, prior service costs and credits, and settlements associated with postretirement benefits as a regulatory asset or liability. The asset or liability will decrease as the deferred items are amortized and recognized as components of net periodic benefit cost. For details about settlements and the amortization periods, see Note 10, Retirement Benefits.

ARO: The recovery of the underlying asset investments and related removal and monitoring costs of recorded AROs is approved by the MPSC in depreciation rate cases. Consumers records a regulatory asset and a regulatory liability for timing differences between the recognition of AROs for financial reporting purposes and the recovery of these costs from customers. The recovery period approximates the useful life of the assets to be removed.

Securitized Costs: In 2013, the MPSC issued a securitization financing order authorizing Consumers to issue securitization bonds in order to finance the recovery of the remaining book value of seven smaller coal-fueled electric generating units that Consumers retired in 2016 and three smaller natural gas-fueled electric generating units that Consumers retired in 2015. Upon receipt of the MPSC's order, Consumers removed the book value of the ten units from plant, property, and equipment and recorded this amount as a regulatory asset. Consumers is amortizing the regulatory asset over the life of the related securitization bonds, which it issued through a subsidiary in 2014. For additional details regarding the securitization bonds, see Note 4, Financings and Capitalization.

MGP Sites: Consumers is incurring environmental remediation and other response activity costs at 23 former MGP facilities. The MPSC allows Consumers to recover from its natural gas customers over a ten-year period the costs incurred to remediate the MGP sites.

Unamortized Loss on Reacquired Debt: Under regulatory accounting, any unamortized discount, premium, or expense related to debt redeemed with the proceeds of new debt is capitalized and amortized over the life of the new debt.

Retention Incentive Program: To ensure necessary staffing at the D.E. Karn and J.H. Campbell generating complexes through the anticipated retirement of the coal-fueled generating units, Consumers has established retention incentive programs. In 2020, the MPSC approved deferred accounting treatment for the retention and severance costs incurred under the D.E. Karn program, and Consumers began deferring these costs as a regulatory asset in 2021. In addition, under the 2021 IRP, the MPSC approved deferred accounting treatment for the retention and severance costs incurred under the J.H. Campbell program during 2022; deferral of costs beyond 2022 was approved as part of the 2022 electric rate case settlement. For additional details regarding the retention incentive program, see Note 19, Exit Activities and Discontinued Operations.

Demand Response Program: In Consumers' 2018 IRP and general rate cases, the MPSC has approved the recovery of demand response costs. Consumers annually files a reconciliation with the MPSC to review actual demand response costs against amounts approved. The amount of spending incurred in excess of amounts included in rates for recovery is recorded as a regulatory asset and amortized when it is collected from customers. The amount included in rates for recovery in excess of spending incurred is recorded as a regulatory liability to be refunded to customers.

Energy Waste Reduction Plan: The MPSC allows Consumers to collect surcharges from customers to fund its energy waste reduction plan. The amount of spending incurred in excess of surcharges collected is recorded as a regulatory asset and amortized as surcharges are collected from customers over the plan period. The amount of surcharges collected in excess of spending incurred is recorded as a regulatory liability and amortized as costs are incurred.

Regulatory Liabilities

Income Taxes, Net: Consumers records regulatory assets and liabilities to reflect the difference between deferred income taxes recognized for financial reporting purposes and amounts previously reflected in Consumers' rates. This net balance will decrease over the remaining life of the related temporary differences and flow through income tax expense. The majority of the net regulatory liability recorded related to income taxes is associated with plant assets that are subject to normalization, which is governed by the Internal Revenue Code, and will be returned to customers over the remaining book life of the related plant assets. For additional details on deferred income taxes, see Note 12, Income Taxes.

Reserve for Customer Refunds: In December 2022, the MPSC issued an order authorizing Consumers to refund $22 million voluntarily to utility customers. In January 2023, Consumers submitted a filing proposing that the refund take the form of incremental funding to cover the cost of, and return on, certain distribution capital investments above amounts included in rates and contributions to programs that assist vulnerable customers.

Additionally, in the settlement of its 2022 electric rate case, Consumers agreed to refund voluntarily $15 million of 2022 revenues to utility customers through a one-time bill credit and to fund $10 million in contributions to programs that directly assist vulnerable customers with utility bills.

Cost of Removal: The MPSC allows Consumers to collect amounts from customers to fund future asset removal activities. This regulatory liability is reduced as costs are incurred to remove the assets at the end of their useful lives.

Renewable Energy Grant: In 2013, Consumers received a $69 million renewable energy grant for Lake Winds® Energy Park, which began operations in 2012. This grant reduces Consumers' cost of complying with Michigan's renewable portfolio standard and, accordingly, reduces the overall renewable energy surcharge to be collected from customers. The regulatory liability recorded for the grant will be amortized over the life of Lake Winds® Energy Park.

Renewable Energy Plan: Consumers has collected surcharges to fund its renewable energy plan. Amounts not yet spent under the plan are recorded as a regulatory liability, which is amortized as incremental costs are incurred to operate and depreciate Consumers' renewable generation facilities and to purchase RECs under renewable energy purchase agreements. Incremental costs represent costs incurred in excess of amounts recovered through the PSCR process.

Consumers Electric Utility

2021 Electric Rate Case: In December 2021, the MPSC issued a final order in Consumers' 2021 electric rate case, disallowing cost recovery for fleet assets and certain other categories of recently completed capital expenditures incurred by Consumers. As a result, Consumers impaired certain of these capital expenditures, a portion of which were held by the gas utility, and recorded impairment charges totaling $45 million within maintenance and other operating expenses on its consolidated statements of income for the year ended December 31, 2021.

2022 Electric Rate Case: In April 2022, Consumers filed an application with the MPSC seeking a rate increase of $272 million, based on a 10.25-percent authorized return on equity for the projected twelve-month period ending December 31, 2023. In September 2022, Consumers revised its requested increase to $292 million. The filing requested authority to recover future investments associated with distribution system reliability, solar generation, environmental compliance, and enhanced technology.

In January 2023, the MPSC approved a settlement agreement authorizing an annual rate increase of $155 million, based on a 9.9-percent authorized return on equity. The MPSC also approved a surcharge for the recovery of $6 million of depreciation, property tax, and interest expense related to distribution investments made in 2021 that exceeded what was authorized in rates in accordance with the December 2020 electric rate order. Additionally, the approved settlement provides for the following:

- a pension and OPEB tracker that will allow Consumers to defer the future recovery or refund of pension and OPEB expenses above or below the amounts used to set existing rates, respectively
- a refund of $15 million of 2022 revenues to utility customers through a one-time bill credit
- a commitment to fund $10 million in contributions to programs that directly assist vulnerable customers with utility bills
- deferred accounting treatment for depreciation and property tax expense as well as the debt component of the overall rate of return for distribution-related capital investments exceeding a certain threshold amount
- an increase to the distributed generation cap from two percent to four percent on Consumers' system

There were no direct disallowances of historical capital expenditures within the approved settlement agreement. The new rates became effective January 20, 2023.

Voluntary Radio Tower Asset Sale Gain Share: In May 2022, Consumers completed a sale of various radio tower assets. In June 2022, Consumers filed an application with the MPSC requesting approval to share voluntarily half of the gain from the sale with its electric and gas utility customers; this application was approved by the MPSC in October 2022. During 2022, Consumers shared two-thirds with electric customers through additional spending for tree trimming and one-third with gas customers through a donation to nonprofit agencies that provide customer energy bill assistance.

Consumers Gas Utility

2021 Gas Rate Case: In December 2021, Consumers filed an application with the MPSC seeking an annual rate increase of $278 million, based on a 10.5-percent authorized return on equity for the projected twelve-month period ending September 30, 2023. In April 2022, Consumers reduced its requested annual rate increase to $233 million, based on a 10.25-percent authorized return on equity. In July 2022, the MPSC approved a settlement agreement authorizing an annual rate increase of $170 million, based on a 9.9-percent authorized return on equity, effective October 1, 2022. The MPSC also approved the continuation of a revenue decoupling mechanism, which annually reconciles Consumers' actual weather-normalized non-fuel revenues with the revenues approved.

Power Supply Cost Recovery and Gas Cost Recovery

The PSCR and GCR ratemaking processes are designed to allow Consumers to recover all of its power supply and purchased natural gas costs if incurred under reasonable and prudent policies and practices. The MPSC reviews these costs, policies, and practices in annual plan and reconciliation proceedings. Consumers adjusts its PSCR and GCR billing charges monthly, subject to ceiling factor limitations, in order to minimize the underrecovery or overrecovery amount in the annual reconciliations. Underrecoveries represent probable future revenues that will be recovered from customers; overrecoveries represent previously collected revenues that will be refunded to customers.

Presented in the following table are the assets and liabilities for PSCR and GCR underrecoveries and overrecoveries reflected on Consumers' consolidated balance sheets:

			In Millions
December 31		2022	2021
Assets			
PSCR underrecoveries	$	401	$ —
GCR underrecoveries		8	25
Accounts receivable and accrued revenue	$	409	$ 25
Liabilities			
PSCR overrecoveries	$	—	$ 12
Accrued rate refunds	$	—	$ 12

Due to spikes in fuel prices during 2022, the cost of electric generation increased, resulting in higher market prices for electricity. Accordingly, Consumers' power supply costs for 2022 were significantly higher than those projected in its 2022 PSCR plan. Consumers included a projection of its full-year 2022 underrecovery in the 2023 PSCR plan filed with the MPSC in September 2022. In January 2023, Consumers filed a motion for a temporary order in its 2023 PSCR plan, requesting that the MPSC approve only a third of the 2022 underrecovery amount for recovery in 2023, with the remaining amount to be recovered equally during 2024 and 2025. Recovering the 2022 underrecovery over three years will provide immediate relief to electric customers, and the financial impact will be neutral to Consumers' earnings.

PSCR Plans and Reconciliations: In August 2022, the MPSC issued an order in Consumers' 2020 PSCR reconciliation, authorizing recovery of $1.8 billion of power costs and authorizing Consumers to reflect in its 2021 PSCR reconciliation the underrecovery of $1 million. In its order, the MPSC disallowed the recovery of $1 million of replacement power costs associated with an extended outage at Ludington. Consumers filed an appeal of the MPSC's order with the Michigan Court of Appeals in September 2022.

In March 2022, Consumers filed its 2021 PSCR reconciliation, requesting full recovery of $2.1 billion of power costs and authorization to reflect in its 2022 PSCR reconciliation the overrecovery of $8 million.

Consumers submitted its 2022 PSCR plan to the MPSC in September 2021 and self-implemented its proposed 2022 PSCR charge in January 2022.

GCR Plans and Reconciliations: In April 2022, the MPSC approved a settlement agreement in Consumers' 2020-2021 GCR reconciliation, authorizing recovery of $0.4 billion of gas costs and authorizing Consumers to reflect in its 2021-2022 GCR reconciliation the overrecovery of $2 million.

In June 2022, Consumers filed its 2021-2022 GCR reconciliation, requesting full recovery of $0.7 billion of gas costs and authorization to reflect in its 2022-2023 GCR reconciliation the underrecovery of $9 million.

Consumers submitted its 2022-2023 GCR plan to the MPSC in December 2021 and self-implemented its proposed 2022-2023 GCR charge in April 2022. In June 2022, Consumers filed with the MPSC a revised GCR plan requesting an increase to the GCR factor due to rising natural gas prices. Consumers self-implemented that increased factor in October 2022.

3: Contingencies and Commitments

CMS Energy and Consumers are involved in various matters that give rise to contingent liabilities. Depending on the specific issues, the resolution of these contingencies could negatively affect CMS Energy's and Consumers' liquidity, financial condition, and results of operations. In their disclosures of these matters, CMS Energy and Consumers provide an estimate of the possible loss or range of loss when such an estimate can be made. Disclosures stating that CMS Energy or Consumers cannot predict the outcome of a matter indicate that they are unable to estimate a possible loss or range of loss for the matter.

CMS Energy Contingencies

Bay Harbor: CMS Land retained environmental remediation obligations for the collection and treatment of leachate at Bay Harbor after selling its interests in the development in 2002. Leachate is produced when water enters into cement kiln dust piles left over from former cement plant operations at the site. In 2012, CMS Land and EGLE finalized an agreement establishing the final remedies and the future water quality criteria at the site. CMS Land completed all construction necessary to implement the remedies required by the agreement and will continue to maintain and operate a system to discharge treated leachate into Little Traverse Bay under an NPDES permit, which was renewed in January 2022 and is valid through 2025.

At December 31, 2022, CMS Energy had a recorded liability of $45 million for its remaining obligations for environmental remediation. CMS Energy calculated this liability based on discounted projected costs, using a discount rate of 4.34 percent and an inflation rate of one percent on annual operating and maintenance costs. The undiscounted amount of the remaining obligation is $57 million. CMS Energy expects to pay the following amounts for long-term leachate disposal and operating and maintenance costs in each of the next five years:

									In Millions	
	2023		2024		2025		2026		2027	
CMS Energy										
Long-term leachate disposal and operating and maintenance costs	$	4	$	4	$	4	$	4	$	4

CMS Energy's estimate of response activity costs and the timing of expenditures could change if there are changes in circumstances or assumptions used in calculating the liability. Although a liability for its present estimate of remaining response activity costs has been recorded, CMS Energy cannot predict the ultimate financial impact or outcome of this matter.

Consumers Electric Utility Contingencies

Electric Environmental Matters: Consumers' operations are subject to environmental laws and regulations. Historically, Consumers has generally been able to recover, in customer rates, the costs to operate its facilities in compliance with these laws and regulations.

Cleanup and Solid Waste: Consumers expects to incur remediation and other response activity costs at a number of sites under NREPA. Consumers believes that these costs should be recoverable in rates, but cannot guarantee that outcome. Consumers estimates its liability for NREPA sites for which it can estimate a range of loss to be between $2 million and $4 million. At December 31, 2022, Consumers had a recorded liability of $2 million, the minimum amount in the range of its estimated probable NREPA liability, as no amount in the range was considered a better estimate than any other amount.

Consumers is a potentially responsible party at a number of contaminated sites administered under CERCLA. CERCLA liability is joint and several. In 2010, Consumers received official notification from the EPA that identified Consumers as a potentially responsible party for cleanup of PCBs at the Kalamazoo River CERCLA site. The notification claimed that the EPA had reason to believe that Consumers disposed of PCBs and arranged for the disposal and treatment of PCB-containing materials at portions of the site. In 2011, Consumers received a follow-up letter from the EPA requesting that Consumers agree to participate in a removal action plan along with several other companies for an area of lower Portage Creek, which is connected to the Kalamazoo River. All parties asked to participate in the removal action plan, including Consumers, declined to accept liability. Until further information is received from the EPA, Consumers is unable to estimate a range of potential liability for cleanup of the river.

Based on its experience, Consumers estimates its share of the total liability for known CERCLA sites to be between $3 million and $8 million. Various factors, including the number and creditworthiness of potentially responsible parties involved with each site, affect Consumers' share of the total liability. At December 31, 2022, Consumers had a recorded liability of $3 million for its share of the total liability at these sites, the minimum amount in the range of its estimated probable CERCLA liability, as no amount in the range was considered a better estimate than any other amount.

The timing of payments related to Consumers' remediation and other response activities at its CERCLA and NREPA sites is uncertain. Consumers periodically reviews these cost estimates. A change in the underlying assumptions, such as an increase in the number of sites, different remediation techniques, the nature and extent of contamination, and legal and regulatory requirements, could affect its estimates of NREPA and CERCLA liability.

Ludington PCB: In 1998, during routine maintenance activities, Consumers identified PCB as a component in certain paint, grout, and sealant materials at Ludington. Consumers removed part of the PCB material and replaced it with non-PCB material. Consumers has had several communications with the EPA regarding this matter, but cannot predict the financial impact or outcome.

Ludington Plant Overhaul Contract Dispute: Consumers and DTE Electric, co-owners of Ludington, are parties to a 2010 engineering, procurement, and construction contract with TAES, under which TAES is charged with performing a major overhaul and upgrade of Ludington. TAES' performance has been unsatisfactory and resulted in overhaul project delays. Consumers and DTE Electric have demanded that TAES provide a comprehensive plan to resolve quality control concerns, including adherence to its warranty commitments and other contractual obligations. Consumers and DTE Electric have taken extensive efforts to resolve these issues with TAES, including a formal demand to TAES' parent, Toshiba Corporation, a non-affiliated company, under a parent guaranty it provided in the contract. TAES has not provided a comprehensive plan or otherwise met its performance obligations.

In order to enforce the contract, Consumers and DTE Electric filed a complaint against TAES and Toshiba Corporation in the U.S. District Court for the Eastern District of Michigan in April 2022. In June 2022, TAES and Toshiba Corporation filed a motion to dismiss the complaint, along with an answer and counterclaims seeking approximately $15 million in damages related to payments allegedly owed under the parties' contract. As a co-owner of Ludington, Consumers would be liable for 51 percent of any such damages. In September 2022, the court denied the motion to dismiss filed by TAES and Toshiba Corporation. Consumers believes the counterclaims are without merit, but cannot predict the financial impact or outcome of this matter. An unfavorable outcome could have a material adverse effect on CMS Energy's and Consumers' financial condition, results of operations, or liquidity.

In November 2022, Consumers and DTE Electric jointly filed an application with the MPSC, requesting authority to defer as a regulatory asset the costs associated with repairing or replacing the defective work performed by TAES while the litigation with TAES and Toshiba Corporation moves forward; such costs would be offset by potential future litigation proceeds received from TAES or Toshiba Corporation. If this application is approved by the MPSC, Consumers and DTE Electric will have the opportunity to seek appropriate recovery and ratemaking treatment for amounts recorded as a regulatory asset following resolution of the litigation.

J.H. Campbell 3 Plant Retirement Contract Dispute: In May 2022, Consumers filed a complaint against Wolverine Power Supply Cooperative, Inc. in the Ottawa County Circuit Court and requested a ruling that Consumers has sole authority to decide to retire the J.H. Campbell 3 coal-fueled generating unit under the unit's Joint Ownership and Operating Agreement. In July 2022, Wolverine Power Supply Cooperative, Inc. filed an answer, affirmative defenses, and a counterclaim seeking approximately $37 million in damages allegedly caused by Consumers' decision to retire the unit before the end of its useful life. In July 2022, Consumers filed a motion for summary disposition, which was heard in August 2022. In October 2022, the state circuit court judge found that Consumers may, in its sole discretion, retire the J.H. Campbell 3 coal-fueled generating unit, provided that Consumers continues to operate and make necessary improvements to the unit while the litigation concerning Wolverine Power Supply Cooperative, Inc.'s claim for damages is pending. Consumers believes Wolverine Power Supply Cooperative, Inc.'s claim has no merit, but cannot predict the final impact or outcome on this matter. An unfavorable outcome could have a material adverse effect on CMS Energy's and Consumers' financial condition, results of operations, or liquidity.

Consumers Gas Utility Contingencies

Gas Environmental Matters: Consumers expects to incur remediation and other response activity costs at a number of sites under NREPA. These sites include 23 former MGP facilities. Consumers operated the facilities on these sites for some part of their operating lives. For some of these sites, Consumers has no present ownership interest or may own only a portion of the original site.

At December 31, 2022, Consumers had a recorded liability of $62 million for its remaining obligations for these sites. This amount represents the present value of long-term projected costs, using a discount rate of 2.57 percent and an inflation rate of 2.5 percent. The undiscounted amount of the remaining obligation is $67 million. Consumers expects to pay the following amounts for remediation and other response activity costs in each of the next five years:

										In Millions
	2023		2024		2025		2026		2027	
Consumers										
Remediation and other response activity costs	$	5	$	11	$	31	$	6	$	1

Consumers periodically reviews these cost estimates. Any significant change in the underlying assumptions, such as an increase in the number of sites, changes in remediation techniques, or legal and regulatory requirements, could affect Consumers' estimates of annual response activity costs and the MGP liability.

Pursuant to orders issued by the MPSC, Consumers defers its MGP-related remediation costs and recovers them from its customers over a ten-year period. At December 31, 2022, Consumers had a regulatory asset of $108 million related to the MGP sites.

Consumers estimates that its liability to perform remediation and other response activities at NREPA sites other than the MGP sites could reach $3 million. At December 31, 2022, Consumers had a recorded liability of less than $1 million, the minimum amount in the range of its estimated probable liability, as no amount in the range was considered a better estimate than any other amount.

Ray Compressor Station: On January 30, 2019, Consumers experienced a fire at the Ray Compressor Station, which resulted in the Ray Storage Field being off-line or operating at significantly reduced capacity, which negatively affected Consumers' natural gas supply and delivery capacity. This incident, which occurred during the extreme polar vortex weather condition, required Consumers to request voluntary reductions in customer load, to implement contingency gas supply purchases, and to implement a curtailment of natural gas deliveries for industrial and large commercial customers pursuant to Consumers' MPSC curtailment tariff. The curtailment and request for voluntary reductions of customer loads were canceled as of midnight, February 1, 2019. Consumers investigated the cause of the incident, and filed a report on the incident with the MPSC in April 2019. In response, the MPSC issued an order in July 2019, directing Consumers to file additional reports regarding the incident and to include detail of the resulting costs in a future rate proceeding. The compressor station is presently operating at full capacity.

In September 2020, the MPSC disallowed the recovery of $7 million in incremental gas purchases related to the fire. In February 2021, after the MPSC denied Consumers' petition for rehearing challenging this disallowance, Consumers filed an appeal with the Michigan Court of Appeals. In December 2022, the Michigan Court of Appeals issued a decision rejecting Consumers' appeal. Consumers plans to file an application for leave to appeal with the Michigan Supreme Court in February 2023.

In December 2021, Consumers filed a gas rate case with the MPSC that included a request for recovery of the capital expenditures incurred to restore and modify the compressor station. Consumers incurred capital expenditures of $17 million during 2020 and 2021 to restore and modify the compressor station.

During 2022, Consumers received insurance proceeds of $13 million, representing recovery of costs incurred to restore the compressor station and incremental gas purchases related to the fire. Consumers had recognized the insurance recovery during 2021.

In June 2022, Consumers, the MPSC Staff, and other intervenors reached a settlement of the gas rate case and the MPSC approved it in July 2022. As a part of the settlement agreement, Consumers agreed, at this time, to not seek recovery of the capital expenditures, net of insurance proceeds, related to restoring and modifying the Ray Compressor Station. As a result, Consumers recorded an impairment charge of $10 million within maintenance and other operating expenses on its consolidated statements of income in 2022.

Guarantees

Presented in the following table are CMS Energy's and Consumers' guarantees at December 31, 2022:

							In Millions
Guarantee Description	Issue Date	Expiration Date		Maximum Obligation		Carrying Amount	
CMS Energy, including Consumers							
Indemnity obligations from sale of membership interests in VIEs[1]	various	indefinite	$	325	$		—
Indemnity obligations from stock and asset sale agreements[2]	various	indefinite		226			3
Guarantee[3]	2011	indefinite		30			—
Consumers							
Guarantee[3]	2011	indefinite	$	30	$		—

[1] These obligations arose from the sale of membership interests in NWO Holdco and Aviator Wind to tax equity investors. NorthStar Clean Energy provided certain indemnity obligations that protect the tax equity investors against losses incurred as a result of breaches of representations and warranties under the associated limited liability company agreements. These obligations are generally capped at an amount equal to the tax equity investor's capital contributions plus a specified return, less any distributions and tax benefits it receives, in connection with its membership interest. For any indemnity obligations related to Aviator Wind, NorthStar Clean Energy would recover 49 percent of any amounts paid to the tax equity investor from the other owner of Aviator Wind Equity Holdings. Additionally, Aviator Wind holds insurance coverage that would partially protect against losses incurred as a result of certain failures to qualify for production tax credits. For further details on NorthStar Clean Energy's ownership interest in NWO Holdco and Aviator Wind, see Note 18, Variable Interest Entities.

[2] These obligations arose from stock and asset sale agreements under which CMS Energy or a subsidiary of CMS Energy indemnified the purchaser for losses resulting from various matters, including claims related to taxes and breaches of representations and warranties. The maximum obligation amount is mostly related to an Equatorial Guinea tax claim and an indemnity provided in connection with the sale of EnerBank to Regions Bank. For further details on the sale, see Note 19, Exit Activities and Discontinued Operations.

[3] This obligation comprises a guarantee provided by Consumers to the U.S. Department of Energy in connection with a settlement agreement regarding damages resulting from the department's failure to accept spent nuclear fuel from nuclear power plants formerly owned by Consumers.

Additionally, in the normal course of business, CMS Energy, Consumers, and certain other subsidiaries of CMS Energy have entered into various agreements containing tax and other indemnity provisions for which they are unable to estimate the maximum potential obligation. CMS Energy and Consumers consider the likelihood that they would be required to perform or incur substantial losses related to these indemnities and those disclosed in the table to be remote.

Other Contingencies

In addition to the matters disclosed in this Note and Note 2, Regulatory Matters, there are certain other lawsuits and administrative proceedings before various courts and governmental agencies, as well as unasserted claims that may result in such proceedings, arising in the ordinary course of business to which CMS Energy, Consumers, and certain other subsidiaries of CMS Energy are parties. These other lawsuits, proceedings, and unasserted claims may involve personal injury, property damage, contracts, environmental matters, federal and state taxes, rates, licensing, employment, and other matters. Further,

CMS Energy and Consumers occasionally self-report certain regulatory non-compliance matters that may or may not eventually result in administrative proceedings. CMS Energy and Consumers believe that the outcome of any one of these proceedings and potential claims will not have a material negative effect on their consolidated results of operations, financial condition, or liquidity.

Contractual Commitments

Purchase Obligations: Purchase obligations arise from long-term contracts for the purchase of commodities and related services, plant purchase commitments, and construction and service agreements. The commodities and related services include long-term PPAs, natural gas and associated transportation, and coal and associated transportation. Related-party PPAs are between Consumers and certain affiliates of NorthStar Clean Energy. Presented in the following table are CMS Energy's and Consumers' contractual purchase obligations at December 31, 2022 for each of the periods shown:

In Millions

		Payments Due					
	Total	2023	2024	2025	2026	2027	Beyond 2027
CMS Energy, including Consumers							
Total PPAs	$ 8,479	$ 652	$ 792	$ 809	$ 812	$ 847	$ 4,567
Other	4,042	2,513	903	335	41	31	219
Total purchase obligations	$12,521	$ 3,165	$ 1,695	$ 1,144	$ 853	$ 878	$ 4,786
Consumers							
PPAs							
MCV PPA	$ 2,317	$ 286	$ 369	$ 357	$ 384	$ 406	$ 515
Related-party PPAs	320	76	76	53	35	38	42
Other PPAs	5,842	290	347	399	393	403	4,010
Total PPAs	$ 8,479	$ 652	$ 792	$ 809	$ 812	$ 847	$ 4,567
Other	3,422	2,394	836	177	11	1	3
Total purchase obligations	$11,901	$ 3,046	$ 1,628	$ 986	$ 823	$ 848	$ 4,570

MCV PPA: Consumers has a PPA with the MCV Partnership giving Consumers the right to purchase up to 1,240 MW of capacity and energy produced by the MCV Facility through May 2030. The MCV PPA provides for:

- a capacity charge of $10.14 per MWh of available capacity through March 2025 and $5.00 per MWh of available capacity from March 2025 through the termination date of the PPA
- a fixed energy charge of $6.30 per MWh for on-peak hours and $6.00 for off-peak hours
- a variable energy charge based on the MCV Partnership's cost of production for energy delivered to Consumers
- a $5 million annual contribution by the MCV Partnership to a renewable resources program through March 2025

Capacity and energy charges under the MCV PPA were $519 million in 2022, $348 million in 2021, and $298 million in 2020.

Other PPAs: Consumers has PPAs expiring through 2050 with various counterparties. The majority of the PPAs have capacity and energy charges for delivered energy. Capacity and energy charges under these PPAs were $510 million in 2022, $338 million in 2021, and $327 million in 2020. In addition,

CMS Energy and Consumers account for several of their PPAs as leases. See Note 8, Leases for more information about CMS Energy's and Consumers' lease obligations.

4: Financings and Capitalization

Presented in the following table is CMS Energy's long-term debt at December 31:

	Interest Rate (%)	Maturity	2022	2021
CMS Energy, including Consumers				
CMS Energy, parent only				
Senior notes	3.875	2024	$ 250	$ 250
	3.600	2025	250	250
	3.000	2026	300	300
	2.950	2027	275	275
	3.450	2027	350	350
	4.700	2043	250	250
	4.875	2044	300	300
			$ 1,975	$ 1,975
Junior subordinated notes[1]	4.750 [2]	2050	500	500
	3.750 [3]	2050	400	400
	5.625	2078	200	200
	5.875	2078	280	280
	5.875	2079	630	630
			$ 2,010	$ 2,010
Total CMS Energy, parent only			$ 3,985	$ 3,985
Consumers			10,277	8,505
NorthStar Clean Energy, including subsidiaries				
Term loan facility	variable	2025	—	78
Term loan facility	variable [4]	2023	100	—
Total principal amount outstanding			$ 14,362	$ 12,568
Current amounts			(1,090)	(373)
Unamortized discounts			(30)	(31)
Unamortized issuance costs			(120)	(118)
Total long-term debt			$ 13,122	$ 12,046

In Millions

[1] These unsecured obligations rank subordinate and junior in right of payment to all of CMS Energy's existing and future senior indebtedness.

[2] On June 1, 2030, and every five years thereafter, the notes will reset to an interest rate equal to the five-year treasury rate plus 4.116 percent.

[3] On December 1, 2030, and every five years thereafter, the notes will reset to an interest rate equal to the five-year treasury rate plus 2.900 percent

[4] Funds borrowed under this facility have an interest rate of one-month Term SOFR plus a spread of one percent. At December 31, 2022, the interest rate for the loan issued under this facility was 5.423 percent.

Presented in the following table is Consumers' long-term debt at December 31:

In Millions

	Interest Rate (%)	Maturity		2022		2021
Consumers						
First mortgage bonds						
	0.350	2023	$	300	$	300
	3.375	2023		325		325
	3.125	2024		250		250
	3.190	2024		52		52
	3.680	2027		100		100
	3.390	2027		35		35
	3.800	2028		300		300
	3.600	2032		350		—
	3.180	2032		100		100
	5.800	2035		175		175
	3.520	2037		335		335
	4.010	2038		215		215
	6.170	2040		50		50
	4.970	2040		50		50
	4.310	2042		263		263
	3.950	2043		425		425
	4.100	2045		250		250
	3.250	2046		450		450
	3.950	2047		350		350
	4.050	2048		550		550
	4.350	2049		550		550
	3.750	2050		300		300
	3.100	2050		550		550
	3.500	2051		575		575
	2.650	2052		300		300
	4.200	2052		450		—
	3.860	2052		50		50
	4.280	2057		185		185
	2.500	2060		525		525
	4.350	2064		250		250
	variable [1]	2069		76		76
	variable [1]	2070		134		134
	variable [1]	2070		127		127
			$	8,997	$	8,197
Tax-exempt revenue bonds	0.875 [2]	2035		35		35
	1.800 [3]	2049		75		75
			$	110	$	110
Securitization bonds	3.343 [4]	2025-2029 [5]		170		198
Term loan facility	variable [6]	2024		1,000		—
Total principal amount outstanding			$	10,277	$	8,505
Current amounts				(991)		(365)
Unamortized discounts				(27)		(28)
Unamortized issuance costs				(67)		(62)
Total long-term debt			$	9,192	$	8,050

[1] The variable-rate bonds bear interest quarterly at a rate of three-month LIBOR minus 0.300 percent, subject to a zero-percent floor. At December 31, 2022, the interest rates were 4.469 percent for bonds due

September 2069, 4.375 percent for bonds due May 2070, and 3.484 percent for bonds due October 2070. The interest rate for all variable-rate bonds at December 31, 2021 was zero percent. The holders of these variable-rate bonds may put them to Consumers for redemption on certain dates prior to their stated maturity, including dates within one year of December 31, 2022.

[2] The interest rate on these tax-exempt revenue bonds will reset on October 8, 2026.

[3] The interest rate on these tax-exempt revenue bonds will reset on October 1, 2024.

[4] The weighted-average interest rate for Consumers' securitization bonds issued through its subsidiary, Consumers 2014 Securitization Funding, was 3.343 percent at December 31, 2022 and 3.290 percent at December 31, 2021.

[5] Principal and interest payments are made semiannually.

[6] Loans under this facility have an interest rate of one-month Term SOFR plus 0.650 percent. At December 31, 2022, the weighted-average interest rate for the loans issued under this facility was 4.975 percent at December 31, 2022.

Financings: Presented in the following table is a summary of major long-term debt issuances during 2022:

	Principal (In Millions)	Interest Rate	Issuance Date	Maturity Date
NorthStar Clean Energy, including subsidiaries				
Term loan facility[1]	$ 100	variable	December 2022	September 2023
Total NorthStar Clean Energy, including subsidiaries	$ 100			
Consumers				
Term loan facility[2]	$ 1,000	variable	July 2022	January 2024
First mortgage bonds	350	3.600%	August 2022	August 2032
First mortgage bonds	450	4.200%	August 2022	September 2052
Total Consumers	$ 1,800			
Total CMS Energy	$ 1,900			

[1] In December 2022, a subsidiary of NorthStar Clean Energy entered into a $185 million unsecured term loan credit agreement. Under this credit agreement, $100 million of loans have been issued as of December 31, 2022. In January 2023, an additional $30 million was borrowed under the unsecured term loan credit agreement.

[2] In July 2022, Consumers entered into a delayed-draw $1.0 billion unsecured term loan credit agreement. Under this credit agreement, Consumers issued loans of $550 million in September 2022 and $450 million in November 2022. In January 2023, Consumers repaid $500 million of the term loan credit agreement.

In January 2023, Consumers entered into a bond purchase agreement to issue an aggregate principal amount of $400 million of first mortgage bonds through a private placement offering. The bonds, which were priced in November 2022, carry a weighted average interest rate of 5.251 percent and mature at varying dates between 2026 and 2037. The bonds are expected to be issued in May 2023. The proceeds of the bonds will be used to finance a portion of the purchase price of the New Covert Generating Facility and for general corporate purposes.

Also in January 2023, Consumers issued $425 million of first mortgage bonds that mature in March 2028 and bear interest at a rate of 4.650 percent. The proceeds of the bonds have been used to repay a portion of the $1.0 billion aggregate principal amount outstanding under Consumers' term loan credit agreement and for general corporate purposes.

Presented in the following table is a summary of major long-term debt retirements during 2022:

	Principal (In Millions)	Interest Rate	Retirement Date	Maturity Date
NorthStar Clean Energy, including subsidiaries				
Term loan facility	$ 76	variable	June 2022	October 2025

In June 2022, NorthStar Clean Energy sold a Class A membership interest in NWO Holdco to a tax equity investor for $49 million. Proceeds from the sale were used to retire the non-recourse debt held by a subsidiary of NorthStar Clean Energy. For more information, see Note 18, Variable Interest Entities.

First Mortgage Bonds: Consumers secures its first mortgage bonds by a mortgage and lien on substantially all of its property. Consumers' ability to issue first mortgage bonds is restricted by certain provisions in the First Mortgage Bond Indenture and the need for regulatory approvals under federal law. Restrictive issuance provisions in the First Mortgage Bond Indenture include achieving a two-times interest coverage ratio and having sufficient unfunded net property additions.

Regulatory Authorization for Financings: Consumers is required to maintain FERC authorization for financings. Its current authorization expires on March 31, 2024. Any long-term issuances during the authorization period are exempt from FERC's competitive bidding and negotiated placement requirements. In December 2022, Consumers filed an application for authority to issue securities between April 1, 2023 and March 31 2025.

Securitization Bonds: Certain regulatory assets held by Consumers' subsidiary, Consumers 2014 Securitization Funding, collateralize Consumers' securitization bonds. The bondholders have no recourse to Consumers' assets except for those held by the subsidiary that issued the bonds. Consumers collects securitization surcharges to cover the principal and interest on the bonds as well as certain other qualified costs. The surcharges collected are remitted to a trustee and are not available to creditors of Consumers or creditors of Consumers' affiliates other than the subsidiary that issued the bonds.

Debt Maturities: At December 31, 2022, the aggregate annual maturities for long-term debt for the next five years, based on stated maturities or earlier put dates, were:

											In Millions
		2023		2024		2025		2026		2027
CMS Energy, including Consumers											
Long-term debt											
CMS Energy, parent only	$	—	$	250	$	250	$	300	$	625
Consumers		991		1,332		31		32		168
NorthStar Clean Energy, including subsidiaries		100		—		—		—		—
Total CMS Energy[1]	$	1,091	$	1,582	$	281	$	332	$	793
Consumers											
Long-term debt	$	991	$	1,332	$	31	$	32	$	168

[1] This amount excludes debt issuance costs, related to the term loan agreement of a subsidiary of NorthStar Clean Energy, of less than $1 million.

Credit Facilities: The following credit facilities with banks were available at December 31, 2022:

								In Millions
Expiration Date		Amount of Facility		Amount Borrowed		Letters of Credit Outstanding		Amount Available
CMS Energy, parent only								
December 14, 2027[1]	$	550	$	—	$	18	$	532
September 22, 2024		50		—		50		—
NorthStar Clean Energy, including subsidiaries								
September 25, 2025[2]	$	37	$	—	$	37	$	—
Consumers[3]								
December 14, 2027	$	1,100	$	—	$	29	$	1,071
November 18, 2024		250		—		27		223

[1] There were no borrowings under this facility during the year ended December 31, 2022.

[2] This letter of credit facility is available to Aviator Wind Equity Holdings. For more information regarding Aviator Wind Equity Holdings, see Note 18, Variable Interest Entities.

[3] Obligations under these facilities are secured by first mortgage bonds of Consumers. There were no borrowings under these facilities during the year ended December 31, 2022.

Short-term Borrowings: Under Consumers' commercial paper program, Consumers may issue, in one or more placements, investment-grade commercial paper notes with maturities of up to 365 days at market interest rates. These issuances are supported by Consumers' revolving credit facilities and may have an aggregate principal amount outstanding of up to $500 million. While the amount of outstanding commercial paper does not reduce the available capacity of the revolving credit facilities, Consumers does not intend to issue commercial paper in an amount exceeding the available capacity of the facilities. At December 31, 2022, there were $20 million of commercial paper notes outstanding under this program at an annual interest rate of 4.710 percent, recorded as current notes payable on the consolidated balance sheets of CMS Energy and Consumers.

In December 2022, Consumers renewed a short-term credit agreement with CMS Energy, permitting Consumers to borrow up to $500 million. At December 31, 2022, outstanding borrowings under the agreement were $75 million bearing the maximum interest rate authorized by FERC for this short-term credit agreement of 3.500 percent.

Dividend Restrictions: At December 31, 2022, payment of dividends by CMS Energy on its common stock was limited to $6.8 billion under provisions of the Michigan Business Corporation Act of 1972.

Under the provisions of its articles of incorporation, at December 31, 2022, Consumers had $1.9 billion of unrestricted retained earnings available to pay dividends on its common stock to CMS Energy. Provisions of the Federal Power Act and the Natural Gas Act appear to restrict dividends payable by Consumers to the amount of Consumers' retained earnings. Several decisions from FERC suggest that, under a variety of circumstances, dividends from Consumers on its common stock would not be limited to amounts in Consumers' retained earnings. Any decision by Consumers to pay dividends on its common stock in excess of retained earnings would be based on specific facts and circumstances and would be subject to a formal regulatory filing process.

During the year ended December 31, 2022, Consumers paid $769 million in dividends on its common stock to CMS Energy.

Capitalization: The authorized capital stock of CMS Energy consists of:

- 350 million shares of CMS Energy Common Stock, par value $0.01 per share
- 10 million shares of CMS Energy Preferred Stock, par value $0.01 per share

Issuance of Common Stock: Under an existing equity offering program, CMS Energy may sell shares of its common stock having an aggregate sales price of up to $500 million in privately negotiated transactions, in "at the market" offerings, through forward sales transactions, or otherwise. In 2022, CMS Energy settled forward contracts under this program by issuing 962,354 shares of common stock at a weighted-average price of $57.36 per share, resulting in net proceeds of $55 million.

Presented in the following table are details of CMS Energy's forward sales contracts under this program at December 31, 2022:

			Forward Price Per Share	
Contract Date	Maturity Date	Number of Shares	Initial	December 31, 2022
August 3, 2022	February 1, 2024	2,944,207	67.59	67.83
August 24, 2022	February 26, 2024	1,677,938	69.46	69.69
August 29, 2022	February 26, 2024	1,783,388	68.18	68.38

These contracts allow CMS Energy to either physically settle the contracts by issuing shares of its common stock at the then-applicable forward sale price specified by the agreement or net settle the contracts through the delivery or receipt of cash or shares. CMS Energy may settle the contracts at any time through their maturity dates, and presently intends to physically settle the contracts by delivering shares of its common stock.

The initial forward price in the forward equity sale contracts includes a deduction for commissions and will be adjusted on a daily basis over the term based on an interest rate factor and decreased on certain dates by certain predetermined amounts to reflect expected dividend payments. No amounts are recorded on CMS Energy's consolidated balance sheets until settlements of the forward equity sale contracts occur.

If CMS Energy had elected to net share settle or net cash settle the contracts as of December 31, 2022, CMS Energy would not have been required to deliver shares or pay cash.

Preferred Stock: CMS Energy's Series C preferred stock is traded on the New York Stock Exchange under the symbol CMS PRC. Depositary shares represent a 1/1000th interest in a share of its Series C preferred stock. The Series C preferred stock has no maturity or mandatory redemption date and is not redeemable at the option of the holders. CMS Energy may, at its option, redeem the Series C preferred stock, in whole or in part, at any time on or after July 15, 2026. The Series C preferred stock ranks senior to CMS Energy's common stock with respect to dividend rights and distribution rights upon liquidation. Presented in the following table are details of CMS Energy's Series C preferred stock at December 31, 2022 and 2021:

	Depositary Share Par Value	Depositary Share Optional Redemption Price	Number of Depositary Shares Authorized	Number of Depositary Shares Outstanding
Cumulative, redeemable perpetual	$ 25	$ 25	9,200,000	9,200,000

Preferred Stock of Subsidiary: Consumers' preferred stock is traded on the New York Stock Exchange under the symbol CMS-PB. Presented in the following table are details of Consumers' preferred stock at December 31, 2022 and 2021:

	Par Value	Optional Redemption Price	Number of Shares Authorized	Number of Shares Outstanding
Cumulative, with no mandatory redemption	$ 100	$ 110	7,500,000	373,148

5: Fair Value Measurements

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. When measuring fair value, CMS Energy and Consumers are required to incorporate all assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. A fair value hierarchy prioritizes inputs used to measure fair value according to their observability in the market. The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 inputs are observable, market-based inputs, other than Level 1 prices. Level 2 inputs may include quoted prices for similar assets or liabilities in active markets, quoted prices in inactive markets, and inputs derived from or corroborated by observable market data.

- Level 3 inputs are unobservable inputs that reflect CMS Energy's or Consumers' own assumptions about how market participants would value their assets and liabilities.

CMS Energy and Consumers classify fair value measurements within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement in its entirety.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Presented in the following table are CMS Energy's and Consumers' assets and liabilities recorded at fair value on a recurring basis:

In Millions

	CMS Energy, including Consumers			Consumers		
December 31		2022	2021		2022	2021
Assets[1]						
Restricted cash equivalents	$	18	$ 24	$	17	$ 22
Nonqualified deferred compensation plan assets		24	27		18	21
Derivative instruments		2	2		2	2
Total assets	$	44	$ 53	$	37	$ 45
Liabilities[1]						
Nonqualified deferred compensation plan liabilities	$	24	$ 27	$	18	$ 21
Derivative instruments		—	7		—	—
Total liabilities	$	24	$ 34	$	18	$ 21

[1] All assets and liabilities were classified as Level 1 with the exception of derivative contracts, which were classified as Level 2 or Level 3.

Restricted Cash Equivalents: Restricted cash equivalents consist of money market funds with daily liquidity. For further details, see Note 1, Significant Accounting Policies.

Nonqualified Deferred Compensation Plan Assets and Liabilities: The nonqualified deferred compensation plan assets consist of mutual funds, which are valued using the daily quoted net asset values. CMS Energy and Consumers value their nonqualified deferred compensation plan liabilities based on the fair values of the plan assets, as they reflect the amount owed to the plan participants in accordance with their investment elections. CMS Energy and Consumers report the assets in other non-current assets and the liabilities in other non-current liabilities on their consolidated balance sheets.

Derivative Instruments: CMS Energy and Consumers value their derivative instruments using either a market approach that incorporates information from market transactions, or an income approach that discounts future expected cash flows to a present value amount. CMS Energy's and Consumers' derivatives are classified as Level 2 or Level 3.

The derivatives classified as Level 2 were interest rate swaps at CMS Energy, which were valued using market-based inputs. CMS Energy used interest rate swaps to manage its interest rate risk on certain long-term debt obligations.

A subsidiary of NorthStar Clean Energy used floating-to-fixed interest rate swaps to reduce the impact of interest rate fluctuations associated with future interest payments on certain long-term variable-rate debt. The interest rate swaps were accounted for as cash flow hedges of the future variability of interest payments on the debt. In June 2022, NorthStar Clean Energy repaid the hedged debt and terminated the related interest rate swaps. As a result, the associated unrecognized losses recorded in other comprehensive income were recognized in interest on long-term debt on CMS Energy's consolidated statements of income; this amount was immaterial. NorthStar Clean Energy also had other interest rate swaps that economically hedged interest rate risk on debt, but that did not qualify for cash flow hedge accounting. These swaps were also terminated in June 2022; the amounts associated with these swaps were not material for the periods presented.

The majority of derivatives classified as Level 3 are FTRs held by Consumers. Due to the lack of quoted pricing information, Consumers determines the fair value of its FTRs based on Consumers' average historical settlements. There was no material activity within the Level 3 categories of assets and liabilities during the periods presented.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Presented in the following table are Consumers' assets, by level within the fair value hierarchy, reported at fair value on a nonrecurring basis during the year ended December 31, 2021:

									In Millions
	Level 1		Level 2		Level 3		Gains (Losses)	
Assets held for sale	$	—	$	15	$	—	$	(4)

In 2021, Consumers wrote down fleet assets held for sale from their carrying amount of $19 million to their fair value, less selling costs, of $15 million, resulting in an impairment charge of $4 million, which was recorded within maintenance and other operating expenses on its consolidated statements of income for the year ended December 31, 2021. The fair value was determined based on the market prices of similar fleet vehicles at the time of measurement. These vehicles were subsequently sold at an amount exceeding their recorded fair value in 2022. For additional information, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters.

6: Financial Instruments

Presented in the following table are the carrying amounts and fair values, by level within the fair value hierarchy, of CMS Energy's and Consumers' financial instruments that are not recorded at fair value. The table excludes cash, cash equivalents, short-term financial instruments, and trade accounts receivable and payable whose carrying amounts approximate their fair values. For information about assets and liabilities recorded at fair value and for additional details regarding the fair value hierarchy, see Note 5, Fair Value Measurements.

In Millions

	December 31, 2022					December 31, 2021				
		Fair Value					Fair Value			
			Level					Level		
	Carrying Amount	Total	1	2	3	Carrying Amount	Total	1	2	3
CMS Energy, including Consumers										
Assets										
Long-term receivables[1]	$ 14	$ 14	$ —	$ —	$ 14	$ 14	$ 14	$ —	$ —	$ 14
Liabilities										
Long-term debt[2]	14,212	12,384	987	8,741	2,656	12,419	13,800	1,189	10,656	1,955
Long-term payables[3]	9	7	—	—	7	31	32	—	—	32
Consumers										
Assets										
Long-term receivables[1]	$ 14	$ 14	$ —	$ —	$ 14	$ 14	$ 14	$ —	$ —	$ 14
Notes receivable – related party[4]	101	101	—	—	101	104	104	—	—	104
Liabilities										
Long-term debt[5]	10,183	8,728	—	6,172	2,556	8,415	9,410	—	7,455	1,955

[1] Includes current portion of long-term accounts receivable and notes receivable of $7 million at December 31, 2022 and $9 million at December 31, 2021.

[2] Includes current portion of long-term debt of $1,090 million at December 31, 2022 and $373 million at December 31, 2021.

[3] Includes current portion of long-term payables of $2 million at December 31, 2022 and $23 million at December 31, 2021.

[4] Includes current portion of notes receivable – related party of $7 million at December 31, 2022 and 2021.

[5] Includes current portion of long-term debt of $991 million at December 31, 2022 and $365 million at December 31, 2021.

The DB SERP note receivable – related party is Consumers' portion of a demand note payable issued by CMS Energy to the DB SERP rabbi trust. The demand note bears interest at an annual rate of 4.10 percent and has a maturity date of 2028.

7: Plant, Property, and Equipment

Presented in the following table are details of CMS Energy's and Consumers' plant, property, and equipment:

				In Millions
December 31	Estimated Depreciable Life in Years		2022	2021
CMS Energy, including Consumers				
Plant, property, and equipment, gross				
Consumers	3 - 125	$	29,342	$ 28,771
NorthStar Clean Energy				
Independent power production[1]	3 - 40		1,124	1,121
Assets under finance leases[2]			24	—
Other	3 - 5		1	1
Plant, property, and equipment, gross		$	30,491	$ 29,893
Construction work in progress			1,182	961
Accumulated depreciation and amortization			(8,960)	(8,502)
Total plant, property, and equipment[3]		$	22,713	$ 22,352
Consumers				
Plant, property, and equipment, gross				
Electric				
Generation	15 - 125	$	5,780	$ 6,704
Distribution	15 - 75		10,590	9,815
Other	5 - 55		1,374	1,309
Assets under finance leases[2]			126	319
Gas				
Distribution	20 - 85		6,951	6,338
Transmission	17 - 75		2,440	2,319
Underground storage facilities[4]	27 - 75		1,197	1,117
Other	5 - 55		835	814
Assets under finance leases[2]			20	13
Other non-utility property	3 - 51		29	23
Plant, property, and equipment, gross		$	29,342	$ 28,771
Construction work in progress			994	915
Accumulated depreciation and amortization			(8,791)	(8,371)
Total plant, property, and equipment[2]		$	21,545	$ 21,315

[1] A portion of independent power production assets are leased to others under operating leases. For information regarding CMS Energy's operating leases of owned assets, see Note 8, Leases.

[2] For information regarding the amortization terms of CMS Energy's and Consumers' assets under finance leases, see Note 8, Leases.

[3] Consumers' plant additions were $2.3 billion for the year ended December 31, 2022 and $2.4 billion for the year ended December 31, 2021. Consumers' plant retirements, which include the impact of disallowances and transfers to held for sale, were $290 million for the year ended December 31, 2022 and $361 million

for the year ended December 31, 2021. Consumers plans to retire the J.H. Campbell 1, 2, & 3 coal-fueled electric generating units in 2025. Accordingly, in 2022, Consumers removed from total plant, property, and equipment $1.3 billion, representing the remaining book value of the three units upon their retirement, and recorded it as a regulatory asset. For additional details, see Note 2, Regulatory Matters.

4   Underground storage includes base natural gas of $26 million at December 31, 2022 and 2021. Base natural gas is not subject to depreciation.

Intangible Assets: Included in net plant, property, and equipment are intangible assets. Presented in the following table are details about Consumers' intangible assets:

		In Millions			
		December 31, 2022		December 31, 2021	
Description	Amortization Life in Years	Gross Cost[1]	Accumulated Amortization	Gross Cost[1]	Accumulated Amortization
Consumers					
Software development	3 - 15	$ 846	$ 593	$ 840	$ 592
Rights of way	50 - 85	218	61	211	60
Franchises and consents	5 - 50	16	10	16	10
Leasehold improvements	various[2]	9	6	9	6
Other intangibles	various	25	16	26	16
Total		$ 1,114	$ 686	$ 1,102	$ 684

1   Consumers' intangible asset additions were $116 million for the year ended December 31, 2022 and $88 million for the year ended December 31, 2021. Consumers' intangible asset retirements were $104 million for the year ended December 31, 2022 and $91 million for the year ended December 31, 2021.

2   Leasehold improvements are amortized over the life of the lease, which may change whenever the lease is renewed or extended.

Capitalization: CMS Energy and Consumers record plant, property, and equipment at original cost when placed into service. The cost includes labor, material, applicable taxes, overhead such as pension and other benefits, and AFUDC, if applicable. Consumers' plant, property, and equipment is generally recoverable through its general ratemaking process.

With the exception of utility property for which the remaining book value has been securitized, mothballed utility property stays in rate base and continues to be depreciated at the same rate as before the mothball period. When utility property is retired or otherwise disposed of in the ordinary course of business, Consumers records the original cost to accumulated depreciation, along with associated cost of removal, net of salvage. CMS Energy and Consumers recognize gains or losses on the retirement or disposal of non-regulated assets in income. Consumers records cost of removal collected from customers, but not spent, as a regulatory liability.

Software: CMS Energy and Consumers capitalize the costs to purchase and develop internal-use computer software. These costs are expensed evenly over the estimated useful life of the internal-use computer software. If computer software is integral to computer hardware, then its cost is capitalized and depreciated with the hardware.

AFUDC: Consumers capitalizes AFUDC on regulated major construction projects. AFUDC represents the estimated cost of debt and authorized return-on-equity funds used to finance construction additions. Consumers records the offsetting credit as a reduction of interest for the amount representing the borrowed funds component and as other income for the equity funds component on the consolidated statements of income. When construction is completed and the property is placed in service, Consumers depreciates and recovers the capitalized AFUDC from customers over the life of the related asset. Presented in the following table are Consumers' average AFUDC capitalization rates:

Years Ended December 31	2022	2021	2020
Electric	6.2%	6.2%	6.9%
Gas	5.6	5.6	5.7

Assets Under Finance Leases: Presented in the following table are further details about changes in CMS Energy's and Consumers' assets under finance leases:

				In Millions
Years Ended December 31		2022		2021
CMS Energy, including Consumers				
Balance at beginning of period	$	332	$	336
Additions		44		—
Net retirements and other adjustments		(206)		(4)
Balance at end of period	$	170	$	332
Consumers				
Balance at beginning of period	$	332	$	336
Additions		20		—
Net retirements and other adjustments		(206)		(4)
Balance at end of period	$	146	$	332

Assets under finance leases are presented as gross amounts. CMS Energy and Consumers' accumulated amortization of assets under finance leases was $88 million at December 31, 2022 and $272 million at December 31, 2021.

Depreciation and Amortization: Presented in the following table are further details about CMS Energy's and Consumers' accumulated depreciation and amortization:

				In Millions
Years Ended December 31		2022		2021
CMS Energy, including Consumers				
Utility plant assets	$	8,785	$	8,366
Non-utility plant assets		175		136
Consumers				
Utility plant assets	$	8,785	$	8,366
Non-utility plant assets		6		5

Consumers depreciates utility property on an asset-group basis, in which it applies a single MPSC-approved depreciation rate to the gross investment in a particular class of property within the electric and gas segments. Consumers performs depreciation studies periodically to determine appropriate group lives. Presented in the following table are the composite depreciation rates for Consumers' segment properties:

Years Ended December 31	2022	2021	2020
Electric utility property	3.7%	3.9%	3.9%
Gas utility property	2.9	2.9	2.9
Other property	8.9	9.4	9.8

CMS Energy and Consumers record property repairs and minor property replacement as maintenance expense. CMS Energy and Consumers record planned major maintenance activities as operating expense unless the cost represents the acquisition of additional long-lived assets or the replacement of an existing long-lived asset.

Presented in the following table are the components of CMS Energy's and Consumers' depreciation and amortization expense:

					In Millions	
Years Ended December 31		2022		2021		2020
CMS Energy, including Consumers						
Depreciation expense – plant, property, and equipment	$	990	$	975	$	901
Amortization expense						
Software		103		108		112
Other intangible assets		5		4		4
Securitized regulatory assets		28		27		26
Total depreciation and amortization expense	$	1,126	$	1,114	$	1,043
Consumers						
Depreciation expense – plant, property, and equipment	$	952	$	938	$	881
Amortization expense						
Software		103		108		112
Other intangible assets		5		4		4
Securitized regulatory assets		28		27		26
Total depreciation and amortization expense	$	1,088	$	1,077	$	1,023

Presented in the following table is Consumers' estimated amortization expense on intangible assets for each of the next five years:

									In Millions	
		2023		2024		2025		2026		2027
Consumers										
Intangible asset amortization expense	$	96	$	82	$	80	$	76	$	64

Jointly Owned Regulated Utility Facilities

Presented in the following table are Consumers' investments in jointly owned regulated utility facilities at December 31, 2022:

	J.H. Campbell Unit 3	Ludington	Other
			In Millions, Except Ownership Share
Ownership share	93.3%	51.0%	various
Utility plant in service	$ 1,767	$ 591	$ 412
Accumulated depreciation	(816)	(210)	(93)
Construction work in progress	10	21	21
Net investment	$ 961	$ 402	$ 340

Consumers includes its share of the direct expenses of the jointly owned plants in operating expenses. Consumers shares operation, maintenance, and other expenses of these jointly owned utility facilities in proportion to each participant's undivided ownership interest. Consumers is required to provide only its share of financing for the jointly owned utility facilities.

8:   Leases

Lessee

CMS Energy and Consumers lease various assets from third parties, including coal-carrying railcars, real estate, service vehicles, and gas pipeline capacity. In addition, CMS Energy and Consumers account for several of their PPAs as leases.

CMS Energy and Consumers do not record right-of-use assets or lease liabilities on their consolidated balance sheets for rentals with lease terms of 12 months or less, most of which are for the lease of real estate and service vehicles. Lease expense for these rentals is recognized on a straight-line basis over the lease term.

CMS Energy and Consumers include future payments for all renewal options, fair market value extensions, and buyout provisions reasonably certain of exercise in their measurement of lease right-of-use assets and lease liabilities. In addition, certain leases for service vehicles contain end-of-lease adjustment clauses based on proceeds received from the sale or disposition of the vehicles. CMS Energy and Consumers also include executory costs in the measurement of their right-of-use assets and lease liabilities, except for maintenance costs related to their coal-carrying railcar leases.

Most of Consumers' PPAs contain provisions at the end of the initial contract terms to renew the agreements annually under mutually agreed-upon terms at the time of renewal. Energy and capacity payments that vary depending on quantities delivered are recognized as variable lease costs when incurred. Consumers accounts for a PPA with one of CMS Energy's equity method subsidiaries as a finance lease.

Presented in the following table is information about CMS Energy's and Consumers' lease right-of-use assets and lease liabilities:

	CMS Energy, including Consumers		Consumers	
December 31	2022	2021	2022	2021
Operating leases				
Right-of-use assets[1]	$ 31	$ 26	$ 27	$ 22
Lease liabilities				
Current lease liabilities[2]	4	3	4	3
Non-current lease liabilities[3]	27	25	23	19
Finance leases				
Right-of-use assets	82	57	58	57
Lease liabilities[4]				
Current lease liabilities	9	6	9	6
Non-current lease liabilities	68	46	45	46
Weighted-average remaining lease term (in years)				
Operating leases	20	23	18	21
Finance leases	18	12	10	12
Weighted-average discount rate				
Operating leases	4.0%	4.0%	3.9%	3.9%
Finance leases[5]	5.2	1.7	1.6	1.7

In Millions, Except as Noted

[1] CMS Energy's and Consumers' operating right-of-use lease assets are reported as other non-current assets on their consolidated balance sheets.

[2] The current portion of CMS Energy's and Consumers' operating lease liabilities are reported as other current liabilities on their consolidated balance sheets.

[3] The non-current portion of CMS Energy's and Consumers' operating lease liabilities are reported as other non-current liabilities on their consolidated balance sheets.

[4] Includes related-party lease liabilities of $25 million, of which less than $1 million was current, at December 31, 2022 and 2021.

[5] This rate excludes the impact of Consumers' pipeline agreements and long-term PPAs accounted for as finance leases. The required capacity payments under these agreements, when compared to the underlying fair value of the leased assets, result in effective interest rates that exceed market rates for leases with similar terms.

CMS Energy and Consumers report operating, variable, and short-term lease costs as operating expenses on their consolidated statements of income, except for certain amounts that may be capitalized to other assets. Presented in the following table is a summary of CMS Energy's and Consumers' total lease costs:

				In Millions
Years Ended December 31		2022		2021
CMS Energy, including Consumers				
Operating lease costs	$	6	$	8
Finance lease costs				
Amortization of right-of-use assets		12		7
Interest on lease liabilities		14		16
Variable lease costs		93		90
Short-term lease costs		23		22
Total lease costs	$	148	$	143
Consumers				
Operating lease costs	$	6	$	8
Finance lease costs				
Amortization of right-of-use assets		12		7
Interest on lease liabilities		14		16
Variable lease costs		93		90
Short-term lease costs		22		21
Total lease costs	$	147	$	142

Presented in the following table is supplemental cash flow information related to CMS Energy's and Consumers' lease liabilities:

				In Millions
Years Ended December 31		2022		2021
CMS Energy, including Consumers				
Cash paid for amounts included in the measurement of lease liabilities				
Cash used in operating activities for operating leases	$	6	$	8
Cash used in operating activities for finance leases		14		16
Cash used in financing activities for finance leases		13		7
Lease liabilities arising from obtaining right-of-use assets				
Operating leases		10		2
Finance leases		36		—
Consumers				
Cash paid for amounts included in the measurement of lease liabilities				
Cash used in operating activities for operating leases	$	6	$	8
Cash used in operating activities for finance leases		14		16
Cash used in financing activities for finance leases		12		7
Lease liabilities arising from obtaining right-of-use assets				
Operating leases		10		2
Finance leases		12		—

Presented in the following table are the minimum rental commitments under CMS Energy's and Consumers' non-cancelable leases:

In Millions

December 31, 2022	Operating Leases	Finance Leases Pipelines and PPAs	Other	Total
CMS Energy, including Consumers				
2023	$ 5	$ 15	$ 8	$ 23
2024	5	13	6	19
2025	3	13	3	16
2026	2	13	4	17
2027	2	13	2	15
2028 and thereafter	31	39	67	106
Total minimum lease payments	$ 48	$ 106	$ 90	$ 196
Less discount	17	75	44	119
Present value of minimum lease payments	$ 31	$ 31	$ 46	$ 77
Consumers				
2023	$ 5	$ 15	$ 7	$ 22
2024	4	13	5	18
2025	3	13	2	15
2026	2	13	2	15
2027	1	13	1	14
2028 and thereafter	26	39	8	47
Total minimum lease payments	$ 41	$ 106	$ 25	$ 131
Less discount	14	75	2	77
Present value of minimum lease payments	$ 27	$ 31	$ 23	$ 54

Lessor

CMS Energy and Consumers are the lessor under power sales and natural gas delivery agreements that are accounted for as leases.

CMS Energy has power sales agreements that are accounted for as operating leases. In addition to fixed payments, these agreements have variable payments based on energy delivered. For the year ended December 31, 2022, lease revenue from these power sales agreements was $240 million, which included variable lease payments of $191 million. For the year ended December 31, 2021, lease revenue from these power sales agreements was $194 million, which included variable lease payments of $138 million.

Presented in the following table are the minimum rental payments to be received under CMS Energy's non-cancelable operating leases:

		In Millions
December 31, 2022		
2023	$	43
2024		43
2025		44
2026		18
Total minimum lease payments	$	148

Consumers has a natural gas transportation agreement with a subsidiary of CMS Energy that extends through 2038, related to a pipeline owned by Consumers. This agreement is accounted for as a direct finance lease and will automatically extend annually unless terminated by either party. The effects of the lease are eliminated on CMS Energy's consolidated financial statements.

Minimum rental payments to be received under Consumers' direct financing leases are less than $1 million for each of the next five years and $8 million for the years thereafter. The lease receivable was $6 million as of December 31, 2022, which does not include unearned income of $7 million.

9: Asset Retirement Obligations

CMS Energy and Consumers record the fair value of the cost to remove assets at the end of their useful lives, if there is a legal obligation to remove them. If a reasonable estimate of fair value cannot be made in the period in which the ARO is incurred, such as for assets with indeterminate lives, the liability is recognized when a reasonable estimate of fair value can be made. CMS Energy and Consumers have not recorded liabilities associated with the closure of certain gas wells that have an indeterminate life. CMS Energy and Consumers have not recorded liabilities for assets that have immaterial cumulative disposal costs, such as substation batteries.

CMS Energy and Consumers calculate the fair value of ARO liabilities using an expected present-value technique that reflects assumptions about costs and inflation, and uses a credit-adjusted risk-free rate to discount the expected cash flows. CMS Energy's ARO liabilities are primarily at Consumers.

Presented below are the categories of assets that CMS Energy and Consumers have legal obligations to remove at the end of their useful lives and for which they have an ARO liability recorded:

ARO Description	In-Service Date	Long-Lived Assets
Closure of coal ash disposal areas	various	Generating plants coal ash areas
Gas distribution cut, purge, and cap	various	Gas distribution mains and services
Asbestos abatement	1973	Electric and gas utility plant
Closure of renewable generation assets	various	Wind and solar generation facilities
Gas wells plug and abandon	various	Gas transmission and storage

Presented in the following tables are the changes in CMS Energy's and Consumers' ARO liabilities:

In Millions

Company and ARO Description	ARO Liability 12/31/2021		Incurred		Settled		Accretion		Cash Flow Revisions[1]		ARO Liability 12/31/2022
CMS Energy, including Consumers											
Consumers	$	605	$	1	$	(39)	$	27	$	128	$	722
Renewable generation assets		23		—		—		1		—		24
Total CMS Energy	$	628	$	1	$	(39)	$	28	$	128	$	746
Consumers											
Coal ash disposal areas	$	157	$	—	$	(20)	$	7	$	128	$	272
Gas distribution cut, purge, and cap		282		1		(11)		15		—		287
Asbestos abatement		38		—		(1)		2		—		39
Renewable generation assets		93		—		—		2		—		95
Gas wells plug and abandon		35		—		(7)		1		—		29
Total Consumers	$	605	$	1	$	(39)	$	27	$	128	$	722

[1] Increase was attributable to a proposed change for closure work at the J.H. Campbell 3 ash disposal landfill and an updated cost estimate for other coal ash disposal areas.

In Millions

Company and ARO Description	ARO Liability 12/31/2020		Incurred		Settled		Accretion		Cash Flow Revisions		ARO Liability 12/31/2021
CMS Energy, including Consumers											
Consumers	$	530	$	71	$	(53)	$	24	$	33	$	605
Renewable generation assets		23		—		—		—		—		23
Total CMS Energy	$	553	$	71	$	(53)	$	24	$	33	$	628
Consumers											
Coal ash disposal areas	$	148	$	—	$	(34)	$	5	$	38	$	157
Gas distribution cut, purge, and cap		240		39		(10)		13		—		282
Asbestos abatement		36		—		—		2		—		38
Renewable generation assets		74		16		—		3		—		93
Gas wells plug and abandon		32		16		(9)		1		(5)		35
Total Consumers	$	530	$	71	$	(53)	$	24	$	33	$	605

10: Retirement Benefits

Benefit Plans: CMS Energy and Consumers provide pension, OPEB, and other retirement benefits to employees under a number of different plans. These plans include:

- non-contributory, qualified DB Pension Plans (closed to new non-union participants as of July 1, 2003 and closed to new union participants as of September 1, 2005)
- a non-contributory, qualified DCCP for employees hired on or after July 1, 2003
- benefits to certain management employees under a non-contributory, nonqualified DB SERP (closed to new participants as of March 31, 2006)
- a non-contributory, nonqualified DC SERP for certain management employees hired or promoted on or after April 1, 2006
- a contributory, qualified defined contribution 401(k) plan
- health care and life insurance benefits under an OPEB Plan

DB Pension Plans: Participants in the pension plans include present and former employees of CMS Energy and Consumers, including certain present and former affiliates and subsidiaries. Pension plan trust assets are not distinguishable by company. Effective December 31, 2017, CMS Energy's and Consumers' then-existing pension plan was amended to include only retired and former employees already covered; this amended plan is referred to as DB Pension Plan B. Also effective December 31, 2017, active employees were moved to a newly created pension plan, referred to as DB Pension Plan A, whose benefits mirror those provided under DB Pension Plan B. Maintaining separate plans for the two groups allows CMS Energy and Consumers to employ a more targeted investment strategy and provides additional opportunities to mitigate risk and volatility.

In March 2022, CMS Energy and Consumers determined that 2022 lump-sum payments to retired employees under DB Pension Plan A would exceed the plan's service cost and interest cost components of net periodic cost for the year. These lump-sum payments constitute pension plan liability settlements; once such settlements meet the service and interest cost threshold, recognition in earnings is required. As a result, in accordance with GAAP, CMS Energy, including Consumers, performed a remeasurement of DB Pension Plan A at the end of each quarter in 2022. For the year ended December 31, 2022, CMS Energy, including Consumers, recognized a settlement loss of $22 million; $21 million of this amount was deferred as a regulatory asset. Consumers recognized a settlement loss of $21 million, all of which was deferred as a regulatory asset. CMS Energy and Consumers will amortize the regulatory asset over eight years.

DCCP: CMS Energy and Consumers provide an employer contribution to the DCCP 401(k) plan for employees hired on or after July 1, 2003. The contribution ranges from five percent to ten percent of base pay, depending on years of service and employee class. Employees are not required to contribute in order to receive the plan's employer contribution. DCCP expense for CMS Energy, including Consumers, was $48 million for the year ended December 31, 2022, $41 million for the year ended December 31, 2021, and $31 million for the year ended December 31, 2020. DCCP expense for Consumers was $48 million for the year ended December 31, 2022, $41 million for the year ended December 31, 2021, and $31 million for the year ended December 31, 2020.

DB SERP: The DB SERP is a nonqualified plan as defined by the Internal Revenue Code. DB SERP benefits are paid from a rabbi trust established in 1988. The trust assets are not considered plan assets under ASC 715. DB SERP rabbi trust earnings are taxable. Presented in the following table are the fair values of trust assets and ABO for CMS Energy's and Consumers' DB SERP:

			In Millions	
Years Ended December 31		2022		2021
CMS Energy, including Consumers				
Trust assets	$	137	$	142
ABO		118		149
Consumers				
Trust assets	$	101	$	104
ABO		85		108

Neither CMS Energy nor Consumers made any contributions to the DB SERP in 2022 or 2021.

DC SERP: On April 1, 2006, CMS Energy and Consumers implemented a DC SERP and froze further new participation in the DB SERP. The DC SERP provides participants benefits ranging from five percent to 15 percent of total compensation. The DC SERP requires a minimum of five years of participation before vesting. CMS Energy's and Consumers' contributions to the plan, if any, are placed in a grantor trust. For CMS Energy and Consumers, trust assets were $12 million at December 31, 2022 and $13 million at December 31, 2021. DC SERP assets are included in other non-current assets on CMS Energy's and Consumers' consolidated balance sheets. CMS Energy's and Consumers' DC SERP expense was $1 million for the year ended December 31, 2022, and $2 million for the years ended December 31, 2021 and 2020.

401(k) Plan: The 401(k) plan employer match equals four to six percent of employee eligible contributions based on an employee's wages and class. The total 401(k) plan cost for CMS Energy, including Consumers, was $44 million for the year ended December 31, 2022, $31 million for the year ended December 31, 2021, and $29 million for the year ended December 31, 2020. The total 401(k) plan cost for Consumers was $43 million for the year ended December 31, 2022, $31 million for the year ended December 31, 2021, and $29 million for the year ended December 31, 2020.

OPEB Plan: Participants in the OPEB Plan include all regular full-time employees covered by the employee health care plan on the day before retirement from either CMS Energy or Consumers at age 55 or older with at least ten full years of applicable continuous service. Regular full-time employees who qualify for disability retirement under the DB Pension Plans or are disabled and covered by the DCCP and who have 15 years of applicable continuous service may also participate in the OPEB Plan. Retiree health care costs were based on the assumption that costs would increase 6.50 percent in 2023 and 6.25 percent in 2022 for those under 65 and would increase 6.75 percent in 2023 and 2022 for those over 65. The rate of increase was assumed to decline to 4.75 percent by 2032 and thereafter for all retirees.

Assumptions: Presented in the following table are the weighted-average assumptions used in CMS Energy's and Consumers' retirement benefit plans to determine benefit obligations and net periodic benefit cost:

December 31	2022	2021	2020
CMS Energy, including Consumers			
Weighted average for benefit obligations[1]			
Discount rate[2]			
DB Pension Plan A	5.24%	3.02%	2.73%
DB Pension Plan B	5.14	2.79	2.41
DB SERP	5.13	2.78	2.40
OPEB Plan	5.21	2.99	2.69
Rate of compensation increase			
DB Pension Plan A	3.60	3.60	3.70
DB SERP	5.50	5.50	5.50
Weighted average for net periodic benefit cost[1]			
Service cost discount rate[2,3]			
DB Pension Plan A	3.09%	2.83%	3.44%
DB SERP	3.09	2.84	3.46
OPEB Plan	3.23	3.03	3.57
Interest cost discount rate[2,3]			
DB Pension Plan A	2.44	1.97	2.92
DB Pension Plan B	2.21	1.70	2.74
DB SERP	2.21	1.72	2.74
OPEB Plan	2.45	1.99	2.88
Expected long-term rate of return on plan assets[4]			
DB Pension Plans	6.50	6.75	6.75
OPEB Plan	6.50	6.75	6.75
Rate of compensation increase			
DB Pension Plan A	3.60	3.70	3.50
DB SERP	5.50	5.50	5.50

[1] The mortality assumption for benefit obligations was based on the Pri-2012 Mortality Table, with improvement scale MP-2021 for 2022 and 2021 and improvement scale MP-2020 for 2020. The mortality assumption for net periodic benefit cost was based on the Pri-2012 Mortality Table, with improvement scales MP-2021 for 2022, MP-2020 for 2021, and MP-2019 for 2020.

[2] The discount rate reflects the rate at which benefits could be effectively settled and is equal to the equivalent single rate resulting from a yield-curve analysis. This analysis incorporated the projected benefit payments specific to CMS Energy's and Consumers' DB Pension Plans and OPEB Plan and the yields on high-quality corporate bonds rated Aa or better.

[3] CMS Energy and Consumers have elected to use a full-yield-curve approach in the estimation of service cost and interest cost; this approach applies individual spot rates along the yield curve to future projected benefit payments based on the time of payment.

[4] CMS Energy and Consumers determined the long-term rate of return using historical market returns, the present and expected future economic environment, the capital market principles of risk and return, and the expert opinions of individuals and firms with financial market knowledge. CMS Energy and Consumers

considered the asset allocation of the portfolio in forecasting the future expected total return of the portfolio. The goal was to determine a long-term rate of return that could be incorporated into the planning of future cash flow requirements in conjunction with the change in the liability. Annually, CMS Energy and Consumers review for reasonableness and appropriateness the forecasted returns for various classes of assets used to construct an expected return model. CMS Energy's and Consumers' expected long-term rate of return on the assets of the DB Pension Plans was 6.50 percent in 2022. The actual return (loss) on the assets of the DB Pension Plans was (15.9) percent in 2022, 12.0 percent in 2021, and 13.6 percent in 2020.

Costs: Presented in the following table are the costs (credits) and other changes in plan assets and benefit obligations incurred in CMS Energy's and Consumers' retirement benefit plans:

							In Millions
	DB Pension Plans and DB SERP			OPEB Plan			
Years Ended December 31	2022	2021	2020	2022	2021	2020	
CMS Energy, including Consumers							
Net periodic cost (credit)							
Service cost	$ 41	$ 53	$ 50	$ 17	$ 18	$ 16	
Interest cost	84	63	83	28	23	33	
Settlement loss	1	1	1	—	—	—	
Expected return on plan assets	(206)	(208)	(191)	(115)	(109)	(100)	
Amortization of:							
Net loss	40	100	95	1	8	15	
Prior service cost (credit)	4	4	1	(51)	(53)	(56)	
Settlement loss	9	6	2	—	—	—	
Net periodic cost (credit)	$ (27)	$ 19	$ 41	$ (120)	$ (113)	$ (92)	
Consumers							
Net periodic cost (credit)							
Service cost	$ 39	$ 51	$ 49	$ 17	$ 17	$ 15	
Interest cost	79	59	78	27	23	31	
Expected return on plan assets	(194)	(197)	(181)	(107)	(102)	(93)	
Amortization of:							
Net loss	37	96	90	—	8	15	
Prior service cost (credit)	4	4	1	(50)	(51)	(54)	
Settlement loss	9	6	2	—	—	—	
Net periodic cost (credit)	$ (26)	$ 19	$ 39	$ (113)	$ (105)	$ (86)	

CMS Energy and Consumers amortize net gains and losses in excess of ten percent of the greater of the PBO or the MRV over the average remaining service period for DB Pension Plan A and the OPEB Plan and over the average remaining life expectancy of participants for DB Pension Plan B. For DB Pension Plan A, the estimated period of amortization of gains and losses was eight years for the years ended December 31, 2022, 2021, and 2020. For DB Pension Plan B, the estimated period of amortization of gains and losses was 18 years for the years ended December 31, 2022 and 2021, and 19 years for the year ended December 31, 2020. For the OPEB Plan, the estimated amortization period was nine years for the years ended December 31, 2022, 2021, and 2020.

Prior service cost (credit) amortization is established in the year in which the prior service cost (credit) first occurred, and is based on the same amortization period for all future years until the prior service cost (credit) is fully amortized. CMS Energy and Consumers had new prior service costs for DB Pension Plan A in 2020. The estimated period of amortization of these new prior service costs is eight years.

CMS Energy and Consumers determine the MRV for the assets of the DB Pension Plans as the fair value of plan assets on the measurement date, adjusted by the gains or losses that will not be admitted into the MRV until future years. CMS Energy and Consumers reflect each year's gain or loss in the MRV in equal amounts over a five-year period beginning on the date the original amount was determined. CMS Energy and Consumers determine the MRV for OPEB Plan assets as the fair value of assets on the measurement date.

Reconciliations: Presented in the following table are reconciliations of the funded status of CMS Energy's and Consumers' retirement benefit plans with their retirement benefit plans' liabilities:

In Millions

Years Ended December 31	DB Pension Plans		DB SERP		OPEB Plan	
	2022	2021	2022	2021	2022	2021
CMS Energy, including Consumers						
Benefit obligation at beginning of period	$ 3,070	$ 3,266	$ 149	$ 160	$ 1,166	$ 1,205
Service cost	41	53	—	—	17	18
Interest cost	81	60	3	3	28	23
Plan amendments	—	—	—	—	—	5
Actuarial gain	(811) [1]	(108) [1]	(25)	(4)	(274) [1]	(32) [1]
Benefits paid	(212)	(201)	(10)	(10)	(48)	(53)
Benefit obligation at end of period	$ 2,169	$ 3,070	$ 117	$ 149	$ 889	$ 1,166
Plan assets at fair value at beginning of period	$ 3,599	$ 3,402	$ —	$ —	$ 1,787	$ 1,645
Actual return on plan assets	(567)	398	—	—	(294)	194
Company contribution	—	—	10	10	—	—
Actual benefits paid	(212)	(201)	(10)	(10)	(47)	(52)
Plan assets at fair value at end of period	$ 2,820	$ 3,599	$ —	$ —	$ 1,446	$ 1,787
Funded status	$ 651 [2]	$ 529 [2]	$ (117)	$ (149)	$ 557	$ 621
Consumers						
Benefit obligation at beginning of period			$ 109	$ 117	$ 1,122	$ 1,158
Service cost			—	—	17	17
Interest cost			2	2	27	23
Plan amendments			—	—	—	5
Actuarial gain			(19)	(3)	(265) [1]	(30) [1]
Benefits paid			(7)	(7)	(45)	(51)
Benefit obligation at end of period			$ 85	$ 109	$ 856	$ 1,122
Plan assets at fair value at beginning of period			$ —	$ —	$ 1,668	$ 1,535
Actual return on plan assets			—	—	(273)	182
Company contribution			7	7	—	—
Actual benefits paid			(7)	(7)	(45)	(49)
Plan assets at fair value at end of period			$ —	$ —	$ 1,350	$ 1,668
Funded status			$ (85)	$ (109)	$ 494	$ 546

[1] The actuarial gains for 2022 and 2021 for the DB Pension Plans and OPEB Plan were primarily the result of higher discount rates.

[2] The total funded status of the DB Pension Plans attributable to Consumers, based on an allocation of expenses, was $632 million at December 31, 2022 and $510 million at December 31, 2021.

Presented in the following table is the classification of CMS Energy's and Consumers' retirement benefit plans' assets and liabilities:

				In Millions
December 31		2022		2021
CMS Energy, including Consumers				
Non-current assets				
DB Pension Plans	$	651	$	529
OPEB Plan		557		621
Current liabilities				
DB SERP		10		10
Non-current liabilities				
DB SERP		107		139
Consumers				
Non-current assets				
DB Pension Plans	$	632	$	510
OPEB Plan		494		546
Current liabilities				
DB SERP		7		7
Non-current liabilities				
DB SERP		78		102

The ABO for the DB Pension Plans was $2.0 billion at December 31, 2022 and $2.7 billion at December 31, 2021. At December 31, 2022 and 2021, the PBO and ABO did not exceed plan assets for any of the defined benefit pension plans.

Items Not Yet Recognized as a Component of Net Periodic Benefit Cost: Presented in the following table are the amounts recognized in regulatory assets, regulatory liabilities, and AOCI that have not been recognized as components of net periodic benefit cost. For additional details on regulatory assets and regulatory liabilities, see Note 2, Regulatory Matters.

								In Millions
	DB Pension Plans and DB SERP				OPEB Plan			
December 31		2022		2021		2022		2021
CMS Energy, including Consumers								
Regulatory assets (liabilities)								
Net loss	$	724	$	812	$	251	$	136
Prior service cost (credit)		21		25		(140)		(190)
Regulatory assets (liabilities)	$	745	$	837	$	111	$	(54)
AOCI								
Net loss (gain)		69		94		2		(17)
Prior service cost (credit)		1		—		(3)		(5)
Total amounts recognized in regulatory assets (liabilities) and AOCI	$	815	$	931	$	110	$	(76)
Consumers								
Regulatory assets (liabilities)								
Net loss	$	724	$	812	$	251	$	136
Prior service cost (credit)		21		25		(140)		(190)
Regulatory assets (liabilities)	$	745	$	837	$	111	$	(54)
AOCI								
Net loss		20		41		—		—
Total amounts recognized in regulatory assets (liabilities) and AOCI	$	765	$	878	$	111	$	(54)

Plan Assets: Presented in the following tables are the fair values of the assets of CMS Energy's DB Pension Plans and OPEB Plan, by asset category and by level within the fair value hierarchy. For additional details regarding the fair value hierarchy, see Note 5, Fair Value Measurements.

In Millions

	DB Pension Plans					
	December 31, 2022		December 31, 2021			
	Total	Level 1	Total	Level 1	Level 2	
CMS Energy, including Consumers						
Cash and short-term investments	$ 122	$ 122	$ 30	$ 30	$ —	
U.S. government and agencies securities	—	—	209	—	209	
Corporate debt	—	—	595	—	595	
State and municipal bonds	—	—	13	—	13	
Foreign corporate bonds	—	—	66	—	66	
Mutual funds	263	263	785	785	—	
	$ 385	$ 385	$ 1,698	$ 815	$ 883	
Pooled funds	2,435		1,901			
Total	$ 2,820		$ 3,599			

In Millions

	OPEB Plan					
	December 31, 2022		December 31, 2021			
	Total	Level 1	Total	Level 1	Level 2	
CMS Energy, including Consumers						
Cash and short-term investments	$ 28	$ 28	$ 21	$ 21	$ —	
U.S. government and agencies securities	—	—	25	—	25	
Corporate debt	—	—	73	—	73	
State and municipal bonds	—	—	2	—	2	
Foreign corporate bonds	—	—	8	—	8	
Common stocks	69	69	85	85	—	
Mutual funds	754	754	941	941	—	
	$ 851	$ 851	$ 1,155	$ 1,047	$ 108	
Pooled funds	595		632			
Total	$ 1,446		$ 1,787			

Cash and Short-Term Investments: Cash and short-term investments consist of money market funds with daily liquidity.

U.S. Government and Agencies Securities: U.S. government and agencies securities consist of U.S. Treasury notes and other debt securities backed by the U.S. government and related agencies. These securities are valued based on quoted market prices.

Corporate Debt: Corporate debt investments consist of investment grade bonds of U.S. issuers from diverse industries. These securities are valued based on quoted market prices, when available, or yields available on comparable securities of issuers with similar credit ratings.

State and Municipal Bonds: State and municipal bonds are valued using a matrix-pricing model that incorporates Level 2 market-based information. The fair value of the bonds is derived from various observable inputs, including benchmark yields, reported securities trades, broker/dealer quotes, bond ratings, and general information on market movements for investment grade state and municipal securities normally considered by market participants when pricing such debt securities.

Foreign Corporate Bonds: Foreign corporate debt securities are valued based on quoted market prices, when available, or on yields available on comparable securities of issuers with similar credit ratings.

Common Stocks: Common stocks in the OPEB Plan consist of equity securities that are actively managed and tracked to the S&P 500 Index. These securities are valued at their quoted closing prices.

Mutual Funds: Mutual funds represent shares in registered investment companies that are priced based on the daily quoted net asset values that are publicly available and are the basis for transactions to buy or sell shares in the funds.

Pooled Funds: Pooled funds include both common and collective trust funds as well as special funds that contain only employee benefit plan assets from two or more unrelated benefit plans. These funds primarily consist of U.S. and foreign equity securities, but also include U.S. and foreign fixed-income securities and multi-asset investments. Since these investments are valued at their net asset value as a practical expedient, they are not classified in the fair value hierarchy.

Asset Allocations: Presented in the following table are the investment components of the assets of CMS Energy's DB Pension Plans and OPEB Plan as of December 31, 2022:

	DB Pension Plans	OPEB Plan
Equity securities	38.0%	55.0%
Fixed-income securities	47.0	38.0
Real asset investments	11.0	5.0
Cash and cash equivalents	4.0	2.0
	100.0%	100.0%

CMS Energy's target 2022 asset allocation for the assets of the DB Pension Plans was 50-percent equity, 40-percent fixed income, and ten-percent real assets.

CMS Energy established union and non-union VEBA trusts to fund future retiree health and life insurance benefits. These trusts are funded through the ratemaking process for Consumers and through direct contributions from the non-utility subsidiaries. CMS Energy's target 2022 asset allocation for the health trusts was 51-percent equity, 39-percent fixed income, and ten-percent real assets. CMS Energy's target asset allocation for the life trusts was 53-percent equity, 32-percent fixed income, and 15-percent multi-asset investments.

The goal of these target allocations was to maximize the long-term return on plan assets, while maintaining a prudent level of risk. The level of acceptable risk is a function of the liabilities of the plans. Equity investments are diversified mostly across the S&P 500 Index, with lesser allocations to the S&P MidCap and SmallCap Indexes and Foreign Equity Funds. Fixed-income investments are diversified across investment grade instruments of government and corporate issuers, as well as high-yield and global bond funds. Real asset investments are diversified across real estate investment trusts, public infrastructure, and public resource equity. Multi-asset investments are global tactical asset allocations. CMS Energy uses annual liability measurements, quarterly portfolio reviews, and periodic asset/liability studies to evaluate the need for adjustments to the portfolio allocations.

Contributions: Contributions comprise required amounts and discretionary contributions. Neither CMS Energy nor Consumers made any contributions in 2022 or 2021, or plans to contribute to the DB Pension Plans or OPEB Plan in 2023. Actual future contributions will depend on future investment performance, discount rates, and various factors related to the participants of the DB Pension Plans and OPEB Plan. CMS Energy and Consumers will, at a minimum, contribute to the plans as needed to comply with federal funding requirements.

Benefit Payments: Presented in the following table are the expected benefit payments for each of the next five years and the five-year period thereafter:

					In Millions
	DB Pension Plans		**DB SERP**		**OPEB Plan**
CMS Energy, including Consumers					
2023	$	160	$	10	$	55
2024		158		10		57
2025		161		10		58
2026		160		10		59
2027		159		10		60
2028-2032		790		45		312
Consumers					
2023	$	150	$	7	$	52
2024		149		7		54
2025		151		7		55
2026		151		7		56
2027		150		7		58
2028-2032		745		30		298

Collective Bargaining Agreements: At December 31, 2022, unions represented 41 percent of CMS Energy's employees and 42 percent of Consumers' employees. The UWUA represents Consumers' operating, maintenance, construction, and customer contact center employees. The USW represents Zeeland plant employees. The UWUA and USW agreements expire in 2025.

11: Stock-based Compensation

CMS Energy and Consumers provide a PISP to officers, employees, and non-employee directors based on their contributions to the successful management of the company. The PISP has a ten-year term, expiring in May 2030.

In 2022, all awards were in the form of restricted stock or restricted stock units. The PISP also allows for unrestricted common stock, stock options, stock appreciation rights, phantom shares, performance units, and incentive options, none of which was granted in 2022, 2021, or 2020.

Shares awarded or subject to stock options, phantom shares, or performance units may not exceed 6.5 million shares from June 2020 through May 2030. CMS Energy and Consumers may issue awards of up to 5,417,727 shares of common stock under the PISP as of December 31, 2022. Shares for which payment or exercise is in cash, as well as shares that expire, terminate, or are canceled or forfeited, may be awarded or granted again under the PISP.

All awards under the PISP vest fully upon death. Upon a change of control of CMS Energy or termination under an officer separation agreement, the awards will vest in accordance with specific officer agreements. If stated in the award, for restricted stock recipients who terminate employment due to retirement or disability, a pro-rata portion of the award will vest upon termination, with any market-based award also contingent upon the outcome of the market condition and any performance-based award contingent upon the outcome of the performance condition. The pro-rata portion is equal to the portion of the service period served between the award grant date and the employee's termination date. The remaining portion of the awards will be forfeited. All awards for directors vest fully upon retirement. Restricted shares may be forfeited if employment terminates for any other reason or if the minimum service requirements are not met, as described in the award document.

Restricted Stock Awards: Restricted stock awards for employees under the PISP are in the form of performance-based, market-based, and time-lapse restricted stock. Award recipients receive shares of CMS Energy common stock that have dividend and voting rights. The dividends on time-lapse restricted stock are paid in cash or in CMS Energy common stock. The dividends on performance-based and market-based restricted stock are paid in restricted shares equal to the value of the dividends. These additional restricted shares are subject to the same vesting conditions as the underlying restricted stock shares.

Performance-based restricted stock vesting is contingent on meeting at least a 36-month service requirement and a performance condition. The performance condition is based on an adjusted measure of CMS Energy's EPS growth relative to a peer group over a three-year period. The awards granted in 2022, 2021, and 2020 require a 38-month service period. Market-based restricted stock vesting is generally contingent on meeting a three-year service requirement and a market condition. The market condition is based on a comparison of CMS Energy's total shareholder return with the median total shareholder return of a peer group over the same three-year period. Depending on the outcome of the performance condition or the market condition, a recipient may earn a total award ranging from zero to 200 percent of the initial grant. Time-lapse restricted stock generally vests after a service period of three years.

Restricted Stock Units: In 2022, 2021, and 2020, CMS Energy and Consumers granted restricted stock units to certain non-employee directors who elected to defer their restricted stock awards. The restricted stock units generally vest after a service period of one year or, if earlier, at the next annual meeting. The restricted stock units will be distributed to the recipients as shares in accordance with the directors' deferral agreements. Restricted stock units do not have voting rights, but do have dividend rights. In lieu of cash dividend payments, the dividends on restricted stock units are paid in additional units equal to the value of the dividends. These additional restricted stock units are subject to the same vesting and distribution conditions as the underlying restricted stock units. No restricted stock units were forfeited during 2022.

Presented in the following tables is the activity for restricted stock and restricted stock units under the PISP:

Year Ended December 31, 2022	CMS Energy, including Consumers		Consumers	
	Number of Shares	Weighted-Average Grant Date Fair Value per Share	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Nonvested at beginning of period	932,573	$ 56.56	887,085	$ 56.56
Granted				
Restricted stock	534,386	48.69	506,911	48.57
Restricted stock units	14,255	56.13	13,611	56.07
Vested				
Restricted stock	(395,069)	36.27	(378,759)	36.28
Restricted stock units	(14,170)	52.95	(13,377)	52.79
Forfeited – restricted stock	(42,452)	60.75	(37,325)	60.87
Nonvested at end of period	1,029,523	$ 60.13	978,146	$ 60.15

Year Ended December 31, 2022	CMS Energy, including Consumers	Consumers
Granted		
Time-lapse awards	123,067	116,881
Market-based awards	141,287	133,450
Performance-based awards	141,287	133,450
Restricted stock units	11,810	11,265
Dividends on market-based awards	15,864	15,085
Dividends on performance-based awards	16,216	15,423
Dividends on restricted stock units	2,445	2,346
Additional market-based shares based on achievement of condition	52,627	50,428
Additional performance-based shares based on achievement of condition	44,038	42,194
Total granted	548,641	520,522

CMS Energy and Consumers charge the fair value of the restricted stock awards to expense over the required service period and charge the fair value of the restricted stock units to expense immediately. For performance-based awards, CMS Energy and Consumers estimate the number of shares expected to vest at the end of the performance period based on the probable achievement of the performance objective. Performance-based and market-based restricted stock awards have graded vesting features for retirement-eligible employees, and CMS Energy and Consumers recognize expense for those awards on a graded vesting schedule over the required service period. Expense for performance-based and market-based restricted stock awards for non-retirement-eligible employees and time-lapse awards is recognized on a straight-line basis over the required service period.

The fair value of performance-based and time-lapse restricted stock and restricted stock units is based on the price of CMS Energy's common stock on the grant date. The fair value of market-based restricted stock awards is calculated on the grant date using a Monte Carlo simulation. CMS Energy and Consumers base expected volatilities on the historical volatility of the price of CMS Energy common stock. The risk-free rate for valuation of the market-based restricted stock awards was based on the three-year U.S. Treasury yield at the award grant date.

Presented in the following table are the most significant assumptions used to estimate the fair value of the market-based restricted stock awards:

Years Ended December 31	2022	2021	2020
Expected volatility	27.3%	27.6%	14.2%
Expected dividend yield	2.8	2.8	2.4
Risk-free rate	1.4	0.2	1.6

Presented in the following table is the weighted-average grant-date fair value of all awards under the PISP:

			In Millions
Years Ended December 31	2022	2021	2020
CMS Energy, including Consumers			
Weighted-average grant-date fair value per share			
Restricted stock granted	$ 48.69	$ 43.52	$ 45.56
Restricted stock units granted	56.13	54.11	49.76
Consumers			
Weighted-average grant-date fair value per share			
Restricted stock granted	$ 48.57	$ 42.85	$ 45.53
Restricted stock units granted	56.07	53.93	49.70

Presented in the following table are amounts related to restricted stock awards and restricted stock units:

			In Millions
Years Ended December 31	2022	2021	2020
CMS Energy, including Consumers			
Fair value of shares that vested during the year	$ 27	$ 25	$ 22
Compensation expense recognized	26	22	11
Income tax benefit recognized	—	1	3
Consumers			
Fair value of shares that vested during the year	$ 25	$ 24	$ 21
Compensation expense recognized	25	21	10
Income tax benefit recognized	—	1	3

At December 31, 2022, $28 million of total unrecognized compensation cost was related to restricted stock for CMS Energy, including Consumers, and $27 million of total unrecognized compensation cost was related to restricted stock for Consumers. CMS Energy and Consumers expect to recognize this cost over a weighted-average period of two years.

12: Income Taxes

CMS Energy and its subsidiaries file a consolidated U.S. federal income tax return as well as a Michigan Corporate Income Tax return for the unitary business group and various other state unitary group combined income tax returns. Income taxes are allocated based on each company's separate taxable income in accordance with the CMS Energy tax sharing agreement.

Presented in the following table is the difference between actual income tax expense on continuing operations and income tax expense computed by applying the statutory U.S. federal income tax rate:

			In Millions, Except Tax Rate
Years Ended December 31	2022	2021	2020
CMS Energy, including Consumers			
Income from continuing operations before income taxes	$ 902	$ 823	$ 809
Income tax expense at statutory rate	189	173	170
Increase (decrease) in income taxes from:			
State and local income taxes, net of federal effect	51	39	44
TCJA excess deferred taxes[1]	(65)	(50)	(35)
Production tax credits	(45)	(40)	(28)
Accelerated flow-through of regulatory tax benefits[2]	(39)	(28)	(13)
Research and development tax credits, net[3]	(2)	(3)	(11)
Refund of alternative minimum tax sequestration[4]	—	—	(9)
Other, net	4	4	(3)
Income tax expense	$ 93	$ 95	$ 115
Effective tax rate	10.3%	11.5%	14.2%
Consumers			
Income from continuing operations before income taxes	$1,085	$1,024	$ 989
Income tax expense at statutory rate	228	215	208
Increase (decrease) in income taxes from:			
State and local income taxes, net of federal effect	59	54	47
TCJA excess deferred taxes[1]	(65)	(50)	(35)
Accelerated flow-through of regulatory tax benefits[2]	(39)	(28)	(13)
Production tax credits	(40)	(33)	(19)
Research and development tax credits, net[3]	(1)	(3)	(11)
Other, net	(2)	1	(4)
Income tax expense	$ 140	$ 156	$ 173
Effective tax rate	12.9%	15.2%	17.5%

[1] In 2020, the MPSC authorized Consumers to accelerate the amortization of a gas regulatory liability associated with unprotected, non-property-related excess deferred income taxes resulting from the TCJA. The regulatory liability, which was previously scheduled to be amortized through 2029, has now been fully amortized.

[2] In 2020, the MPSC authorized Consumers to accelerate the amortization of income tax benefits associated with the cost to remove gas plant assets. These tax benefits, which were previously scheduled to be amortized through 2025, have now been fully amortized.

3   In 2022, CMS Energy finalized a study of research and development tax credits for tax years 2019 through 2021. As a result, Consumers recognized a $1 million decrease in the credit, net of reserves for uncertain tax positions. There was no impact at the consolidated level. In 2020, CMS Energy finalized a study of research and development tax credits for tax years 2012 through 2018. As a result, in 2020, CMS Energy, including Consumers, recognized a $9 million increase in the credit, net of reserves for uncertain tax positions. Of this amount, $8 million was recognized at Consumers.

4   In 2020, the IRS issued a decision restoring alternative minimum tax credit refunds sequestered in years prior to 2018. As a result, in 2020, CMS Energy recognized a $9 million income tax benefit for sequestered amounts related to its 2017 tax return. CMS Energy received the refund in April 2020.

Presented in the following table are the significant components of income tax expense on continuing operations:

					In Millions	
Years Ended December 31		2022		2021		2020
CMS Energy, including Consumers						
Current income taxes						
Federal	$	6	$	(1)	$	(35)
State and local		—		1		(2)
	$	6	$	—	$	(37)
Deferred income taxes						
Federal		4		49		100
State and local		65		49		57
	$	69	$	98	$	157
Deferred income tax credit		18		(3)		(5)
Tax expense	$	93	$	95	$	115
Consumers						
Current income taxes						
Federal	$	(2)	$	(13)	$	3
State and local		8		15		(7)
	$	6	$	2	$	(4)
Deferred income taxes						
Federal		50		103		115
State and local		66		54		67
	$	116	$	157	$	182
Deferred income tax credit		18		(3)		(5)
Tax expense	$	140	$	156	$	173

Presented in the following table are the principal components of deferred income tax assets (liabilities) recognized:

					In Millions
December 31		2022			2021
CMS Energy, including Consumers					
Deferred income tax assets					
Tax loss and credit carryforwards	$	385	$		332
Net regulatory tax liability		318			349
Reserves and accruals		35			32
Total deferred income tax assets	$	738	$		713
Valuation allowance		(2)			(2)
Total deferred income tax assets, net of valuation allowance	$	736	$		711
Deferred income tax liabilities					
Plant, property, and equipment	$	(2,515)	$	(2,395)
Employee benefits		(433)			(399)
Gas inventory		(53)			(22)
Securitized costs		(39)			(46)
Other		(103)			(59)
Total deferred income tax liabilities	$	(3,143)	$	(2,921)
Total net deferred income tax liabilities	$	(2,407)	$	(2,210)
Consumers					
Deferred income tax assets					
Net regulatory tax liability	$	318	$		349
Tax loss and credit carryforwards		145			134
Reserves and accruals		28			24
Total deferred income tax assets	$	491	$		507
Deferred income tax liabilities					
Plant, property, and equipment	$	(2,458)	$	(2,341)
Employee benefits		(423)			(388)
Gas inventory		(53)			(22)
Securitized costs		(39)			(46)
Other		(103)			(50)
Total deferred income tax liabilities	$	(3,076)	$	(2,847)
Total net deferred income tax liabilities	$	(2,585)	$	(2,340)

Deferred tax assets and liabilities are recognized for the estimated future tax effect of temporary differences between the tax basis of assets or liabilities and the reported amounts on CMS Energy's and Consumers' consolidated financial statements.

Presented in the following table are the tax loss and credit carryforwards at December 31, 2022:

	Tax Attribute		Expiration
			In Millions
CMS Energy, including Consumers			
State net operating loss carryforwards	$	60	2030 – 2032
Local net operating loss carryforwards		3	2024 – 2040
General business credits		320	2035 – 2042
Federal charitable contribution carryforwards		2	2025
Total tax attributes	$	385	
Consumers			
State net operating loss carryforwards	$	46	2030
General business credits		99	2035 – 2042
Total tax attributes	$	145	

CMS Energy has provided a valuation allowance of $2 million for the local tax loss carryforward. CMS Energy and Consumers expect to utilize fully their tax loss and credit carryforwards for which no valuation allowance has been provided. It is reasonably possible that further adjustments will be made to the valuation allowances within one year.

Presented in the following table is a reconciliation of the beginning and ending amount of uncertain tax benefits:

						In Millions
Years Ended December 31		2022		2021		2020
CMS Energy, including Consumers						
Balance at beginning of period	$	27	$	25	$	23
Additions for current-year tax positions		1		2		1
Additions for prior-year tax positions		1		—		3
Reductions for prior-year tax positions		(1)		—		(2)
Balance at end of period	$	28	$	27	$	25
Consumers						
Balance at beginning of period	$	34	$	31	$	34
Additions for current-year tax positions		3		3		1
Additions for prior-year tax positions		1		—		4
Reductions for prior-year tax positions		(2)		—		(8)
Balance at end of period	$	36	$	34	$	31

If recognized, all of these uncertain tax benefits would affect CMS Energy's and Consumers' annual effective tax rates in future years. One uncertain tax benefit relates to the methodology of state apportionment for Consumers' electricity sales to MISO. The Michigan Tax Tribunal heard oral arguments on this methodology during 2022. A final conclusion is not anticipated in the next 12 months.

CMS Energy and Consumers recognize accrued interest and penalties, where applicable, as part of income tax expense. CMS Energy, including Consumers, recognized no interest or penalties for each of the years ended December 31, 2022, 2021, or 2020.

The amount of income taxes paid is subject to ongoing audits by federal, state, local, and foreign tax authorities, which can result in proposed assessments. CMS Energy's federal income tax returns for 2019 and subsequent years remain subject to examination by the IRS. CMS Energy's Michigan Corporate Income Tax returns for 2013 and subsequent years remain subject to examination by the State of Michigan. CMS Energy's and Consumers' estimate of the potential outcome for any uncertain tax issue is highly judgmental. CMS Energy and Consumers believe that their accrued tax liabilities at December 31, 2022 were adequate for all years.

13: Earnings Per Share—CMS Energy

Presented in the following table are CMS Energy's basic and diluted EPS computations based on income from continuing operations:

			In Millions, Except Per Share Amounts		
Years Ended December 31		2022		2021	2020
Income available to common stockholders					
Income from continuing operations	$	809	$ 728	$	694
Less loss attributable to noncontrolling interests		(24)	(23)		(3)
Less preferred stock dividends		10	5		—
Income from continuing operations available to common stockholders – basic and diluted	$	823	$ 746	$	697
Average common shares outstanding					
Weighted-average shares – basic		289.5	289.0		285.0
Add dilutive nonvested stock awards		0.3	0.5		0.7
Add dilutive forward equity sale contracts		0.2	—		0.6
Weighted-average shares – diluted		290.0	289.5		286.3
Income from continuing operations per average common share available to common stockholders					
Basic	$	2.84	$ 2.58	$	2.45
Diluted		2.84	2.58		2.44

Nonvested Stock Awards

CMS Energy's nonvested stock awards are composed of participating and non-participating securities. The participating securities accrue cash dividends when common stockholders receive dividends. Since the recipient is not required to return the dividends to CMS Energy if the recipient forfeits the award, the nonvested stock awards are considered participating securities. As such, the participating nonvested stock awards were included in the computation of basic EPS. The non-participating securities accrue stock dividends that vest concurrently with the stock award. If the recipient forfeits the award, the stock dividends accrued on the non-participating securities are also forfeited. Accordingly, the non-participating awards and stock dividends were included in the computation of diluted EPS, but not in the computation of basic EPS.

Forward Equity Sale Contracts

CMS Energy has entered into forward equity sale contracts. These forward equity sale contracts are non-participating securities. While the forward sale price in the forward equity sale contract is decreased on certain dates by certain predetermined amounts to reflect expected dividend payments, these price adjustments were set upon inception of the agreement and the forward contract does not give the owner the right to participate in undistributed earnings. Accordingly, the forward equity sale contracts were included in the computation of diluted EPS, but not in the computation of basic EPS. For further details on the forward equity sale contracts, see Note 4, Financings and Capitalization.

14: Revenue

Presented in the following tables are the components of operating revenue:

In Millions

Year Ended December 31, 2022	Electric Utility	Gas Utility	NorthStar Clean Energy[1]	Consolidated
CMS Energy, including Consumers				
Consumers utility revenue	$ 5,395	$ 2,720	$ —	$ 8,115
Other	—	—	205	205
Revenue recognized from contracts with customers	$ 5,395	$ 2,720	$ 205	$ 8,320
Leasing income	—	—	240	240
Financing income	10	6	—	16
Consumers alternative-revenue programs	43	14	—	57
Consumers revenues to be refunded	(29)	(8)	—	(37)
Total operating revenue – CMS Energy	$ 5,419	$ 2,732	$ 445	$ 8,596
Consumers				
Consumers utility revenue				
Residential	$ 2,523	$ 1,879		$ 4,402
Commercial	1,733	559		2,292
Industrial	792	75		867
Other	347	207		554
Revenue recognized from contracts with customers	$ 5,395	$ 2,720		$ 8,115
Financing income	10	6		16
Alternative-revenue programs	43	14		57
Revenues to be refunded	(29)	(8)		(37)
Total operating revenue – Consumers	$ 5,419	$ 2,732		$ 8,151

[1] Amounts represent NorthStar Clean Energy's operating revenue from independent power production and its sales of energy commodities.

	In Millions			
Year Ended December 31, 2021	Electric Utility	Gas Utility	NorthStar Clean Energy[1]	Consolidated
CMS Energy, including Consumers				
Consumers utility revenue	$ 4,915	$ 2,046	$ —	$ 6,961
Other	—	—	114	114
Revenue recognized from contracts with customers	$ 4,915	$ 2,046	$ 114	$ 7,075
Leasing income	—	—	194	194
Financing income	10	5	—	15
Consumers alternative-revenue programs	33	12	—	45
Total operating revenue – CMS Energy	$ 4,958	$ 2,063	$ 308	$ 7,329
Consumers				
Consumers utility revenue				
Residential	$ 2,402	$ 1,396		$ 3,798
Commercial	1,573	396		1,969
Industrial	624	54		678
Other	316	200		516
Revenue recognized from contracts with customers	$ 4,915	$ 2,046		$ 6,961
Financing income	10	5		15
Alternative-revenue programs	33	12		45
Total operating revenue – Consumers	$ 4,958	$ 2,063		$ 7,021

[1] Amounts represent NorthStar Clean Energy's operating revenue from independent power production and its sales of energy commodities.

Year Ended December 31, 2020		Electric Utility	Gas Utility		NorthStar Clean Energy[1]		Consolidated
CMS Energy, including Consumers							
Consumers utility revenue	$	4,348	$ 1,809	$	—	$	6,157
Other		—	—		81		81
Revenue recognized from contracts with customers	$	4,348	$ 1,809	$	81	$	6,238
Leasing income		—	—		148		148
Financing income		11	6		—		17
Consumers alternative-revenue programs		29	14		—		43
Consumers revenues to be refunded		(16)	(12)		—		(28)
Total operating revenue – CMS Energy	$	4,372	$ 1,817	$	229	$	6,418
Consumers							
Consumers utility revenue							
Residential	$	2,109	$ 1,232			$	3,341
Commercial		1,444	337				1,781
Industrial		570	46				616
Other		225	194				419
Revenue recognized from contracts with customers	$	4,348	$ 1,809			$	6,157
Financing income		11	6				17
Alternative-revenue programs		29	14				43
Revenues to be refunded		(16)	(12)				(28)
Total operating revenue – Consumers	$	4,372	$ 1,817			$	6,189

[1]   Amounts represent NorthStar Clean Energy's operating revenue from independent power production and its sales of energy commodities.

Electric and Gas Utilities

Consumers Utility Revenue: Consumers recognizes revenue primarily from the sale of electric and gas utility services at tariff-based rates regulated by the MPSC. Consumers' customer base consists of a mix of residential, commercial, and diversified industrial customers. Consumers' tariff-based sales performance obligations are described below.

- Consumers has performance obligations for the service of standing ready to deliver electricity or natural gas to customers, and it satisfies these performance obligations over time. Consumers recognizes revenue at a fixed rate as it provides these services. These arrangements generally do not have fixed terms and remain in effect as long as the customer consumes the utility service. The rates are set by the MPSC through the rate-making process and represent the stand-alone selling price of Consumers' service to stand ready to deliver.

- Consumers has performance obligations for the service of delivering the commodity of electricity or natural gas to customers, and it satisfies these performance obligations upon delivery. Consumers recognizes revenue at a price per unit of electricity or natural gas delivered, based on the tariffs established by the MPSC. These arrangements generally do not have fixed terms and remain in effect as long as the customer consumes the utility service. The rates are set by the MPSC through the rate-making process and represent the stand-alone selling price of a bundled product comprising the commodity, electricity or natural gas, and the service of delivering such commodity.

In some instances, Consumers has specific fixed-term contracts with large commercial and industrial customers to provide electricity or gas at certain tariff rates or to provide gas transportation services at contracted rates. The amount of electricity and gas to be delivered under these contracts and the associated future revenue to be received are generally dependent on the customers' needs. Accordingly, Consumers recognizes revenues at the tariff or contracted rate as electricity or gas is delivered to the customer. Consumers also has other miscellaneous contracts with customers related to pole and other property rentals, appliance service plans, and utility contract work. Generally, these contracts are short term or evergreen in nature.

Accounts Receivable and Unbilled Revenues: Accounts receivable comprise trade receivables and unbilled receivables. CMS Energy and Consumers record their accounts receivable at cost less an allowance for uncollectible accounts. The allowance is increased for uncollectible accounts expense and decreased for account write-offs net of recoveries. CMS Energy and Consumers establish the allowance based on historical losses, management's assessment of existing economic conditions, customer payment trends, and reasonable and supported forecast information. CMS Energy and Consumers assess late payment fees on trade receivables based on contractual past-due terms established with customers. Accounts are written off when deemed uncollectible, which is generally when they become six months past due.

For the year ended December 31, 2022, CMS Energy and Consumers recorded uncollectible accounts expense of $50 million, which included a commitment to contribute $10 million to directly assist vulnerable customers with utility bills. CMS Energy and Consumers recorded uncollectible accounts expense of $22 million for the year ended December 31, 2021 and $33 million for the year ended December 31, 2020.

Consumers' customers are billed monthly in cycles having billing dates that do not generally coincide with the end of a calendar month. This results in customers having received electricity or natural gas that they have not been billed for as of the month-end. Consumers estimates its unbilled revenues by applying an average billed rate to total unbilled deliveries for each customer class. Unbilled revenues, which are recorded as accounts receivable and accrued revenue on CMS Energy's and Consumers' consolidated balance sheets, were $663 million at December 31, 2022 and $486 million at December 31, 2021.

Alternative-Revenue Programs: Consumers accounts for its energy waste reduction incentive mechanism and financial compensation mechanism as alternative-revenue programs. Consumers recognizes revenue related to the energy waste reduction incentive as soon as energy savings exceed the annual targets established by the MPSC and recognizes revenue related to the financial compensation mechanism as payments are made on MPSC-approved PPAs. For additional information on these mechanisms, see Note 2, Regulatory Matters.

Under a gas revenue decoupling mechanism authorized by the MPSC, Consumers is allowed to adjust future gas rates for differences between Consumers' actual weather-normalized, non-fuel revenues and the revenues approved by the MPSC. Consumers accounts for this program as an alternative-revenue program that meets the criteria for recognizing the effects of decoupling adjustments on revenue as gas is delivered.

Consumers does not reclassify revenue from its alternative-revenue program to revenue from contracts with customers at the time the amounts are collected from customers.

Revenues to Be Refunded: In 2020, the MPSC issued an order authorizing Consumers to refund $28 million voluntarily to utility customers. This amount was refunded to customers during 2021 and 2022 in the form of incremental spending above amounts included in rates on various programs.

In December 2022, the MPSC issued an order authorizing Consumers to refund $22 million voluntarily to utility customers. Additionally, in the settlement of its 2022 electric rate case, Consumers agreed to refund voluntarily $15 million of 2022 revenues to utility customers through a one-time bill credit. For additional information, see Note 2, Regulatory Matters.

15: Other Income and Other Expense

Presented in the following table are the components of other income and other expense at CMS Energy and Consumers:

						In Millions
Years Ended December 31		2022		2021		2020
CMS Energy, including Consumers						
Other income						
Interest income	$	5	$	3	$	4
Interest income - related parties		—		—		7
Allowance for equity funds used during construction		6		8		6
Income from equity method investees		3		10		5
All other		5		9		6
Total other income – CMS Energy	$	19	$	30	$	28
Consumers						
Other income						
Interest income	$	2	$	2	$	3
Interest income - related parties		5		5		5
Allowance for equity funds used during construction		6		8		6
All other		4		8		5
Total other income – Consumers	$	17	$	23	$	19
CMS Energy, including Consumers						
Other expense						
Donations	$	(9)	$	(6)	$	(35)
Civic and political expenditures		(6)		(5)		(5)
Loss on reacquired and extinguished debt		—		—		(16)
All other		(12)		(7)		(6)
Total other expense – CMS Energy	$	(27)	$	(18)	$	(62)
Consumers						
Other expense						
Donations	$	(9)	$	(6)	$	(33)
Civic and political expenditures		(6)		(5)		(5)
All other		(10)		(7)		(5)
Total other expense – Consumers	$	(25)	$	(18)	$	(43)

16: Reportable Segments

Reportable segments consist of business units defined by the products and services they offer. CMS Energy and Consumers evaluate the performance of each segment based on its contribution to net income available to CMS Energy's common stockholders.

Accounting policies for CMS Energy's and Consumers' segments are as described in Note 1, Significant Accounting Policies. The consolidated financial statements reflect the assets, liabilities, revenues, and expenses of the individual segments when appropriate. Accounts are allocated among the segments when common accounts are attributable to more than one segment. The allocations are based on certain measures of business activities, such as revenue, labor dollars, customers, other operating and maintenance expense, construction expense, leased property, taxes, or functional surveys. For example, customer receivables are allocated based on revenue, and pension provisions are allocated based on labor dollars.

Inter-segment sales and transfers are accounted for at current market prices and are eliminated in consolidated net income available to common stockholders by segment. Inter-segment sales and transfers were immaterial for all periods presented.

CMS Energy

The segments reported for CMS Energy are:

- electric utility, consisting of regulated activities associated with the generation, purchase, distribution, and sale of electricity in Michigan
- gas utility, consisting of regulated activities associated with the purchase, transmission, storage, distribution, and sale of natural gas in Michigan
- NorthStar Clean Energy (formerly known as the enterprises segment), consisting of various subsidiaries engaging in domestic independent power production, including the development and operation of renewable generation, and the marketing of independent power production

In August 2022, CMS Enterprises Company changed its legal name to NorthStar Clean Energy Company. To align the segment reporting with the legal organizational structure and the internal reporting of CMS Energy, the enterprises segment will now be referred to as NorthStar Clean Energy. There were no changes to CMS Energy's reportable segment composition as a result of this name change.

In October 2021, EnerBank was acquired by Regions Bank. As a result, EnerBank was removed from the composition of CMS Energy's reportable segments. EnerBank's results of operations through the date of the sale are presented as income from discontinued operations on CMS Energy's consolidated statements of income. For information regarding the sale of EnerBank, see Note 19, Exit Activities and Discontinued Operations.

CMS Energy presents corporate interest and other expenses, discontinued operations, and Consumers' other consolidated entities within other reconciling items.

Consumers

The segments reported for Consumers are:

- electric utility, consisting of regulated activities associated with the generation, purchase, distribution, and sale of electricity in Michigan
- gas utility, consisting of regulated activities associated with the purchase, transmission, storage, distribution, and sale of natural gas in Michigan

Consumers' other consolidated entities are presented within other reconciling items.

Presented in the following tables is financial information by segment:

			In Millions
Years Ended December 31	2022	2021	2020
CMS Energy, including Consumers			
Operating revenue			
Electric utility	$ 5,419	$ 4,958	$ 4,372
Gas utility	2,732	2,063	1,817
NorthStar Clean Energy	445	308	229
Total operating revenue – CMS Energy	$ 8,596	$ 7,329	$ 6,418
Consumers			
Operating revenue			
Electric utility	$ 5,419	$ 4,958	$ 4,372
Gas utility	2,732	2,063	1,817
Total operating revenue – Consumers	$ 8,151	$ 7,021	$ 6,189
CMS Energy, including Consumers			
Depreciation and amortization			
Electric utility	$ 757	$ 772	$ 739
Gas utility	330	304	283
NorthStar Clean Energy	38	37	20
Other reconciling items	1	1	1
Total depreciation and amortization – CMS Energy	$ 1,126	$ 1,114	$ 1,043
Consumers			
Depreciation and amortization			
Electric utility	$ 757	$ 772	$ 739
Gas utility	330	304	283
Other reconciling items	1	1	1
Total depreciation and amortization – Consumers	$ 1,088	$ 1,077	$ 1,023

Years Ended December 31	2022		2021		2020	
CMS Energy, including Consumers						
Income from equity method investees[1]						
NorthStar Clean Energy	$	3	$	10	$	5
Total income from equity method investees – CMS Energy	$	3	$	10	$	5
CMS Energy, including Consumers						
Interest charges						
Electric utility	$	218	$	207	$	217
Gas utility		116		104		102
NorthStar Clean Energy		3		6		7
Other reconciling items		182		183		179
Total interest charges – CMS Energy	$	519	$	500	$	505
Consumers						
Interest charges						
Electric utility	$	218	$	207	$	217
Gas utility		116		104		102
Other reconciling items		1		—		1
Total interest charges – Consumers	$	335	$	311	$	320
CMS Energy, including Consumers						
Income tax expense (benefit)						
Electric utility	$	109	$	117	$	115
Gas utility		32		39		58
NorthStar Clean Energy		3		(2)		(4)
Other reconciling items		(51)		(59)		(54)
Total income tax expense – CMS Energy	$	93	$	95	$	115
Consumers						
Income tax expense (benefit)						
Electric utility	$	109	$	117	$	115
Gas utility		32		39		58
Other reconciling items		(1)		—		—
Total income tax expense – Consumers	$	140	$	156	$	173

Years Ended December 31	2022	2021	2020
CMS Energy, including Consumers			
Net income (loss) available to common stockholders			
Electric utility	$ 567	$ 565	$ 554
Gas utility	378	302	261
NorthStar Clean Energy	34	23	36
Other reconciling items	(152)	458	(96)
Total net income available to common stockholders – CMS Energy	$ 827	$ 1,348	$ 755
Consumers			
Net income (loss) available to common stockholder			
Electric utility	$ 567	$ 565	$ 554
Gas utility	378	302	261
Other reconciling items	(2)	(1)	(1)
Total net income available to common stockholder – Consumers	$ 943	$ 866	$ 814
CMS Energy, including Consumers			
Plant, property, and equipment, gross			
Electric utility[2]	$ 17,870	$ 18,147	$ 17,155
Gas utility[2]	11,443	10,601	9,581
NorthStar Clean Energy	1,148	1,122	1,113
Other reconciling items	30	23	21
Total plant, property, and equipment, gross – CMS Energy	$ 30,491	$ 29,893	$ 27,870
Consumers			
Plant, property, and equipment, gross			
Electric utility[2]	$ 17,870	$ 18,147	$ 17,155
Gas utility[2]	11,443	10,601	9,581
Other reconciling items	29	23	21
Total plant, property, and equipment, gross – Consumers	$ 29,342	$ 28,771	$ 26,757
CMS Energy, including Consumers			
Investments in equity method investees[1]			
NorthStar Clean Energy	$ 71	$ 71	$ 70
Total investments in equity method investees – CMS Energy	$ 71	$ 71	$ 70

Years Ended December 31	2022	2021	2020
CMS Energy, including Consumers			
Total assets			
Electric utility[2]	$ 17,907	$ 16,493	$ 15,829
Gas utility[2]	11,873	10,517	9,429
NorthStar Clean Energy	1,464	1,312	1,276
Other reconciling items	109	431	3,132
Total assets – CMS Energy	$ 31,353	$ 28,753	$ 29,666
Consumers			
Total assets			
Electric utility[2]	$ 17,968	$ 16,555	$ 15,893
Gas utility[2]	11,918	10,564	9,477
Other reconciling items	30	21	29
Total assets – Consumers	$ 29,916	$ 27,140	$ 25,399
CMS Energy, including Consumers			
Capital expenditures[3]			
Electric utility[4]	$ 1,265	$ 1,153	$ 1,281
Gas utility[4]	1,008	989	885
NorthStar Clean Energy	113	17	108
Other reconciling items	7	2	1
Total capital expenditures – CMS Energy	$ 2,393	$ 2,161	$ 2,275
Consumers			
Capital expenditures[3]			
Electric utility[4]	$ 1,265	$ 1,153	$ 1,281
Gas utility[4]	1,008	989	885
Other reconciling items	7	2	1
Total capital expenditures – Consumers	$ 2,280	$ 2,144	$ 2,167

[1] Consumers had no equity method investments.

[2] Amounts include a portion of Consumers' other common assets attributable to both the electric and gas utility businesses.

[3] Amounts include assets placed under finance lease.

[4] Amounts include a portion of Consumers' capital expenditures for plant and equipment attributable to both the electric and gas utility businesses.

17: Related-Party Transactions—Consumers

Consumers enters into a number of transactions with related parties in the normal course of business. These transactions include but are not limited to:

- purchases of electricity from affiliates of NorthStar Clean Energy
- payments to and from CMS Energy related to parent company overhead costs

Transactions involving power supply purchases from certain affiliates of NorthStar Clean Energy are based on avoided costs under PURPA, state law, and competitive bidding. The payment of parent company overhead costs is based on the use of accepted industry allocation methodologies. These payments are for costs that occur in the normal course of business.

Presented in the following table is Consumers' expense recorded from related-party transactions for the years ended December 31:

									In Millions
Description	Related Party		2022		2021		2020
Purchases of capacity and energy	Affiliates of NorthStar Clean Energy	$	76	$	77	$	64

Amounts payable to related parties for purchased power and other services were $20 million at December 31, 2022 and $22 million at December 31, 2021. Accounts receivable from related parties were $8 million at December 31, 2022 and $7 million at December 31, 2021.

CMS Energy has a demand note payable to the DB SERP rabbi trust. The demand note bears interest at an annual rate of 4.10 percent and has a maturity date of 2028. The portion of the demand note attributable to Consumers was recorded as a note receivable – related party on Consumers' consolidated balance sheets at December 31, 2022 and 2021.

Consumers has a natural gas transportation agreement with a subsidiary of CMS Energy that extends through 2038, related to a pipeline owned by Consumers. For additional details about the agreement, see Note 8, Leases.

In June 2021, Consumers entered into an agreement with DIG, CMS Generation Michigan Power, and CMS ERM to purchase NorthStar Clean Energy's three natural gas-fueled generating units for $515 million, subject to certain adjustments. Consumers had proposed purchasing these generating units as part of its 2021 IRP. However, in accordance with the terms of the settlement agreement of its 2021 IRP, which was approved by the MPSC in June 2022, Consumers will not purchase these generating units.

In December 2022, Consumers renewed a short-term credit agreement with CMS Energy, permitting Consumers to borrow up to $500 million. For additional details about the agreement, see Note 4, Financings and Capitalization.

18: Variable Interest Entities

In June 2022, NorthStar Clean Energy sold a Class A membership interest in NWO Holdco to a tax equity investor for $49 million. NWO Holdco owns 100 percent of Northwest Ohio Wind, LLC, a 100-MW wind generation project in Paulding County, Ohio. NorthStar Clean Energy retained a Class B membership interest in NWO Holdco.

NorthStar Clean Energy has a 51-percent ownership interest in Aviator Wind Equity Holdings, which holds a Class B membership interest in Aviator Wind, the holding company of a 525-MW wind generation project in Coke County, Texas. The Class A membership interest in Aviator Wind is held by a tax equity investor.

Earnings, tax attributes, and cash flows generated by NWO Holdco and Aviator Wind are allocated among and distributed to the membership classes in accordance with the ratios specified in the associated limited liability company agreements; these ratios change over time and are not representative of the ownership interest percentages of each membership class. Since NWO Holdco's and Aviator Wind's income and cash flows are not distributed among their investors based on ownership interest percentages, NorthStar Clean Energy allocates the entities' income (loss) among the investors by applying the hypothetical liquidation at book value method. This method calculates each investor's earnings based on a hypothetical liquidation of the entities at the net book value of underlying assets as of the balance sheet date. The liquidation tax gain (loss) is allocated to each investor's capital account, resulting in income (loss) equal to the period change in the investor's capital account balance.

NWO Holdco, Aviator Wind Equity Holdings, and Aviator Wind are VIEs. In accordance with the associated limited liability company agreements, the tax equity investors are guaranteed preferred returns from NWO Holdco and Aviator Wind. However, NorthStar Clean Energy manages and controls the operating activities of NWO Holdco and Aviator Wind Equity Holdings (and, thereby, Aviator Wind). As a result, NorthStar Clean Energy is the primary beneficiary, as it has the power to direct the activities that most significantly impact the economic performance of the companies, as well as the obligation to absorb losses or the right to receive benefits from the companies. NorthStar Clean Energy consolidates NWO Holdco, Aviator Wind Equity Holdings, and Aviator Wind and presents the Class A membership interests and 49 percent of the Class B membership interest in Aviator Wind as noncontrolling interests.

Presented in the following table are the carrying values of the VIEs' assets and liabilities included on CMS Energy's consolidated balance sheets:

		2022		In Millions 2021
December 31				
Current				
Cash and cash equivalents	$	28	$	21
Restricted cash and cash equivalents		—		1
Accounts receivable		7		3
Prepayments and other current assets		3		2
Non-current				
Plant, property, and equipment, net		825		856
Total assets[1]	$	863	$	883
Current				
Accounts payable	$	15	$	17
Other current liabilities		—		2
Non-current				
Asset retirement obligations		24		23
Other non-current liabilities		—		4
Total liabilities	$	39	$	46

[1]   Assets may be used only to meet VIEs' obligations and commitments.

NorthStar Clean Energy is obligated under certain indemnities that protect the tax equity investors against losses incurred as a result of breaches of representations and warranties under the associated limited liability company agreements. For additional details on these indemnity obligations, see Note 3, Contingencies and Commitments—Guarantees.

Other VIEs: CMS Energy has variable interests in T.E.S. Filer City, Grayling, Genesee, and Craven. While CMS Energy owns 50 percent of each partnership, it is not the primary beneficiary of any of these partnerships because decision making is shared among unrelated parties, and no one party has the ability to direct the activities that most significantly impact the entities' economic performance, such as operations and maintenance, plant dispatch, and fuel strategy. The partners must agree on all major decisions for each of the partnerships.

Presented in the following table is information about these partnerships:

Name	Nature of the Entity	Nature of CMS Energy's Involvement
T.E.S. Filer City	Coal-fueled power generator	Long-term PPA between partnership and Consumers Employee assignment agreement
Grayling	Wood waste-fueled power generator	Long-term PPA between partnership and Consumers Reduced dispatch agreement with Consumers[1] Operating and management contract
Genesee	Wood waste-fueled power generator	Long-term PPA between partnership and Consumers Reduced dispatch agreement with Consumers[1] Operating and management contract
Craven	Wood waste-fueled power generator	Operating and management contract

[1] Reduced dispatch agreements allow the facilities to be dispatched based on the market price of power compared with the cost of production of the plants. This results in fuel cost savings that each partnership shares with Consumers' customers.

The creditors of these partnerships do not have recourse to the general credit of CMS Energy or Consumers. CMS Energy's maximum risk exposure to these partnerships is generally limited to its investment in the partnerships, which is included in investments on its consolidated balance sheets in the amount of $71 million at December 31, 2022 and 2021.

19:   Exit Activities and Discontinued Operations

Exit Activities: Under its Clean Energy Plan, Consumers will retire the D.E. Karn coal-fueled electric generating units in 2023. In 2019, Consumers announced a retention incentive program to ensure necessary staffing at the D.E. Karn generating complex through the anticipated retirement of the coal-fueled generating units. Based on the number of employees that have chosen to participate, the aggregate cost of the program through 2023 is estimated to be $35 million. In its order in Consumers' 2020 electric rate case, the MPSC approved deferred accounting treatment for these costs; Consumers began deferring these costs as a regulatory asset in 2021.

Under the 2021 IRP, Consumers will retire the J.H. Campbell coal-fueled generating units in 2025. Similar to the D.E. Karn program, Consumers is providing a retention incentive program to ensure necessary staffing at the J.H. Campbell generating complex through retirement. Based on the number of employees that have chosen to participate, the aggregate cost of the program through 2025 is estimated to be $50 million. Additionally, Consumers recognized $4 million related to severance benefits during the year ended December 31, 2022. This amount was recorded in other non-current liabilities on its consolidated balance sheets at December 31, 2022. The 2021 IRP provides deferred accounting treatment for the retention and severance costs recognized during 2022; deferral of costs beyond 2022 was approved as part of the 2022 electric rate case settlement.

As of December 31, 2022, the cumulative cost incurred and charged to expense related to the D.E. Karn retention incentive program was $16 million. Additionally, an amount of $4 million has been capitalized as a cost of plant, property, and equipment and an amount of $11 million has been deferred as a regulatory asset. The cumulative cost incurred and deferred as a regulatory asset related to the J.H. Campbell retention incentive program was $20 million.

Presented in the following table is a reconciliation of the retention benefit liability recorded in other liabilities on Consumers' consolidated balance sheets:

				In Millions
Years Ended December 31		2022		2021
Retention benefit liability at beginning of period	$	14	$	11
Costs deferred as a regulatory asset		24		7
Costs incurred and capitalized		—		1
Costs paid or settled		(17)		(5)
Retention benefit liability at the end of the period[1]	$	21	$	14

[1]   Includes current portion of other liabilities of $13 million at December 31, 2022 and $5 million at December 31, 2021.

Discontinued Operations: In October 2021, EnerBank was acquired by Regions Bank. CMS Energy received proceeds of over $1.0 billion from the transaction and recognized a pre-tax gain of $657 million in 2021. In March 2022, CMS Energy received $6 million of additional proceeds as the result of a post-closing adjustment. Net of related transaction costs, CMS Energy recognized a pre-tax gain of $5 million during 2022.

In December 2021, CMS Energy submitted a notice of disagreement to Regions Bank relating to a $36 million negative post-closing purchase price adjustment that it believed was inconsistent with the merger agreement. In accordance with the merger agreement, the disputed adjustment was submitted to a mutually agreed upon independent accounting firm for final determination. In June 2022, the accounting firm rendered a determination on the disputed items entirely in favor of CMS Energy. As a result, no further adjustment was required in 2022.

EnerBank's results of operations through the date of the sale are presented as income from discontinued operations on CMS Energy's consolidated statements of income for the year ended December 31, 2021. The table below presents the financial results of EnerBank included in income from discontinued operations:

						In Millions
Years Ended December 31		2022		2021		2020
Operating revenue	$	—	$	209	$	262
Expenses						
Operating expenses		—		60		130
Interest expense		—		34		56
Income before income taxes	$	—	$	115	$	76
Gain on sale		5		657		—
Income from discontinued operations before income taxes	$	5	$	772	$	76
Income tax expense		1		170		18
Income from discontinued operations, net of tax	$	4	$	602	$	58

(This page intentionally left blank)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of CMS Energy Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of CMS Energy Corporation and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedules listed in the index appearing under Item 15 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the Effects of New Regulatory Matters

As described in Note 2 to the consolidated financial statements, the Company is a utility and must apply regulatory accounting when its rates are designed to recover specific costs of providing regulated services. Under regulatory accounting, the Company records regulatory assets or liabilities for certain transactions that would have been treated as expense or revenue by a non-regulated business. As of December 31, 2022, the Company has recognized a total of $3,652 million of regulatory assets, $3,900 million of regulatory liabilities, and $409 million of accrued revenue. As described by management, there are multiple participants to rate case proceedings who often challenge various aspects of those proceedings, including the prudence of the Company's policies and practices. These participants often seek cost disallowances and other relief and have appealed significant decisions reached by the regulators. The recovery of regulatory assets and the settlement of regulatory liabilities are contingent upon the outcomes of rate cases and regulatory proceedings.

The principal considerations for our determination that performing procedures relating to management's accounting for the effects of new regulatory matters is a critical audit matter are (i) the high degree of auditor judgment and subjectivity applied to evaluate management's assessment of the potential outcomes and related accounting impacts associated with pending rate case proceedings, (ii) in some cases, the significant audit effort necessary to assess contrary evidence from various parties involved in rate case proceedings, and (iii) the significant audit effort necessary to evaluate audit evidence related to the recovery of regulatory assets and the settlement of regulatory liabilities.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of regulatory proceedings, including the probability of recovering incurred costs and the related accounting and disclosure impacts. These procedures also included, among others, obtaining and evaluating the Company's correspondence with regulators, evaluating the reasonableness of management's assessment regarding whether recovery of regulatory assets and settlement of regulatory liabilities is probable and evaluating the sufficiency of the disclosures in the consolidated financial statements. Procedures were performed to evaluate the regulatory assets and liabilities, including those subject to pending rate cases, based on provisions and formulas outlined in rate orders, other regulatory correspondence, or application of relevant regulatory precedents.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
February 9, 2023

We have served as the Company's auditor since 2007.

(This page intentionally left blank)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Consumers Energy Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Consumers Energy Company and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedule listed in the index appearing under Item 15 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the Effects of New Regulatory Matters

As described in Note 2 to the consolidated financial statements, the Company is a utility and must apply regulatory accounting when its rates are designed to recover specific costs of providing regulated services. Under regulatory accounting, the Company records regulatory assets or liabilities for certain transactions that would have been treated as expense or revenue by a non-regulated business. As of December 31, 2022, the Company has recognized a total of $3,652 million of regulatory assets, $3,900 million of regulatory liabilities, and $409 million of accrued revenue. As described by management, there are multiple participants to rate case proceedings who often challenge various aspects of those proceedings, including the prudence of the Company's policies and practices. These participants often seek cost disallowances and other relief and have appealed significant decisions reached by the regulators. The recovery of regulatory assets and the settlement of regulatory liabilities are contingent upon the outcomes of rate cases and regulatory proceedings.

The principal considerations for our determination that performing procedures relating to management's accounting for the effects of new regulatory matters is a critical audit matter are (i) the high degree of auditor judgment and subjectivity applied to evaluate management's assessment of the potential outcomes and related accounting impacts associated with pending rate case proceedings, (ii) in some cases, the significant audit effort necessary to assess contrary evidence from various parties involved in rate case proceedings, and (iii) the significant audit effort necessary to evaluate audit evidence related to the recovery of regulatory assets and the settlement of regulatory liabilities.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of regulatory proceedings, including the probability of recovering incurred costs and the related accounting and disclosure impacts. These procedures also included, among others, obtaining and evaluating the Company's correspondence with regulators, evaluating the reasonableness of management's assessment regarding whether recovery of regulatory assets and settlement of regulatory liabilities is probable and evaluating the sufficiency of the disclosures in the consolidated financial statements. Procedures were performed to evaluate the regulatory assets and liabilities, including those subject to pending rate cases, based on provisions and formulas outlined in rate orders, other regulatory correspondence, or application of relevant regulatory precedents.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
February 9, 2023

We have served as the Company's auditor since 2007.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

CMS Energy

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures: Under the supervision and with the participation of management, including its CEO and CFO, CMS Energy conducted an evaluation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on such evaluation, CMS Energy's CEO and CFO have concluded that its disclosure controls and procedures were effective as of December 31, 2022.

Management's Annual Report on Internal Control Over Financial Reporting: CMS Energy's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). CMS Energy's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CMS Energy

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of CMS Energy are being made only in accordance with authorizations of management and directors of CMS Energy

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of CMS Energy's assets that could have a material effect on its financial statements

Management, including its CEO and CFO, does not expect that its internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. In addition, any evaluation of the effectiveness of controls is subject to risks that those internal controls may become inadequate in future periods because of changes in business conditions, or that the degree of compliance with the policies or procedures deteriorates.

Under the supervision and with the participation of management, including its CEO and CFO, CMS Energy conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2022. In making this evaluation, management used the criteria set forth in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, CMS Energy's management concluded that its internal control over financial reporting was effective as of December 31, 2022. The effectiveness of CMS Energy's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item 8. Financial Statements and Supplementary Data.

Changes in Internal Control Over Financial Reporting: There have not been any changes in CMS Energy's internal control over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to affect materially, its internal control over financial reporting.

Consumers

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures: Under the supervision and with the participation of management, including its CEO and CFO, Consumers conducted an evaluation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on such evaluation, Consumers' CEO and CFO have concluded that its disclosure controls and procedures were effective as of December 31, 2022.

Management's Annual Report on Internal Control Over Financial Reporting: Consumers' management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Consumers' internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Consumers

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Consumers are being made only in accordance with authorizations of management and directors of Consumers

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Consumers' assets that could have a material effect on its financial statements

Management, including its CEO and CFO, does not expect that its internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. In addition, any evaluation of the effectiveness of controls is subject to risks that those internal controls may become inadequate in future periods because of changes in business conditions, or that the degree of compliance with the policies or procedures deteriorates.

Under the supervision and with the participation of management, including its CEO and CFO, Consumers conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2022. In making this evaluation, management used the criteria set forth in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, Consumers' management concluded that its internal control over financial reporting was effective as of December 31, 2022. The effectiveness of Consumers' internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item 8. Financial Statements and Supplementary Data.

Changes in Internal Control Over Financial Reporting: There have not been any changes in Consumers' internal control over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to affect materially, its internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

CMS Energy

Information that is required in Item 10 of this Form 10-K regarding executive officers is included in the Item 1. Business—Information About CMS Energy's and Consumers' Executive Officers section, which is incorporated by reference herein.

Information that is required in Item 10 of this Form 10-K regarding directors, executive officers, and corporate governance is incorporated by reference from CMS Energy's and Consumers' definitive proxy statement for their 2023 Annual Meetings of Shareholders to be held May 5, 2023. The proxy statement will be filed with the SEC, pursuant to Regulation 14A under the Exchange Act, within 120 days after the end of the fiscal year covered by this Form 10-K, all of which information is hereby incorporated by reference in, and made part of, this Form 10-K.

Code of Ethics

CMS Energy has adopted an employee code of ethics, entitled "CMS Energy 2023 Code of Conduct and Guide to Ethical Business Behavior" (Employee Code) that applies to its CEO, CFO, and CAO, as well as all other officers and employees of CMS Energy and its affiliates. The Employee Code is administered by the Chief Compliance Officer of CMS Energy, who reports directly to the Audit Committee of the Board of Directors of CMS Energy. CMS Energy has also adopted a director code of ethics entitled "2023 Board of Directors Code of Conduct and Guide to Ethical Business Behavior" (Director Code) that applies to its directors. The Director Code is administered by the Audit Committee of the Board of Directors of CMS Energy. Any alleged violation of the Director Code by a director will be investigated by disinterested members of the Audit Committee of the Board of Directors of CMS Energy, or if none, by disinterested members of the entire Board of Directors of CMS Energy. The Employee Code and Director Code and any waivers of, or amendments or exceptions to, a provision of the Employee Code that applies to CMS Energy's CEO, CFO, CAO or persons performing similar functions and any waivers of, or amendments or exceptions to, a provision of CMS Energy's Director Code will be disclosed on CMS Energy's website at www.cmsenergy.com/corporate-governance/compliance-and-ethics.

Consumers

Information that is required in Item 10 of this Form 10-K regarding executive officers is included in the Item 1. Business—Information About CMS Energy's and Consumers' Executive Officers section, which is incorporated by reference herein.

Information that is required in Item 10 of this Form 10-K regarding directors, executive officers, and corporate governance is incorporated by reference from CMS Energy's and Consumers' definitive proxy statement for their 2023 Annual Meetings of Shareholders to be held May 5, 2023. The proxy statement will be filed with the SEC, pursuant to Regulation 14A under the Exchange Act, within 120 days after the end of the fiscal year covered by this Form 10-K, all of which information is hereby incorporated by reference in, and made part of, this Form 10-K.

Code of Ethics

Consumers has adopted an employee code of ethics, entitled "CMS Energy 2023 Code of Conduct and Guide to Ethical Business Behavior" (Employee Code) that applies to its CEO, CFO, and CAO, as well as all other officers and employees of Consumers and its affiliates. The Employee Code is administered by the Chief Compliance Officer of Consumers, who reports directly to the Audit Committee of the Board of Directors of Consumers. Consumers has also adopted a director code of ethics entitled "2023 Board of Directors Code of Conduct and Guide to Ethical Business Behavior" (Director Code) that applies to its directors. The Director Code is administered by the Audit Committee of the Board of Directors of Consumers. Any alleged violation of the Director Code by a director will be investigated by disinterested members of the Audit Committee of the Board of Directors of Consumers, or if none, by disinterested members of the entire Board of Directors of Consumers. The Employee Code and Director Code and any waivers of, or amendments or exceptions to, a provision of the Employee Code that applies to Consumers' CEO, CFO, CAO or persons performing similar functions and any waivers of, or amendments or exceptions to, a provision of Consumers' Director Code will be disclosed on Consumers' website at www.cmsenergy.com/corporate-governance/compliance-and-ethics.

Item 11.   Executive Compensation

See the note below.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Authorized for Issuance Under Equity Compensation Plans

Presented in the following table is information regarding CMS Energy's equity compensation plans as of December 31, 2022:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plan approved by shareholders	—	$ —	5,417,727

Also see the note below.

Item 13. Certain Relationships and Related Transactions, and Director Independence

See the note below.

Item 14. Principal Accountant Fees and Services

See the note below.

NOTE: Information that is required by Part III—Items 11, 12, 13, and 14 of this Form 10-K is incorporated by reference from CMS Energy's and Consumers' definitive proxy statement for their 2023 Annual Meetings of Shareholders to be held May 5, 2023. The proxy statement will be filed with the SEC, pursuant to Regulation 14A under the Exchange Act, within 120 days after the end of the fiscal year covered by this Form 10-K, all of which information is hereby incorporated by reference in, and made part of, this Form 10-K.

(This page intentionally left blank)

Part IV

Item 15.   Exhibits and Financial Statement Schedules

The following financial statements are filed as part of this report under Item 8. Financial Statements and Supplementary Data:

- Consolidated Statements of Income of CMS Energy for the years ended December 31, 2022, 2021, and 2020
- Consolidated Statements of Comprehensive Income of CMS Energy for the years ended December 31, 2022, 2021, and 2020
- Consolidated Statements of Cash Flows of CMS Energy for the years ended December 31, 2022, 2021, and 2020
- Consolidated Balance Sheets of CMS Energy at December 31, 2022 and 2021
- Consolidated Statements of Changes in Equity of CMS Energy for the years ended December 31, 2022, 2021, and 2020
- Consolidated Statements of Income of Consumers for the years ended December 31, 2022, 2021, and 2020
- Consolidated Statements of Comprehensive Income of Consumers for the years ended December 31, 2022, 2021, and 2020
- Consolidated Statements of Cash Flows of Consumers for the years ended December 31, 2022, 2021, and 2020
- Consolidated Balance Sheets of Consumers at December 31, 2022 and 2021
- Consolidated Statements of Changes in Equity of Consumers for the years ended December 31, 2022, 2021, and 2020
- Notes to the Consolidated Financial Statements
- Report of Independent Registered Public Accounting Firm for CMS Energy
- Report of Independent Registered Public Accounting Firm for Consumers

The following financial statement schedules are included below:

- Schedule I — Condensed Financial Information of Registrant, CMS Energy—Parent Company at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021, and 2020
- Schedule II — Valuation and Qualifying Accounts and Reserves of CMS Energy for the years ended December 31, 2022, 2021, and 2020
- Schedule II — Valuation and Qualifying Accounts and Reserves of Consumers for the years ended December 31, 2022, 2021, and 2020

Schedule I — Condensed Financial Information of Registrant

CMS Energy—Parent Company
Condensed Statements of Income

						In Millions
Years Ended December 31		2022		2021		2020
Operating Expenses						
Other operating expenses	$	(7)	$	(7)	$	(6)
Total operating expenses		(7)		(7)		(6)
Operating Loss		(7)		(7)		(6)
Other Income (Expense)						
Equity earnings of subsidiaries		980		1,482		909
Nonoperating retirement benefits, net		(1)		(1)		(1)
Interest income		2		—		—
Interest income - intercompany		2		1		1
Other income		1		1		1
Other expense		(1)		—		(19)
Total other income		983		1,483		891
Interest Charges						
Interest on long-term debt		181		183		178
Intercompany interest expense and other		8		7		7
Total interest charges		189		190		185
Income Before Income Taxes		787		1,286		700
Income Tax Benefit		(50)		(60)		(55)
Income From Continuing Operations		837		1,346		755
Income From Discontinued Operations, Net of Tax of $—, $(5), and $—		—		7		—
Net Income Attributable to CMS Energy		837		1,353		755
Preferred Stock Dividends		10		5		—
Net Income Available to Common Stockholders	$	827	$	1,348	$	755

The accompanying notes are an integral part of these statements.

Schedule I — Condensed Financial Information of Registrant (Continued)

CMS Energy—Parent Company
Condensed Statements of Cash Flows

			In Millions
Years Ended December 31	2022	2021	2020
Cash Flows from Operating Activities			
Net cash provided by operating activities	$ 565	$ 1,549	$ 507
Cash Flows from Investing Activities			
Investment in subsidiaries	(796)	(581)	(657)
Decrease (increase) in notes receivable – intercompany	286	(83)	(307)
Net cash used in investing activities	(510)	(664)	(964)
Cash Flows from Financing Activities			
Proceeds from issuance of debt	—	—	1,225
Issuance of common stock	69	26	253
Issuance of preferred stock	—	224	—
Retirement of long-term debt	—	(200)	(425)
Debt prepayment costs	—	—	(16)
Payment of dividends on common and preferred stock	(544)	(507)	(465)
Debt issuance costs and financing fees	(11)	(10)	(10)
Change in notes payable – intercompany	77	(28)	(105)
Net cash provided by (used in) financing activities	(409)	(495)	457
Net Increase (Decrease) in Cash and Cash Equivalents, Including Restricted Amounts	(354)	390	—
Cash and Cash Equivalents, Including Restricted Amounts, Beginning of Period	390	—	—
Cash and Cash Equivalents, Including Restricted Amounts, End of Period	$ 36	$ 390	$ —

The accompanying notes are an integral part of these statements.

Schedule I — Condensed Financial Information of Registrant (Continued)

CMS Energy—Parent Company
Condensed Balance Sheets

ASSETS

In Millions

December 31	2022	2021
Current Assets		
Cash and cash equivalents	$ 36	$ 390
Notes and accrued interest receivable – intercompany	107	463
Accounts receivable – intercompany and related parties	8	5
Accrued taxes	45	—
Prepayments and other current assets	1	1
Total current assets	197	859
Other Non-current Assets		
Deferred income taxes	105	147
Investments in subsidiaries	10,881	9,870
Other investments	6	6
Other	11	8
Total other non-current assets	11,003	10,031
Total Assets	$ 11,200	$ 10,890

LIABILITIES AND EQUITY

In Millions

December 31	2022	2021
Current Liabilities		
Accounts and notes payable – intercompany	$ 74	$ 61
Accrued interest, including intercompany	33	33
Accrued taxes	—	83
Other current liabilities	9	8
Total current liabilities	116	185
Non-current Liabilities		
Long-term debt	3,930	3,928
Notes payable – intercompany	109	112
Postretirement benefits	15	19
Other non-current liabilities	15	15
Total non-current liabilities	4,069	4,074
Equity		
Common stockholders' equity	6,791	6,407
Preferred stock	224	224
Total equity	7,015	6,631
Total Liabilities and Equity	$ 11,200	$ 10,890

The accompanying notes are an integral part of these statements.

Schedule I — Condensed Financial Information of Registrant (Continued)

CMS Energy—Parent Company
Notes to the Condensed Financial Statements

1: Basis of Presentation

CMS Energy's condensed financial statements have been prepared on a parent-only basis. In accordance with Rule 12-04 of Regulation S-X, these parent-only financial statements do not include all of the information and notes required by GAAP for annual financial statements, and therefore these parent-only financial statements and other information included should be read in conjunction with CMS Energy's audited consolidated financial statements contained within Item 8. Financial Statements and Supplementary Data.

2: Guarantees

CMS Energy has issued guarantees with a maximum potential obligation of $1.0 billion on behalf of some of its wholly owned subsidiaries and related parties. CMS Energy's maximum potential obligation consists primarily of potential payments:

- to third parties under certain commodity purchase and sales agreements entered into by CMS ERM and other subsidiaries of NorthStar Clean Energy
- to third parties under a credit agreement entered into by a subsidiary of NorthStar Clean Energy
- to tax equity investors that hold membership interests in certain VIEs held by NorthStar Clean Energy
- to Regions Bank related to the sale of EnerBank
- to EGLE on behalf of CMS Land and CMS Capital, for environmental remediation obligations at Bay Harbor
- to the U.S. Department of Energy on behalf of Consumers, in connection with Consumers' 2011 settlement agreement with the U.S. Department of Energy regarding damages resulting from the department's failure to accept spent nuclear fuel from nuclear power plants formerly owned by Consumers

The expiry dates of these guarantees vary, depending upon contractual provisions or upon the statute of limitations under the relevant governing law.

Schedule II — Valuation and Qualifying Accounts and Reserves

CMS Energy Corporation

Years Ended December 31, 2022, 2021, and 2020

					In Millions
Description	Balance at Beginning of Period	Charged to Expense	Charged to Other Accounts	Deductions	Balance at End of Period
Allowance for uncollectible accounts[1]					
2022	$ 20	$ 50	$ —	$ 43	$ 27
2021	29	22	—	31	20
2020	20	33	—	24	29
Deferred tax valuation allowance					
2022	$ 2	$ —	$ —	$ —	$ 2
2021	1	1	—	—	2
2020	2	—	—	1	1

[1]   Deductions represent write-offs of uncollectible accounts, net of recoveries.

Consumers Energy Company

Years Ended December 31, 2022, 2021, and 2020

					In Millions
Description	Balance at Beginning of Period	Charged to Expense	Charged to Other Accounts	Deductions	Balance at End of Period
Allowance for uncollectible accounts[1]					
2022	$ 20	$ 50	$ —	$ 43	$ 27
2021	29	22	—	31	20
2020	20	33	—	24	29

[1]   Deductions represent write-offs of uncollectible accounts, net of recoveries.

(This page intentionally left blank)

Exhibit Index

The agreements included as exhibits to this Form 10-K filing are included solely to provide information regarding the terms of the agreements and are not intended to provide any other factual or disclosure information about CMS Energy, Consumers, or other parties to the agreements. The agreements may contain representations and warranties made by each of the parties to each of the agreements that were made exclusively for the benefit of the parties involved in each of the agreements and should not be treated as statements of fact. The representations and warranties were made as a way to allocate risk if one or more of those statements prove to be incorrect. The statements were qualified by disclosures of the parties to each of the agreements that may not be reflected in each of the agreements. The agreements may apply standards of materiality that are different than standards applied to other investors. Additionally, the statements were made as of the date of the agreements or as specified in the agreements and have not been updated. The representations and warranties may not describe the actual state of affairs of the parties to each agreement.

Additional information about CMS Energy and Consumers may be found in this filing, at www.cmsenergy.com, at www.consumersenergy.com, and through the SEC's website at www.sec.gov.

Exhibits	Previously Filed With File Number	As Exhibit Number	Description
3.1[1]	1-9513	3.1	— Restated Articles of Incorporation of CMS Energy, effective June 1, 2004, as amended May 22, 2009, together with the Certificate of Designation of 4.200% Cumulative Redeemable Perpetual Preferred Stock, Series C, effective June 29, 2021 (Form 10-Q for the quarterly period ended June 30, 2021)
3.2[1]	1-9513	3.2	— CMS Energy Bylaws, amended and restated effective February 8, 2016 (Form 8-K filed February 8, 2016)
3.3	1-5611	3(c)	— Restated Articles of Incorporation of Consumers effective June 7, 2000 (Form 10-K for the fiscal year ended December 31, 2000)
3.4	1-5611	3.2	— Consumers Bylaws, amended and restated as of January 24, 2013 (Form 8-K filed January 29, 2013)
4.1	2-65973	(b)(1)–4	— Indenture dated as of September 1, 1945 between Consumers and Chemical Bank (successor to Manufacturers Hanover Trust Company), as Trustee, including therein indentures supplemental thereto through the Forty-third Supplemental Indenture dated as of May 1, 1979 (Form S-16 filed November 13, 1979)
			Indentures Supplemental thereto:
4.1.a	1-5611	4.2	— 104th dated as of 8/11/05 (Form 8-K filed August 11, 2005)
4.1.b	1-5611	4.1	— 112th dated as of 9/1/10 (Form 8-K filed September 7, 2010)
4.1.c	1-5611	4.1	— 113th dated as of 10/15/10 (Form 8-K filed October 20, 2010)
4.1.d	1-5611	4.1	— 114th dated as of 3/31/11 (Form 8-K filed April 6, 2011)
4.1.e	1-5611	4.1	— 120th dated as of 12/17/12 (Form 8-K filed December 20, 2012)
4.1.f	1-5611	4.1	— 121st dated as of 5/17/13 (Form 8-K filed May 17, 2013)
4.1.g	1-5611	4.1	— 122nd dated as of 8/9/13 (Form 8-K filed August 9, 2013)
4.1.h	1-5611	4.1	— 123rd dated as of 12/20/13 (Form 8-K filed December 27, 2013)

Exhibits	Previously Filed With File Number	As Exhibit Number	Description
4.1.i	1-5611	4.1	— [124th dated as of 8/18/2014 (Form 8-K filed August 18, 2014)](#)
4.1.j	1-5611	4.1	— [125th dated as of 11/6/2015 (Form 8-K filed November 6, 2015)](#)
4.1.k	1-5611	4.1	— [126th dated as of 11/23/2015 (Form 8-K filed November 25, 2015)](#)
4.1.l	1-5611	4.1	— [127th dated as of 8/10/16 (Form 8-K filed August 10, 2016)](#)
4.1.m	1-5611	4.1	— [128th dated as of 2/22/17 (Form 8-K filed February 22, 2017)](#)
4.1.n	1-5611	4.1	— [129th dated as of 9/28/17 (Form 8-K filed September 28, 2017)](#)
4.1.o	1-5611	4.1	— [130th dated as of 11/15/17 (Form 8-K filed November 15, 2017)](#)
4.1.p	1-5611	4.1	— [131st dated as of 5/14/18 (Form 8-K filed May 14, 2018)](#)
4.1.q	1-5611	4.1	— [132nd dated as of 6/5/18 (Form 8-K filed June 5, 2018)](#)
4.1.r	1-5611	4.1	— [133rd dated as of 10/1/18 (Form 8-K filed October 1, 2018)](#)
4.1.s	1-5611	4.1	— [134th dated as of 11/13/18 (Form 8-K filed November 13, 2018)](#)
4.1.t	1-5611	4.1	— [135th dated as of 5/28/19 (Form 8-K filed May 28, 2019)](#)
4.1.u	1-5611	4.1	— [136th dated as of 9/3/19 (Form 8-K filed September 3, 2019)](#)
4.1.v	1-5611	4.1	— [137th dated as of 9/19/19 (Form 8-K filed September 19, 2019)](#)
4.1.w	1-5611	4.3	— [138th dated as of 10/1/19 (Form 10-Q for the quarterly period ended September 30, 2019)](#)
4.1.x	1-5611	4.1	— [139th dated as of 3/26/20 (Form 8-K filed March 26, 2020)](#)
4.1.y	1-5611	4.1	— [140th dated as of 5/13/20 (Form 8-K filed May 13, 2020)](#)
4.1.z	1-5611	4.1	— [141st dated as of 5/20/20 (Form 8-K filed May 20, 2020)](#)
4.1.aa	1-5611	4.1	— [142nd dated as of 10/7/20 (Form 8-K filed October 7, 2020)](#)
4.1.bb	1-5611	4.1	— [143rd dated as of 12/14/20 (Form 8-K filed December 14, 2020)](#)
4.1.cc	1-5611	4.1	— [144th dated as of 8/12/21 (Form 8-K filed August 12, 2021)](#)
4.1.dd	1-5611	4.1	— [145th dated as of 8/11/22 (Form 8-K filed August 11, 2022)](#)
4.1.ee	1-5611	4.1	— [146th dated as of 12/14/22 (Form 8-K filed December 15, 2022)](#)
4.1.ff	1-5611	4.1	— [147th dated as of 1/10/23 (Form 8-K filed January 10, 2023)](#)
4.2	1-5611	(4)(b)	— [Indenture dated as of January 1, 1996 between Consumers and The Bank of New York Mellon, as Trustee (Form 10-K for the fiscal year ended December 31, 1995)](#)
4.3	1-5611	(4)(c)	— [Indenture dated as of February 1, 1998 between Consumers and The Bank of New York Mellon (formerly The Chase Manhattan Bank), as Trustee (Form 10-K for the fiscal year ended December 31, 1997)](#)
4.4[1]	33-47629	(4)(a)	— Indenture dated as of September 15, 1992 between CMS Energy and NBD Bank, as Trustee (Form S-3 filed May 1, 1992)
			Indentures Supplemental thereto:
4.4.a[1]	1-9513	4.1	— [29th dated as of 3/22/13 (Form 8-K filed March 22, 2013)](#)
4.4.b[1]	1-9513	4.1	— [30th dated as of 2/27/14 (Form 8-K filed February 27, 2014)](#)
4.4.c[1]	1-9513	4.2	— [31st dated as of 2/27/14 (Form 8-K filed February 27, 2014)](#)
4.4.d[1]	1-9513	4.1	— [32nd dated as of 11/9/15 (Form 8-K filed November 9, 2015)](#)

	Previously Filed			
Exhibits	With File Number	As Exhibit Number		Description
4.4.e[1]	1-9513	4.1	—	33rd dated as of 5/5/16 (Form 8-K filed May 5, 2016)
4.4.f[1]	1-9513	4.1	—	34th dated as of 11/3/16 (Form 8-K filed November 3, 2016)
4.4.g[1]	1-9513	4.1	—	35th dated as of 2/13/17 (Form 8-K filed February 13, 2017)
4.5[1]	1-9513	(4a)	—	Indenture dated as of June 1, 1997 between CMS Energy and The Bank of New York Mellon, as Trustee (Form 8-K filed July 1, 1997)
				Indentures Supplemental thereto:
4.5.a[1]	1-9513	4.5.a	—	5th dated as of 2/13/18 (Form 10-K for the fiscal year ended December 31, 2017)
4.5.b[1]	1-9513	4.1	—	6th dated as of 3/8/18 (Form 8-K filed March 8, 2018)
4.5.c[1]	1-9513	4.1	—	7th dated as of 9/26/18 (Form 8-K filed September 26, 2018)
4.5.d[1]	1-9513	4.1	—	8th dated as of 2/20/19 (Form 8-K filed February 20, 2019)
4.5.e[1]	1-9513	4.1	—	9th dated as of 5/28/20 (Form 8-K filed May 28, 2020)
4.5.f[1]	1-9513	4.1	—	10th dated as of 11/25/20 (Form 8-K filed November 25, 2020)
4.6[1]	1-9513	4.6	—	Description of CMS Energy Securities (Form 10-K for the fiscal year ended December 31, 2021)
4.7	1-5611	4.7	—	Description of Consumers Securities (Form 10-K for the fiscal year ended December 31, 2019)
4.8[1]	1-9513	4.2	—	Deposit Agreement, dated as of July 1, 2021, among CMS Energy, Equiniti Trust Company, and the holders from time to time of the depositary receipts described therein, including Form of Depositary Receipt (Form 8-K filed July 1, 2021)
10.1[2]	1-9513	10.1	—	CMS Energy 2020 Performance Incentive Stock Plan, effective June 1, 2020 (Form 8-K filed May 5, 2020)
10.2[2]	1-9513	10.3	—	CMS Energy's Deferred Salary Savings Plan, as amended and restated, effective January 1, 2019 (Form 10-K for the fiscal year ended December 31, 2018)
10.3[2]	1-9513	10.5	—	CMS Energy and Consumers Directors' Deferred Compensation Plan, effective as of November 30, 2007 (Form 10-K for the fiscal year ended December 31, 2014)
10.4[2]	1-9513	10.6	—	Supplemental Executive Retirement Plan for Employees of CMS Energy/Consumers effective on January 1, 1982 and as amended effective April 1, 2011 (Form 10-Q for the quarterly period ended March 31, 2011)
10.5[2]	1-9513	10.7	—	Defined Contribution Supplemental Executive Retirement Plan, as amended and restated, effective May 1, 2019 (Form 10-K for the fiscal year ended December 31, 2018)
10.6[2]	1-9513	10.6	—	Form of Officer Separation Agreement as of January 2020 (Form 10-K for the fiscal year ended December 31, 2019)
10.7[1]	1-9513	(10)(y)	—	Environmental Agreement dated as of June 1, 1990 made by CMS Energy to The Connecticut National Bank and Others (Form 10-K for the fiscal year ended December 31, 1990)

Exhibits	Previously Filed With File Number	As Exhibit Number		Description
10.8[1,2]	1-9513	(10)(a)	—	[Form of Indemnification Agreement between CMS Energy and its Directors, effective as of November 1, 2007 (Form 10-Q for the quarterly period ended September 30, 2007)](#)
10.9[2]	1-5611	(10)(b)	—	[Form of Indemnification Agreement between Consumers and its Directors, effective as of November 1, 2007 (Form 10-Q for the quarterly period ended September 30, 2007)](#)
10.10[2]	1-9513	10.10	—	[CMS Incentive Compensation Plan for CMS Energy and Consumers Officers as amended, effective as of January 27, 2022 (Form 10-K for the fiscal year ended December 31, 2021)](#)
10.11[2]	1-9513	10.1	—	[2016 Form of Change in Control Agreement (Form 8-K filed June 23, 2016)](#)
10.12[2]	1-9513	10.12	—	[Annual Employee Incentive Compensation Plan for Consumers as amended, effective as of January 27, 2022 (Form 10-K for the fiscal year ended December 31, 2021)](#)
10.13[1,2]			—	[Annual NorthStar Clean Energy Employee Incentive Compensation Plan as amended, effective as of August 22, 2022](#)
10.14[1]	1-9513	10.1	—	[$550 million Fifth Amended and Restated Revolving Credit Agreement dated as of December 14, 2022 among CMS Energy, the Banks, as defined therein, and Barclays Bank PLC, as Agent (Form 8-K filed December 15, 2022)](#)
10.15	1-5611	10.2	—	[$1.1 billion Sixth Amended and Restated Revolving Credit Agreement dated as of December 14, 2022 among Consumers, the Banks, as defined therein, and JPMorgan Chase Bank, N.A., as Agent (Form 8-K filed December 15, 2022)](#)
10.16	1-5611	10.1	—	[$250 million Amended and Restated Revolving Credit Agreement dated as of November 19, 2018 among Consumers, the Banks, as defined therein, and The Bank of Nova Scotia, as Agent (Form 8-K filed November 20, 2018)](#)
10.16.a	1-5611	10.1	—	[Description of the Extension to the Amended and Restated $250 million Secured Revolving Credit Agreement (Form 8-K filed November 19, 2019)](#)
10.16.b	1-5611	10.1	—	[Description of the Second Extension to the Amended and Restated $250 million Secured Revolving Credit Agreement (Form 8-K filed November 19, 2020)](#)
10.16.c	1-5611	10.1	—	[Description of the Third Extension to the Amended and Restated $250 million Secured Revolving Credit Agreement (Form 8-K filed November 22, 2021)](#)
10.16.d	1-5611	10.1	—	[First Amendment to the Amended and Restated $250 million Secured Revolving Credit Agreement (Form 8-K filed November 29, 2022)](#)
10.17[2]	1-9513	10.1	—	[Consumers and other CMS Energy Companies Retired Executives Survivor Benefit Plan for Management/Executive Employees, distributed July 1, 2011 (Form 10-Q for the quarterly period ended September 30, 2011)](#)

	Previously Filed		
Exhibits	With File Number	As Exhibit Number	Description
10.18	1-5611	10.1 —	[Form of Commercial Paper Dealer Agreement between Consumers, as Issuer, and the Dealer party thereto (Form 10-Q for the quarterly period ended September 30, 2014)](#)
10.19[1]	1-9513	10.1 —	[Agreement and Plan of Merger dated June 7, 2021 by and among CMS Energy, EnerBank, and Regions Bank (Form 8-K filed June 8, 2021)](#)
10.19.a[1]	1-9513	10.1 —	[Amendment No. 1 dated as of August 9, 2021 to the Agreement and Plan of Merger, dated June 7, 2021, by and among CMS Energy, EnerBank, and Regions Bank (Form 10-Q for the quarterly period ended September 30, 2021)](#)
10.20	1-5611	10.1 —	[Purchase and Sale Agreement dated June 21, 2021 by and among Consumers and New Covert Generating Company, LLC (Form 8-K filed June 23, 2021)](#)
10.21	1-5611	10.2 —	[Purchase and Sale Agreement dated June 21, 2021 by and among Consumers and DIG, CMS Generation Michigan Power, and CMS ERM (Form 8-K filed June 23, 2021)](#)
10.22	1-5611	10.1 —	[$1 billion unsecured Term Loan Credit Agreement dated as of July 22, 2022 among Consumers, the Banks defined therein, and U.S. Bank National Association, as Agent (Form 10-Q for the quarterly period ended June 30, 2022)](#)
10.23	1-5611	10.1 —	[Bond Purchase Agreement dated as of January 12, 2023 between Consumers and each of the Purchasers named therein (Form 8-K filed January 12, 2023)](#)
21.1		—	[Subsidiaries of CMS Energy and Consumers](#)
23.1		—	[Consent of PricewaterhouseCoopers LLP for CMS Energy](#)
23.2		—	[Consent of PricewaterhouseCoopers LLP for Consumers](#)
31.1		—	[CMS Energy's certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002](#)
31.2		—	[CMS Energy's certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002](#)
31.3		—	[Consumers' certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002](#)
31.4		—	[Consumers' certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002](#)
32.1		—	[CMS Energy's certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002](#)
32.2		—	[Consumers' certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002](#)
99.1[1]	333-249643	99.1 —	[CMS Energy Stock Purchase Plan, as amended and restated October 23, 2020 (Form S-3ASR filed October 23, 2020)](#)
101.INS		—	Inline XBRL Instance Document

| Exhibits | Previously Filed | | Description |
	With File Number	As Exhibit Number	
101.SCH			— Inline XBRL Taxonomy Extension Schema
101.CAL			— Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF			— Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB			— Inline XBRL Taxonomy Extension Labels Linkbase
101.PRE			— Inline XBRL Taxonomy Extension Presentation Linkbase
104			— Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document)

[1] Obligations of CMS Energy or its subsidiaries, but not of Consumers.

[2] Management contract or compensatory plan or arrangement.

Exhibits that have been previously filed with the SEC, designated above, are incorporated herein by reference and made a part hereof.

Item 16.   Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, CMS Energy Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Garrick J. Rochow
_____

Name: Garrick J. Rochow

Title: President and Chief Executive Officer

Date: February 9, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of CMS Energy Corporation and in the capacities indicated and on February 9, 2023.

/s/ Garrick J. Rochow	/s/ William D. Harvey
Garrick J. Rochow	William D. Harvey, Director
President, Chief Executive Officer, and Director (Principal Executive Officer)	
	/s/ John G. Russell
	John G. Russell, Director
/s/ Rejji P. Hayes	
Rejji P. Hayes	
Executive Vice President and Chief Financial Officer (Principal Financial Officer)	/s/ Suzanne F. Shank
	Suzanne F. Shank, Director
	/s/ Myrna M. Soto
/s/ Scott B. McIntosh	Myrna M. Soto, Director
Scott B. McIntosh	
Vice President, Controller, and Chief Accounting Officer (Controller)	/s/ John G. Sznewajs
	John G. Sznewajs, Director
/s/ Jon E. Barfield	/s/ Ronald J. Tanski
Jon E. Barfield, Director	Ronald J. Tanski, Director
/s/ Deborah H. Butler	/s/ Laura H. Wright
Deborah H. Butler, Director	Laura H. Wright, Director
/s/ Kurt L. Darrow	
Kurt L. Darrow, Director	

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Consumers Energy Company has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Garrick J. Rochow

Name: Garrick J. Rochow

Title: President and Chief Executive Officer

Date: February 9, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of Consumers Energy Company and in the capacities indicated and on February 9, 2023.

/s/ Garrick J. Rochow	/s/ William D. Harvey
Garrick J. Rochow	William D. Harvey, Director
President, Chief Executive Officer, and Director (Principal Executive Officer)	
	/s/ John G. Russell
	John G. Russell, Director
/s/ Rejji P. Hayes	
Rejji P. Hayes	
Executive Vice President and Chief Financial Officer (Principal Financial Officer)	/s/ Suzanne F. Shank
	Suzanne F. Shank, Director
	/s/ Myrna M. Soto
/s/ Scott B. McIntosh	Myrna M. Soto, Director
Scott B. McIntosh	
Vice President, Controller, and Chief Accounting Officer (Controller)	/s/ John G. Sznewajs
	John G. Sznewajs, Director
/s/ Jon E. Barfield	/s/ Ronald J. Tanski
Jon E. Barfield, Director	Ronald J. Tanski, Director
/s/ Deborah H. Butler	/s/ Laura H. Wright
Deborah H. Butler, Director	Laura H. Wright, Director
/s/ Kurt L. Darrow	
Kurt L. Darrow, Director	

(This page intentionally left blank)

(This page intentionally left blank)



CMS Energy Corporation
Consumers Energy Company
One Energy Plaza
Jackson, MI 49201-2357